UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 26, 2019

Eldorado Resorts, Inc.

(Exact Name of registrant as specified in its charter)

Nevada	001-36629	46-3657681
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 West Liberty Street, Suite 1150 Reno, Nevada		89501
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (775) 328-0100

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value	ERI	NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Execution of Purchase Agreements for Harrah’s New Orleans, Harrah’s Atlantic City and Harrah’s Laughlin

On September 26, 2019, Eldorado Resorts, Inc., a Nevada corporation (“Eldorado” or the “Company”), and VICI Properties L.P. (“Buyer”) entered into the following agreements (each of which were entered into in accordance with the terms of that certain Master Transaction Agreement, dated as of June 24, 2019, by and between the Company and Buyer (the “Master Transaction Agreement”), which was previously disclosed on a Current Report on Form 8-K): (i) a Purchase and Sale Agreement (the “Harrah’s New Orleans Purchase Agreement”) pursuant to which Buyer agreed to acquire, and the Company agreed to cause to be sold, all of the fee and leasehold interests in the land and real property improvements associated with Harrah’s New Orleans in New Orleans, Louisiana (the “Harrah’s New Orleans Property”), for a cash purchase price of $775.5 million; (ii) a Purchase and Sale Agreement (the “Harrah’s Atlantic City Purchase Agreement”) pursuant to which Buyer agreed to acquire, and the Company agreed to cause to be sold, all of the land and real property improvements associated with Harrah’s Resort Atlantic City and Harrah’s Atlantic City Waterfront Conference Center in Atlantic City, New Jersey (together, the “Harrah’s Atlantic City Property”) for a cash purchase price of $599.25 million; and (iii) a Purchase and Sale Agreement (the “Harrah’s Laughlin Purchase Agreement” and, collectively with the Harrah’s New Orleans Purchase Agreement and the Harrah’s Atlantic City Purchase Agreement, the “Subject Property Purchase Agreements” and each a “Subject Property Purchase Agreement”) pursuant to which Buyer agreed to acquire, and the Company agreed to cause to be sold, all of the equity interests in a newly formed entity that will acquire the land and real property improvements associated with Harrah’s Laughlin Hotel & Casino in Laughlin, Nevada (the “Harrah’s Laughlin Property” and, collectively with the Harrah’s New Orleans Property and the Harrah’s Atlantic City Property, the “Subject Properties” and each a “Subject Property”) for a cash purchase price of $434.75 million.

As noted above, the Subject Property Purchase Agreements were entered into in accordance with the terms of the Master Transaction Agreement, and the acquisitions of the Subject Properties are part of the broader set of transactions contemplated by such Master Transaction Agreement (such transactions, collectively, the “VICI Transaction”), as previously disclosed by the Company. The purchase of each of the Subject Properties is subject to the consummation of the closing of the transactions contemplated under the Agreement and Plan of Merger, dated as of June 24, 2019 (the “Merger Agreement”), by and among the Company, Colt Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of the Company, and Caesars Entertainment Corporation (“Caesars”), pursuant to which Merger Sub will merge with and into Caesars, with Caesars surviving as a wholly owned subsidiary of the Company (the “Merger”), as well as certain customary closing conditions, including satisfactory due diligence reviews to be performed by Buyer during a ninety (90) day due diligence period and obtaining certain regulatory approvals, in each case as set forth in each Subject Property Purchase Agreement. The purchase of each Subject Property will not be cross-conditioned on the purchase of any other Subject Property (that is, Buyer is not required to close on “all or none” of the Subject Properties). In addition, the other transactions that comprise the VICI Transaction are not conditioned on the completion of any or all of the acquisitions of the Subject Properties. Subject to the terms and conditions of the applicable Subject Property Purchase Agreement, if either the Company or Buyer defaults in its obligation to consummate the purchase and sale of the Harrah’s New Orleans Property or the Harrah’s Atlantic City Property, the defaulting party may be responsible for liquidated damages of up to $30.0 million for each such property, and if either the Company or Buyer defaults in its obligation to consummate purchase and sale of the Harrah’s Laughlin Property, the defaulting party may be responsible for liquidated damages of up to $18.5 million. The amount of any liquidated damages payable under the Subject Property Purchase Agreements will be offset on a dollar for dollar basis by the amount of any damages or termination fee paid by the Company or its affiliates under the Master Termination Agreement, which provides for the Company to pay VICI a $75.0 million termination fee in the event the Master Transaction Agreement is terminated because the Merger Agreement is terminated.

In connection with the closing of the purchase of the Subject Properties, the Lease (Non-CPLV), dated October 6, 2017, which currently provides for the lease by Caesars from Buyer of a majority of Caesars’ regional properties, will be amended to include the Subject Properties (such lease, as amended, the “Regional Lease”), which will be leased back to subsidiaries of the Company following the consummation of the Merger for an initial aggregate total additional annual rent of $154.0 million, subject to annual increases in accordance with the Regional Lease. Upon consummation of the purchase of each Subject Property, Buyer’s existing call options on the applicable Subject Property will terminate.

The foregoing description of the Subject Property Purchase Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Harrah’s New Orleans Purchase Agreement, the Harrah’s Atlantic City Purchase Agreement and the Harrah’s Laughlin Purchase Agreement, copies of which are attached hereto as Exhibit 2.1, Exhibit 2.2 and Exhibit 2.3, respectively, and are incorporated herein by reference.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with Eldorado’s previously announced transaction with Caesars, Eldorado has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Eldorado and Caesars that also constitutes a prospectus of Eldorado and Caesars (the “joint proxy statement/prospectus”). Each of Eldorado and Caesars has made the joint proxy statement/prospectus available to their respective stockholders. Eldorado and Caesars also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Eldorado or Caesars may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the joint proxy statement/prospectus, the registration statement and other relevant documents filed by Eldorado and Caesars without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Eldorado Resorts, Inc. by mail at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, Attention: Investor Relations, by telephone at (775) 328-0112 or by going to the Investor page on Eldorado’s corporate website at www.eldoradoresorts.com; or (2) Caesars Entertainment Corporation by mail at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109, Attention: Investor Relations, by telephone at (800) 319-0047, or by going to the Investors page on Caesars’ corporate website at investor.caesars.com.

Certain Information Regarding Participants

Eldorado, Caesars and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Eldorado and Caesars stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Eldorado’s directors and executive officers in Eldorado’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 26, 2019.

Investors may obtain information regarding the names, affiliations and interests of Caesars’ directors and executive officers in Caesars’ Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 Annual Meeting, which was filed with the SEC on May 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Purchase and Sale Agreement dated as of September 26, 2019 by and between Eldorado Resorts, Inc. and VICI Properties L.P. (Harrah’s New Orleans; New Orleans, Louisiana)

2.2	Purchase and Sale Agreement dated as of September 26, 2019 by and between Eldorado Resorts, Inc. and VICI Properties L.P. (Harrah’s Resort Atlantic City and Harrah’s Atlantic City Waterfront Conference Center; Atlantic City, New Jersey)

2.3	Purchase and Sale Agreement dated as of September 26, 2019 by and between Eldorado Resorts, Inc. and VICI Properties L.P. (Harrah’s Laughlin Hotel and Casino; Laughlin, Nevada)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 26, 2019	ELDORADO RESORTS, INC.

	By:	/s/ Thomas Reeg
Chief Executive Officer

Exhibit 2.1

PURCHASE AND SALE AGREEMENT

by and between

ELDORADO RESORTS, INC.,

a Nevada corporation

and

VICI PROPERTIES L.P.,

a Delaware limited partnership

Harrah’s New Orleans

New Orleans, Louisiana

Effective Date: September 26, 2019

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) made as of September 26, 2019 (the “Effective Date”) by and between ELDORADO RESORTS, INC., a Nevada corporation (“Eldorado”), having an office at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, and VICI PROPERTIES L.P., a Delaware limited partnership (“Buyer”), having an office at c/o VICI Properties Inc., 430 Park Avenue, 8th Floor, New York, New York 10022.

W I T N E S S E T H:

WHEREAS, JCC Fulton Development, L.L.C., a Louisiana limited liability company (“Fulton”), owns the fee estate in those certain parcels of real property and the buildings and other improvements constructed thereon (collectively, the “Owned Property”), which parcel(s) is more particularly bounded and described in Exhibit A-1 annexed hereto and made a part hereof.

WHEREAS, Jazz Casino Company, L.L.C., a Louisiana limited liability company (“JCC”; together with Fulton, “Seller”), owns (i) the leasehold estate in those certain parcels of real property (the “Leased Premises”), as more particularly bounded and described in Exhibit A-2 annexed hereto and made a part hereof, pursuant to the HNO Ground Lease (as defined herein) and (ii) subject to the terms of the HNO Ground Lease, the real property improvements located on the Leased Premises (together with related fixtures and other related property, the “Lease Improvements”).

WHEREAS, Eldorado is acquiring an indirect ownership interest in Seller pursuant to that certain Agreement and Plan of Merger dated as of June 24, 2019, by and among CEC, Eldorado, and Colt Merger Sub, Inc. (the “Merger Agreement”).

WHEREAS, Buyer, subject to and upon the terms and conditions hereof, desires to acquire the fee ownership interest in the Owned Property, the leasehold ownership interest in the Leased Premises and title to the Lease Improvements immediately following the consummation of the transactions contemplated in the Merger Agreement.

WHEREAS, immediately following the closing of the merger to be effectuated pursuant to the Merger Agreement, Eldorado intends to cause Seller to effectuate the Transaction.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, intending to be legally bound, the parties hereto do hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

SECTION 1.1.    Definitions. In addition to terms defined elsewhere in this Agreement, as used herein, the following terms shall have the following meanings:

“Additional Diligence Materials” shall have the meaning given in Section 4.1(a).

“Affiliate” shall mean with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Amended Non-CPLV Lease” shall mean the Original Non-CPLV Lease as amended by the Non-CPLV Lease Amendment.

“Buildings” shall mean all buildings, structures and other improvements and fixtures located on the Land, collectively, including, without limitation, the Lease Improvements.

“Business Day” shall mean any day other than Saturday, Sunday, any Federal holiday, or any holiday in the State in which the Property is located. If any period expires or action is to be taken on a day which is not a Business Day, the time frame for the same shall be extended until the next Business Day.

“Buyer” shall have the meaning given in the introductory paragraph.

“Buyer Liquidated Damages Amount” shall have the meaning given in Section 9.2.

“Buyer Parties” shall mean Buyer and any other Affiliate of Buyer that is a party to a Closing Document.

“Buyer’s Warranties” shall mean, collectively, Buyer’s representations and warranties set forth in Section 7.1.

“Call Right Agreement” shall mean that certain Call Right Agreement (Harrah’s New Orleans), dated October 6, 2017, between VICI and CEC.

“Casualty/Condemnation Proceeds” shall have the meaning given in Section 10.2.

“Casualty Notice Date” shall have the meaning given in Section 10.1.

“CEC” shall mean Caesars Entertainment Corporation, a Delaware corporation.

“CEOC” shall mean CEOC, LLC, a Delaware limited liability company.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §§9601 et seq., as amended by SARA (Superfund Amendment and Reauthorization Act of 1986) and as the same may be further amended from time to time.

“Closing” shall mean the closing of the Transaction.

“Closing Date” shall mean the day on which the transactions contemplated by this Agreement are consummated.

“Closing Documents” shall mean all documents executed and delivered by Buyer, Eldorado, Seller or their respective Affiliates as required by Section 6.2 and Section 6.3 or as otherwise executed and delivered by Buyer, Eldorado or Seller or their respective Affiliates as part of Closing.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Contracts” shall mean all contracts and agreements, including brokerage agreements, licensing agreements, marketing agreements, design contracts, construction contracts, service and maintenance contracts and agreements, relating to the Property, together with any extensions, renewals, replacements or modifications of any of the foregoing; provided that the term “Contracts” does not include Leases.

“Control” shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, partnership interests or any other equity interests or by contract, and “Controlling” and “Controlled” shall have meanings correlative thereto.

“Deed” shall have the meaning given in Section 6.2(a).

“Development Rights” shall have the meaning given in the definition of “Intangible Property”.

“Due Diligence Period” shall have the meaning given in Section 4.1(a).

“Eldorado” shall have the meaning given in the introductory paragraph.

“Eldorado Liquidated Damages Amount” shall have the meaning given in Section 9.1.

“Eldorado’s Knowledge” or words of similar import (other than “Knowledge of Eldorado”) shall refer to the current actual knowledge (without any duty of investigation) of Tom Reeg, Anthony Carano, Bret Yunker, Stephanie Lepori and/or Ed Quatmann.

“Eldorado’s Warranties” shall mean, collectively, Eldorado’s representations and warranties set forth in Section 7.2.

“Environmental Reports” shall mean any Phase I Environmental Site Assessments and other environmental reports that have been made available to or obtained by Buyer or its Affiliates, in any such case, no later than ten (10) days prior to the end of the Due Diligence Period.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time.

“Escrow Agent” shall mean Chicago Title Insurance Company, Attn: Joe Benlevi, E-Mail: joe.benlevi@ctt.com, Tel: (212) 880-1304.

“Existing Survey” shall mean collectively, (i) that certain ALTA/NSPS Land Title Survey dated April 9, 2018 by Blew & Associates, Inc., Job Number 18-1013, (ii) that certain ALTA/ACSM Land Title Survey dated June 11, 2014 by Gandolfo Kuhn, L.L.C, and (iii) the drawing downloaded as document 2.21.247 in the data room created by CEC in connection with the transactions contemplated under the Merger Agreement and depicting certain smoking porches added to the Property.

“Fixtures” shall mean all equipment, machinery, fixtures and other items of property, including all components thereof, that are now or hereafter (a) located in or on, or used in connection with, and (b) permanently affixed to or otherwise incorporated into the Land and/or the buildings and other improvements located on the Land. Notwithstanding the foregoing, Fixtures shall not include any Gaming Equipment.

“Fulton” shall have the meaning given in the Recitals.

“Gaming” shall mean to deal, operate, carry on, conduct, maintain or expose for play any game as defined under any Gaming Law, or to operate an inter-casino linked system, as defined under any Gaming Law.

“Gaming Authorities” shall mean, collectively, (i) Louisiana Gaming Control Board, (ii) Louisiana State Police, Department of Public Safety, Gaming Enforcement Division, (iii) Louisiana Department of Justice, Gaming Division and (iv) any other governmental entity that holds regulatory, licensing or permit authority over gambling, gaming or casino activities conducted or proposed to be conducted within the State of Louisiana.

“Gaming Equipment” shall mean any and all gaming devices (as defined in the Louisiana Gaming Laws), gaming device parts inventory and other related gaming equipment and supplies used in connection with the operation of a casino, including, without limitation, slot machines (as defined in the Louisiana Gaming Laws), gaming tables, cards, dice, chips, tokens, player tracking systems, cashless wagering systems, electronic betting systems, mobile gaming systems, interactive gaming systems, inter-casino linked systems, on-line slot metering systems, and associated equipment, together with all improvements and/or additions thereto.

“Gaming Facility” shall mean any premises wherein or whereon any Gaming takes place.

“Gaming Law” shall mean any and all laws, statutes, ordinances, rules, regulations, policies, orders, codes, decrees or judgments, and Gaming License conditions or restrictions, as amended from time to time, now or hereafter in effect or promulgated, pertaining to the operation, control, maintenance, alteration, modification or capital improvement of a Gaming Facility or the conduct of a person or entity holding a Gaming License, including, without limitation, any Louisiana Gaming Laws and any requirements imposed by a regulatory agency, commission, board or other governmental body pursuant to the jurisdiction and authority granted to it under applicable law, and all other rules, regulations, orders, ordinances and legal requirements of any Gaming Authority.

“Gaming License(s)” shall mean any license, qualification, registration, accreditation, permit, approval, finding of suitability or other authorization that is both (a) issued by a state or other governmental regulatory agency or gaming regulatory body, including, without limitation, a Gaming Authority, and (b) required to operate, carry on or conduct any gaming, gaming device, slot machine, video lottery terminal, table game, race book or sports pool on the Property or any portion thereof, or to operate a casino at the Property.

“Governmental Approvals” shall have the meaning given in the Master Transaction Agreement, but shall be limited solely to the Governmental Approvals applicable to this Agreement and the Transaction.

“Governmental Authority” shall mean any Gaming Authority or domestic, federal, territorial, state or local government, governmental authority, agency or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any agency, department, board, branch, commission or instrumentality of any of the foregoing or any court, arbitrator or similar tribunal or forum, having jurisdiction over the Property, Seller, Eldorado, or Buyer, as applicable.

“HNO City Lease” shall mean that certain Amended and Restated Lease Agreement dated March 15, 1994 by and between the City of New Orleans and NOBC (as successor to Rivergate’s rights and obligations thereunder), and that certain First Amendment to Amended and Restated Lease Agreement dated as of October 29, 1998, as the same may be further amended, supplemented or otherwise modified in accordance with the terms of this Agreement.

“HNO City Lease Estoppel” shall mean an estoppel certificate with respect to the HNO City Lease in the form of Exhibit C-1 attached hereto, executed and delivered by the City of New Orleans and dated no more than thirty (30) days prior to the Closing Date, which, in all events, does not disclose any matters or facts inconsistent in any material respect with Eldorado’s Warranties.

“HNO Ground Lease” shall mean that certain Amended and Restated Lease Agreement dated as of October 29, 1998, by and among NOBC (as successor to Rivergate’s rights and obligations thereunder), as landlord, JCC, as tenant, and City of New Orleans, Louisiana, as intervenor, as the same has been amended by that certain First Amendment to Amended and Restated Lease Agreement dated as of March 28, 2001, that certain Second Amendment to Amended and Restated Lease Agreement dated as of February 7, 2002, that certain Third Amendment to Amended and Restated Lease Agreement dated as of April 16, 2003 and that certain Fourth Amendment to Amended and Restated Lease Agreement dated as of May 2, 2006, as the same may be further amended, supplemented or otherwise modified in accordance with the terms of this Agreement.

“HNO Ground Lease Amendment” shall have the meaning given in Section 6.4(d).

“HNO Ground Lease Assignment and Assumption Agreement and Act of Cash Sale of Improvements” shall mean an assignment and assumption of the HNO Ground Lease and Act of Cash Sale of Improvements in the form of Exhibit B attached hereto, executed and delivered by

JCC and Buyer, pursuant to which JCC assigns, transfers and conveys all of its interest in the HNO Ground Lease and Lease Improvements to Buyer and Buyer assumes all obligations under the HNO Ground Lease arising from and after the Closing and acquires the Lease Improvements (subject to the Amended Non-CPLV Lease).

“HNO Ground Lease Estoppel” shall mean an estoppel certificate with respect to the HNO Ground Lease in the form of Exhibit C-2 attached hereto, executed and delivered by NOBC and dated no more than thirty (30) days prior to the Closing Date, which, in all events, does not disclose any matters or facts inconsistent in any material respect with Eldorado’s Warranties.

“HNO License Extension Improvements” shall have the meaning set forth in Exhibit A to the Master Transaction Agreement.

“HNO Operating Contract” shall mean that certain Amended and Renegotiated Casino Operating Contract, dated as of October 30, 1998, by and between the State of Louisiana by and through the Louisiana Gaming Control Board and JCC, as the same has been amended by that certain First Amendment to Amended and Renegotiated Casino Operating Contract dated as of October 19, 1999, that certain Second Amendment to Amended and Renegotiated Casino Operating Contract dated as of March 8, 2001, that certain Third Amendment to Amended and Renegotiated Casino Operating Contract dated as of March 29, 2001, that certain Fourth Amendment to Amended and Renegotiated Casino Operating Contract dated as of February 14, 2005, that certain Fifth Amendment to Amended and Renegotiated Casino Operating Contract dated as of December 16, 2005 and that certain Sixth Amendment to Amended and Renegotiated Casino Operating Contract dated as of June 20, 2016, as the same may be further amended, supplemented or otherwise modified in accordance with the terms of this Agreement.

“HNO Operating Contract Amendment” shall have the meaning given in Section 6.4(d).

“HNO Property Documents Amendments” shall have the meaning given in Section 6.4(d).

“House Bill No. 544” shall mean that certain House Bill No. 544 enacted by the Louisiana Legislature as Act 171 of the 2019 Regular Session of the Louisiana Legislature, signed into law on June 7, 2019 and effective on August 1, 2019.

“Initial Diligence Materials” shall have the meaning given in Section 4.1(a).

“Inspections” shall have the meaning given in Section 4.1(b).

“Intangible Property” shall mean, collectively, all intangible personal property of Seller, that in any way relates to the Property, including (i) any licenses, permits and other written authorizations in effect as of the Closing Date with respect to the Real Property, (ii) any guaranties and warranties in effect as of the Closing Date with respect to any portion of the Real Property or the Personal Property and (iii) all rights in, to and under, and all physical embodiments of, any architectural, mechanical, electrical and structural plans, studies, drawings, specifications, surveys, renderings and other technical descriptions that relate to the Property; provided that the term “Intangible Property” shall not include any zoning or development rights that pertain solely to the Real Property (including, without limitation, any entitlements or rights of the owner, lessee and/or operator of the Property pursuant to House Bill No. 544) (collectively, “Development Rights”).

“JCC” shall have the meaning given in the Recitals.

“Knowledge of Eldorado” shall refer to the current actual knowledge (without any duty of investigation) of Tom Reeg, Anthony Carano, Bret Yunker, Stephanie Lepori and/or Ed Quatmann, and, for purposes of the remaking of Eldorado’s Warranties as of Closing, Dan Real, who is the general manager of the Property, or if there is no general manager or Dan Real is replaced as general manager, another individual with substantially similar knowledge regarding the Property as Dan Real.

“Land” shall mean the real estate comprising a portion of the Owned Property and the Leased Premises described in Exhibit A-1 and Exhibit A-2, respectively, together with all easements, development rights and other rights appurtenant to the Land or the buildings, structures or other improvements thereon, collectively.

“Laws” shall mean, collectively, all municipal, parish, State or Federal statutes, codes, ordinances, laws, rules or regulations (including, without limitation, all Louisiana Gaming Laws).

“Lease Assignment and Acceptance Agreement” shall have the meaning given in Section 6.2(b).

“Lease Assignment and Assumption Agreement” shall mean an assignment and assumption of the Leases in the form of Exhibit D attached hereto, executed and delivered by Buyer and Seller HNO Tenant (as one of the entities comprising Non-CPLV Lease Tenant), pursuant to which such Buyer assigns all of its interest, if any, in the Leases (and any additional leases entered into prior to Closing pursuant to Section 8.1) to Seller HNO Tenant and Seller HNO Tenant assumes all obligations under the Leases and any such additional leases (subject to the Amended Non-CPLV Lease), in each case, arising from and after the Closing.

“Leases” shall mean all leases, licenses and occupancy agreements of an interest in the Real Property and all amendments, modifications, extensions and other written agreements pertaining thereto but excluding (a) the Amended Non-CPLV Lease, (b) any arrangements for hotel guests or other lodgers to occupy sleeping quarters at the hotel comprising a portion of the Property on a transient basis, (c) the HNO City Lease, (d) the HNO Ground Lease, and (e) any agreements or licenses for third parties to use any portion of the Property that do not create an interest in land and do not run with the land.

“Leased Premises” shall have the meaning given in the Recitals.

“Lease Improvements” shall have the meaning given in the Recitals.

“Liabilities” shall mean, collectively, any and all conditions, losses, costs, damages, claims, liabilities, expenses, demands or obligations of any kind or nature whatsoever, including liabilities under the Americans with Disabilities Act, CERCLA and RCRA, any state or local counterparts thereof, and any regulations promulgated thereunder.

“Louisiana Gaming Laws” shall mean those laws pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming and, specifically, the Louisiana Gaming Control Law, La. R.S. 27:1 et seq., and the regulations promulgated thereunder, each as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

“Major Casualty/Condemnation” shall have the meaning given in Section 10.1.

“Master Transaction Agreement” shall mean that certain Master Transaction Agreement, dated as of June 24, 2019, by and between VICI Properties L.P., a Delaware limited partnership, and Eldorado Resorts, Inc., a Nevada corporation.

“Material Adverse Effect” shall mean a material adverse effect on (a) the value of the Property, (b) Eldorado’s and/or Seller’s authority and/or ability to convey title, or cause title to be conveyed, to the Property and/or to cause the Transaction to be consummated, by the Closing Date or otherwise in accordance with the provisions of this Agreement and/or (c) the use and/or operation of the Property. When the term “Material Adverse Effect” is used in Section 4.1(a), in order to determine whether matter(s) or issue(s), individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect, the Property as it then exists will be compared to the Property as it would exist if not for the existence of such matter(s) and issue(s).

“Merger” shall have meaning given in the Merger Agreement.

“Merger Agreement” shall have the meaning given in the Recitals.

“Merger Agreement Closing” shall mean the “Closing” as defined in the Merger Agreement.

“Merger Agreement Closing Date” shall mean the “Closing Date” as defined in the Merger Agreement.

“NOBC” shall mean New Orleans Building Corporation, a Louisiana public benefit corporation, and its successors and assigns under the HNO Ground Lease.

“Non-CPLV Lease Amendment” shall have the meaning given in the Master Transaction Agreement.

“Non-CPLV Lease Guaranty” shall have the meaning given in the Master Transaction Agreement.

“Non-CPLV Lease Landlord” shall mean, collectively, the entities listed on Schedule A attached to the Amended Non-CPLV Lease, as landlord.

“Non-CPLV Lease Tenant” shall mean, collectively, the entities listed on Schedule B attached to the Amended Non-CPLV Lease, as tenant.

“Non-CPLV Memorandum of Lease” shall have the meaning given in Section 6.2(d).

“Objection” shall have the meaning given in Section 3.1.

“Objection Notice” shall have the meaning given in Section 3.1.

“Original Non-CPLV Landlord” shall mean, collectively, certain Affiliates of Buyer listed on Schedule A attached to the Original Non-CPLV Lease.

“Original Non-CPLV Lease” shall mean that certain Lease (Non-CPLV) dated as of October 6, 2017, by and between Original Non-CPLV Landlord, as landlord, and Original Non-CPLV Tenant, as tenant, as amended by that certain First Amendment to Lease (Non-CPLV) dated December 22, 2017, as further amended by that certain Second Amendment to Lease (Non-CPLV) and Ratification of SNDA dated February 16, 2018, as further amended by that certain Third Amendment to Lease (Non-CPLV) dated April 2, 2018, as further amended by that certain Fourth Amendment to Lease (Non-CPLV) dated December 26, 2018, and any additional amendments, supplements and modifications thereto made prior to the Closing.

“Original Non-CPLV Tenant” shall mean, collectively, CEOC and certain Affiliates of Seller listed on Schedule B attached to the Original Non-CPLV Lease.

“Outside Date” shall have the meaning given in Section 6.6.

“Owned Property” shall have the meaning given in the Recitals.

“Owner’s Title Policy” shall mean one (1) or more ALTA owner’s title insurance policies in favor of Buyer issued by the Title Company in an aggregate amount equal to the Purchase Price, insuring that fee title to the Owned Property and the Lease Improvements and leasehold title to the Leased Premises is vested in Buyer subject only to the Permitted Exceptions.

“Parish of Orleans Real Estate Records” shall mean the official records of the Land Records Division of the Office of the Clerk of Civil District Court for the Parish of Orleans.

“Permit” means permits, licenses, approvals, certificates, findings of suitability and other registrations, authorizations and exemptions of and from all applicable Governmental Authorities.

“Permitted Exceptions” shall mean the following: (a) applicable zoning, building and land use Laws, (b) any matters shown on the Existing Survey (provided that Buyer may object to any such matters during the Due Diligence Period in accordance with the provisions of Section 3.1 as if such matters were reflected in an Update (provided that the reference to five (5) Business Days contained in the second sentence of such section shall be deemed to read “prior to the end of the Due Diligence Period”), in which case the provisions of Section 3.1 shall be applicable thereto (and such objected to matters shall not be deemed to constitute Permitted Exceptions unless the same are accepted by Buyer pursuant to clause (x) of Section 3.1)), (c) such state of facts as would be disclosed by a current and accurate update to the Existing Survey, provided same do not render title uninsurable, do not restrict the current use of the Property as a hotel and casino with related parking, retail facilities and other material current uses and do not have an adverse impact, in any material respect, on the value or operations of the Property or on Buyer, (d) the lien of real estate taxes, assessments, water and sewer charges and other governmental charges or fees not yet delinquent, (e) the rights of the Tenants under the Leases as tenants only (as such Leases may hereafter be modified in accordance with the terms hereof), (f) the rights of NOBC and the City of New Orleans, Louisiana under the HNO City Lease, (g) the rights of NOBC under the HNO Ground Lease, (h) as of Closing, the rights of Non-CPLV Lease Tenant under the Amended Non-CPLV Lease, (i) mechanics’ and materialman’s liens first arising after the Effective Date that would be permitted to exist under Article XI of the Original Non-CPLV Lease, (j) inchoate mechanics’ and materialman’s liens that arise in the ordinary course of construction, maintenance, repair or improvement work at the Property and are not more than sixty (60) days past due, (k) leases, licenses and occupancy agreements, and any extension, renewal, or replacement thereof, and any amendments thereto or to the Leases, in each case first arising after the Effective Date and expressly permitted under Section 8.1 hereof (so long as, in the case of any such leases, occupancy agreements or amendments to the Leases, such documents contain provisions providing for the automatic subordination of such documents to the Amended Non-CPLV Lease), (l) such other encumbrances and title exceptions as would not restrict the current use (or the future uses contemplated by the HNO License Extension Improvements) of the Property as one or more hotels and a casino with related parking, retail facilities, and other material current uses (or such future uses, as applicable) and do not have an adverse impact, in any material respect, on the value or operations of the Property or on Buyer, and (m) the title exceptions reflected on Exhibit E hereto (but excluding, in each case, any Required Removal Exceptions that are described in clauses (i) or (ii) of the definition of Required Removal Exceptions) (provided that Buyer may object to any such title exceptions during the Due Diligence Period in accordance with the provisions of Section 3.1 as if such title exceptions were reflected in an Update (provided that the reference to five (5) Business Days contained in the second sentence of such section shall be deemed to read “prior to the end of the Due Diligence Period”), in which case the provisions of Section 3.1 shall be applicable thereto (and such objected to title exceptions shall not be deemed to constitute Permitted Exceptions unless the same are accepted by Buyer pursuant to clause (x) of Section 3.1))), subject to Article 3 hereof.

“Person” shall mean any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other form of entity.

“Personal Property” shall mean all tangible personal property that is in any way related to the Real Property and that Seller owns or possesses, including any such property that is located on the Real Property and used in the ownership, operation and maintenance of the Real Property, including all books, records and files of Seller relating to the Real Property, but excluding any tangible personal property of the tenants at the Property.

“Proceedings” shall have the meaning given in Section 11.13.

“Prohibited Person” shall have the meaning given in Section 7.1(c).

“Property” shall mean the Real Property; provided, that, for the avoidance of doubt, (i) the term “Property” does not include Personal Property or Intangible Property, and (ii) the conveyance of the Property to Buyer shall not constitute an assignment by Seller or an assumption by Buyer of any service contracts, leasing or property management agreements, maintenance contracts or similar agreements and contracts relating to the Real Property, which, in each case, shall remain the property of Seller.

“Purchase Price” shall have the meaning given in Article 2.

“RCRA” shall mean the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §§6901 et seq., as the same may be amended from time to time.

“Real Property” shall mean the fee interest in the portion of the Land comprised of the Owned Property and the leasehold interest in the portion of the Land comprised of the Leased Premises, and, in each case, all Buildings (including, without limitation, the Lease Improvements), the Development Rights, Fixtures and any, to the extent constituting rights and privileges in real property, rights and privileges pertaining thereto, collectively. For the avoidance of doubt, the Real Property includes Seller’s ownership interest in adjoining roadways, alleyways, strips, gores and the like appurtenant to the real estate described above; all buildings, structures, Fixtures and improvements of every kind that are, as of the Effective Date (subject to the other express provisions of this Agreement), located on or permanently affixed to the Land or on the improvements that are located thereon, including, but not limited to, alleyways and connecting tunnels, sidewalks, utility pipes, conduits and lines appurtenant to such buildings and structures.

“REIT” shall have the meaning given in Section 11.19.

“Remove” with respect to any exception to title shall mean that Eldorado, at its sole cost, removes such title exception of record and/or causes the Title Company to omit the same from the Owner’s Title Policy at Closing; provided, however, that Eldorado shall only be permitted to cause the Title Company to omit from the Owner’s Title Policy (without removing the same of record) the following title exceptions: mechanics’ and materialman’s liens for work, the aggregate amount of which is no greater than Five Hundred Thousand Dollars ($500,000.00).

“Required Removal Exceptions” shall mean, collectively, (i) all mortgages, deeds of trust, deeds to secure debt or other security documents recorded against or otherwise secured by the Property or any portion thereof and related UCC filings and assignment of leases and rents and other evidence of indebtedness secured by the Property, excluding, however, that certain Amended and Restated General Development Agreement by and among Rivergate Development Corporation, JCC and the City of New Orleans dated October 29, 1998 (as amended, restated or modified from time to time) and any liens or encumbrances pertaining thereto; (ii) liens or other encumbrances or title matters intentionally created or consented to by Eldorado or its Affiliates after the Effective Date other than the Amended Non-CPLV Lease (but not including unrecorded mechanics’ or materialman’s liens, matters described in clause (i) of the definition of Permitted Exceptions, or any liens, encumbrances or other title matters created or approved in writing by Buyer or its Affiliates); and (iii) the following so long as they are (A) not Permitted Exceptions (excluding clause (l) of the definition of Permitted Exceptions), (B) not caused by the acts or omissions of Buyer, and (C) not consented to by Buyer: (1) judgments against Seller; and (2) liens or other encumbrances or matters to the extent any of them shall be in a readily determined monetary amount (such liens or encumbrances, “Seller Monetary Liens”), but only (in the case of (iii)) if the cost to remove such liens or encumbrances does not exceed the Required Removal Threshold.

“Required Removal Threshold” shall mean Forty Million Dollars ($40,000,000.00).

“Rivergate” shall mean Rivergate Development Corporation, a Louisiana non-profit public benefit corporation.

“Scheduled Closing Date” shall mean the date on which the Merger is consummated, subject to adjournment in accordance with the provisions of this Agreement.

“Seller” shall have the meaning given in the Recitals.

“Seller HNO Tenant” shall mean JCC, which entity shall be the Non-CPLV Lease Tenant with respect to the Property.

“Seller Monetary Liens” shall have the meaning given in the definition of “Required Removal Exceptions”.

“Seller Parties” shall mean Eldorado, Seller, Seller HNO Tenant and any other Affiliate of Seller or Eldorado that is a party to a Closing Document.

“Survival Period” shall have the meaning given in Section 7.3(a).

“Tenant” shall mean any tenant of the Property under a Lease.

“Tenant’s Title Policy” shall mean one (1) or more ALTA leasehold owner’s title insurance policies in favor of Non-CPLV Lease Tenant issued by the Title Company in an aggregate amount determined by Eldorado in its reasonable discretion, insuring that leasehold or subleasehold, as the case may be, title to the Real Property is vested in Non-CPLV Lease Tenant subject only to exceptions not caused by the acts of Buyer.

“Termination Date” shall have the meaning given in Section 8.1(a).

“Title Company” shall mean the collective reference to Chicago Title Insurance Company, Attn: Joe Benlevi, E-Mail: joe.benlevi@ctt.com, Tel: (212) 880-1304 and Fidelity National Title Insurance Company, Attn: Fred Glassman, E-Mail: fred.glassman@fnf.com, Tel: (212) 471-3703, as co-insurers.

“Transaction” shall mean the transactions contemplated by this Agreement.

“Update” shall have the meaning given in Section 3.1.

“VICI” shall mean VICI Properties L.P., a Delaware limited partnership.

“VICI REIT” shall mean VICI Properties Inc., a Maryland corporation (an Affiliate of Buyer).

SECTION 1.2.    Terms Generally. Definitions in this Agreement apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections, Schedules and Exhibits shall be deemed to be references to Articles and Sections of, and Schedules and Exhibits to, this Agreement unless the context shall otherwise require. All references in this Agreement to “not to be unreasonably withheld” or correlative usage, mean “not to be unreasonably withheld, delayed or conditioned”. Any accounting term used but not defined herein shall have the meaning assigned to it in accordance with GAAP. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” unless such phrase already appears. The word “or” is not exclusive and is synonymous with “and/or” unless it is preceded by the word “either”. The terms “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision.

ARTICLE 2

SALE OF PROPERTY

Subject to and upon the terms and conditions of this Agreement and the Closing Documents, Eldorado agrees to cause Seller to sell and Buyer agrees to purchase the Property subject only to the Permitted Exceptions. In consideration therefor, Buyer shall pay to Eldorado an aggregate amount of Seven Hundred Seventy Five Million Five Hundred Thousand and No/100 Dollars ($775,500,000.00) (the “Purchase Price”). The Purchase Price shall be paid as set forth in this Article 2. For the avoidance of doubt, Eldorado is not causing Seller to sell to Buyer, and Buyer is not acquiring from Seller, any Personal Property or Intangible Property.

SECTION 2.1.    Cash at Closing. On the Closing Date, Buyer shall deposit or cause to be deposited into escrow with the Escrow Agent an amount equal to the Purchase Price, plus or minus any closing costs as allocated in accordance with Section 5.2, in immediately available funds as more particularly set forth in Section 6.1. Such escrow shall be held and delivered by Escrow Agent in accordance with the provisions of such Section 6.1.

ARTICLE 3

TITLE MATTERS

SECTION 3.1.    Title Objections; Required Removal Exceptions. Buyer shall have the right to have title and survey updated (or to obtain new title commitments and surveys with respect to the Property, the cost of the same to be paid by Buyer), and shall provide to Eldorado any such updated or new title commitments or surveys (as applicable, an “Update”) that Buyer obtains promptly after Buyer’s receipt thereof. Buyer may, within five (5) Business Days after receiving an Update (but in all events on or before the then scheduled Closing Date), give Eldorado written notice (an “Objection Notice”) of any exception to title to the Property or survey matters in the Update that is not a Permitted Exception and to which Buyer objects (an “Objection”). Eldorado shall have no obligation to bring any action or proceeding, or to incur any expense or liability, to Remove an Objection (unless such Objection is a Required Removal Exception). If Eldorado elects to attempt to remedy any Objection, then Eldorado shall notify Buyer in writing within five (5) Business Days after Eldorado receives the Objection Notice, in which case Eldorado will endeavor to remedy such Objection, but Eldorado will have no liability to Buyer if Eldorado is unable or fails to remedy such Objection (unless such objection is a Required Removal Exception). If Eldorado elects not to remedy any Objection(s) which it may elect not to Remove, then Eldorado may so notify Buyer in writing within five (5) Business Days after Eldorado receives the Objection Notice referencing such Objection(s). If Buyer delivers an Objection Notice to Eldorado, and (a) Eldorado does not notify Buyer within such five (5) Business Day period that Eldorado will attempt to cure such Objection, (b) Eldorado notifies Buyer within such five (5) Business Day period that Eldorado will not attempt to cure such Objection, or (c) Eldorado is unable or fails to convey, or cause to be conveyed, title to the Property to Buyer in accordance with the provisions of this Agreement, then, Buyer shall have the right to elect, by written notice to Eldorado given not later than (i) the fifth (5th) Business Day after the receipt by Buyer of notice from Eldorado that Eldorado will not cure such Objection, (ii) the fifth (5th) Business Day after Eldorado received such Objection Notice if Eldorado did not within such five (5) Business Day period elect to cure such Objection, or (iii) the Closing if Eldorado is unable or fails to cause title to be conveyed in accordance with this Agreement, either (x) to accept such title as Eldorado is able to convey, or caused to be conveyed, without any reduction of the Purchase Price or any credit or allowance on account thereof or any other claim against Eldorado (in which case the exception to which Buyer had raised an Objection and which Eldorado did not elect to cure (or was unable to, or failed to, cure) shall be deemed to be a Permitted Exception) (but if such Objection is to a Seller Monetary Lien in excess of the Required Removal Threshold, Buyer shall have the right to accept such title as Eldorado is able to cause to be conveyed; and in such event such Seller Monetary Lien shall be Non-CPLV Lease Tenant’s responsibility as if such Seller Monetary Lien first arose during the term of the Amended Non-CPLV Lease), or (y) to terminate this Agreement. If Buyer delivers an Objection Notice to Eldorado, and Eldorado does not notify Buyer within such five (5) Business Day period that Eldorado will attempt to cure such Objection, then Eldorado shall be deemed to have elected not to remedy such Objection(s). If Eldorado timely notifies Buyer that Eldorado will attempt to cure such Objection(s) and despite Eldorado’s commercially reasonable efforts it has not cured such Objection(s) by the Scheduled Closing Date, the scheduled Closing shall be adjourned for up to sixty (60) days in the aggregate to permit such process to be completed, and if such process shall be ongoing as of 11:59 p.m. on the adjourned Scheduled Closing Date, then this Agreement will automatically terminate without either party having any liability other than obligations that, pursuant to the express terms hereof, survive termination hereof, unless Buyer agrees to accept such title as Eldorado is able to convey or cause to be conveyed, without any reduction of the Purchase Price or any credit or allowance on account thereof or any other claim against Eldorado or Seller. For the avoidance of doubt, Eldorado’s failure to Remove or cause to be Removed any exception that is not a Required Removal Exception shall be neither a breach nor a default hereunder. If Buyer elects to terminate this Agreement pursuant to this Section 3.1, then this Agreement shall terminate and be deemed null, void and of no further force or effect (other than obligations that, pursuant to the express terms hereof, survive termination hereof). Notwithstanding anything to the contrary contained herein, Eldorado shall be required to Remove all Required Removal Exceptions at or prior to Closing, which for purposes of clarification shall not restrict Eldorado or Seller from entering into unrecorded Contracts that may remain in effect as of Closing pursuant to Section 8.1.

ARTICLE 4

ACCESS; AS-IS SALE

SECTION 4.1.    Due Diligence Period; Buyer’s Access to the Property.

(a)    On or prior to the Effective Date, Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to deliver to Buyer the diligence materials described on Schedule 4.1(a) attached hereto (the “Initial Diligence Materials”). Subject to the final sentence of this Section 4.1(a), Buyer shall have a period from the Effective Date until 11:59 p.m. (Eastern Time) on the date that is ninety (90) days following the Effective Date (the “Due Diligence Period”), to perform its due diligence review of the Property and all matters related thereto (as Buyer in its sole discretion determines) (including, without limitation, any engineering, environmental, title, survey, zoning, leasing, tax, financial, operational and legal compliance matters relating to the Property). Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to use commercially reasonable efforts to provide to Buyer, promptly upon receipt of Buyer’s request therefor, any such information (in addition to the Initial Diligence Materials actually received by Buyer) as Buyer shall request (collectively, the “Additional Diligence Materials”). For the avoidance of doubt, Eldorado’s obligations under this Article 4 pertaining to requests for Initial Diligence Materials and Additional Diligence Materials relate solely to obtaining existing materials and information and in no event shall Eldorado be required to commission or create, or cause to be commissioned or created, any new studies, surveys, inspections or other diligence materials. If, during the Due Diligence Period, (i) Buyer identifies in writing to Eldorado any matter(s) or issue(s) pertaining to the Property which, in Buyer’s sole but good faith determination, if left unaddressed, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect and/or could adversely affect VICI REIT’s status as REIT, (ii) Eldorado shall fail to provide (or shall fail to cause Seller to provide) to Buyer reasonably promptly after Buyer’s request therefor, any Additional Diligence Materials and/or access to the Property to Buyer and Buyer’s consultants and representatives for Inspections (“Access”) and/or (iii) Eldorado shall fail to grant Buyer’s request for consent to perform physically invasive Inspections of the Property, Buyer shall have the right (as Buyer’s sole remedy (except as otherwise provided in Section 2.4 of the Master Transaction Agreement)) to terminate this Agreement by providing written notice of its exercise of such right to Eldorado prior to the expiration of the Due Diligence Period. Upon delivery of such notice, this Agreement shall automatically terminate and the parties shall have no further rights or obligations under this Agreement, except those which expressly survive such termination. If Buyer does not terminate this Agreement pursuant to this Section 4.1(a), Buyer shall be deemed to have waived its rights to terminate this Agreement pursuant to this Section 4.1(a). Notwithstanding anything to the contrary, in the event that Eldorado shall fail to deliver to Buyer the Initial Diligence Materials and/or Additional Diligence Materials and/or provide Access within five (5) days of receipt by Eldorado of Buyer’s written request therefor (which request may be delivered by email) (regardless of whether or not Eldorado used commercially reasonable efforts to do so), the Due Diligence Period shall be extended, on a day for day basis, until such Initial Diligence Materials and/or Additional Diligence Materials, as applicable, are delivered (and/or written confirmation that such Initial Diligence Materials and/or Additional Diligence Materials, as applicable, or a specified subset thereof, do not exist) to Buyer and/or the requested Access is provided, as applicable.

(b)    During the period between the Effective Date and the Closing Date, (i) Buyer, at its cost, may conduct such surveys and testing, investigations and inspections of the Property (collectively “Inspections”) as Buyer elects in its sole discretion and (ii) Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to provide, at reasonable times during normal business hours, reasonable access to the Property to Buyer and Buyer’s consultants and other representatives for such purpose; provided that Buyer, without Eldorado’s consent (in its sole discretion) shall not be entitled to perform physically invasive Inspections. Buyer’s right to perform the Inspections shall be subject to and will not unreasonably interfere with or disturb the rights of Seller, tenants, guests and customers at the Property and the Inspections shall not unreasonably interfere with the Seller’s business operations. Buyer and its agents, contractors and consultants shall comply with Eldorado’s and Seller’s reasonable requests with respect to the Inspections to minimize such interference. Buyer will cause each of Buyer’s consultants that will be performing such Inspections (other than purely visual inspections) to provide to Eldorado (as a condition to performing such Inspections) proof of commercial general liability insurance on an occurrence form with limits of not less than One Million Dollars ($1,000,000.00) per occurrence and Five Million Dollars ($5,000,000.00) aggregate limit bodily injury, death and property damage per occurrence.

(c)    Buyer hereby agrees to indemnify and hold harmless Eldorado, Seller and their respective Affiliates from and against any loss that Eldorado, Seller or any of their respective Affiliates shall incur as the result of the acts of Buyer or Buyer’s representatives or consultants in conducting physical diligence with respect to the Property, or, in the case of physical damage to the Property resulting from such physical diligence, for the reasonable cost of repairing or restoring the Property to substantially its condition immediately prior to such damage (unless Buyer promptly shall cause such damage to be repaired or restored); provided, however, (i) the foregoing indemnity and agreement to hold Eldorado, Seller and their respective Affiliates harmless shall not apply to, and Buyer shall not be liable or responsible for, (A) the discovery of any fact or circumstance not caused by Buyer or its representatives or consultants (except to the extent Buyer exacerbates such fact or circumstance), (B) any pre-existing condition (except to the extent Buyer exacerbates such pre-existing condition), or (C) the negligence or willful misconduct of Eldorado, Seller, any of their respective Affiliates or any of their respective agents, employees, consultants or representatives, and (ii) in no event shall Buyer be liable for any consequential, punitive or special damages; provided that, for the avoidance of doubt, such waiver of consequential, punitive and special damages shall not be deemed a waiver of damages that Eldorado, Seller or any of their respective Affiliates is required to pay to a third party in respect of consequential, punitive or special damages.

SECTION 4.2.    As-Is Provision. Buyer acknowledges and agrees that:

(a)    SUBJECT TO THE EXPRESS REPRESENTATIONS, WARRANTIES AND COVENANTS OF ELDORADO SET FORTH IN THIS AGREEMENT OR IN ANY CLOSING DOCUMENTS TO BE DELIVERED BY ELDORADO, SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES TO BUYER AT CLOSING, BUYER AGREES THAT UNLESS BUYER TERMINATES THIS AGREEMENT PURSUANT TO SECTION 4.1(a) OR ARTICLE 11: (i) BUYER SHALL ACCEPT THE PROPERTY IN ITS PRESENT STATE AND CONDITION AND “AS-IS WITH ALL FAULTS”; (ii) NEITHER

ELDORADO NOR SELLER SHALL BE OBLIGATED TO DO ANY RESTORATION, REPAIRS OR OTHER WORK OF ANY KIND OR NATURE WHATSOEVER ON OR AFFECTING THE PROPERTY AND, SPECIFICALLY, BUT WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS SET FORTH IN THE AMENDED NON-CPLV LEASE, NEITHER ELDORADO NOR SELLER SHALL BE RESPONSIBLE FOR ANY WORK ON OR IMPROVEMENT OF THE PROPERTY NECESSARY (x) TO CAUSE THE PROPERTY TO MEET ANY APPLICABLE HAZARDOUS WASTE LAWS, (y) TO REPAIR, RETROFIT OR SUPPORT ANY PORTION OF THE IMPROVEMENTS DUE TO THE SEISMIC OR STRUCTURAL INTEGRITY (OR ANY DEFICIENCIES THEREIN) OF THE IMPROVEMENTS, OR (z) TO CURE ANY VIOLATIONS; AND (iii) NO PATENT OR LATENT CONDITION AFFECTING THE PROPERTY IN ANY WAY, WHETHER OR NOT KNOWN OR DISCOVERABLE OR DISCOVERED AFTER THE CLOSING DATE, SHALL AFFECT BUYER’S OBLIGATION TO PURCHASE THE PROPERTY OR TO PERFORM ANY OTHER ACT OTHERWISE TO BE PERFORMED BY BUYER UNDER THIS AGREEMENT, NOR SHALL ANY SUCH CONDITION GIVE RISE TO ANY ACTION, PROCEEDING, CLAIM OR RIGHT OF DAMAGE OR RESCISSION AGAINST ELDORADO OR SELLER, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR IN THIS AGREEMENT OR IN ANY CLOSING DOCUMENT.

(b)    BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY CLOSING DOCUMENTS TO BE DELIVERED BY ELDORADO, SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES TO BUYER AT CLOSING, NEITHER ELDORADO, SELLER, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR ANY OF ITS OR THEIR RESPECTIVE SHAREHOLDERS, MEMBERS, PARTNERS, TRUSTEES, BENEFICIARIES, DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, CONTRACTORS, CONSULTANTS, AGENTS OR REPRESENTATIVES, NOR ANY PERSON PURPORTING TO REPRESENT ANY OF THE FOREGOING, HAVE MADE ANY REPRESENTATION, WARRANTY, GUARANTY, PROMISE, PROJECTION OR PREDICTION WHATSOEVER WITH RESPECT TO THE PROPERTY OR THE BUSINESS OPERATIONS, WRITTEN OR ORAL, EXPRESS OR IMPLIED, ARISING BY OPERATION OF LAW OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR ANY REPRESENTATION OR WARRANTY AS TO (I) THE CONDITION, SAFETY, QUANTITY, QUALITY, USE (PRESENT OR PROPOSED), OCCUPANCY OR OPERATION OF THE PROPERTY, (II) THE PAST, PRESENT OR FUTURE REVENUES OR EXPENSES WITH RESPECT TO THE PROPERTY OR THE BUSINESS OPERATIONS, (III) THE COMPLIANCE OF THE PROPERTY OR THE BUSINESS OPERATIONS WITH ANY ZONING REQUIREMENTS, BUILDING CODES OR OTHER APPLICABLE LAW, INCLUDING, WITHOUT LIMITATION, THE AMERICANS WITH DISABILITIES ACT OF 1990, (IV) THE ACCURACY OF ANY ENVIRONMENTAL REPORTS OR OTHER DATA OR INFORMATION SET FORTH IN ANY DOCUMENTATION OR OTHER INFORMATION PROVIDED TO BUYER WHICH WERE PREPARED FOR OR ON BEHALF OF ELDORADO, SELLER, OR ANY

OF THEIR RESPECTIVE AFFILIATES OR (V) ANY OTHER MATTER RELATING TO ELDORADO, SELLER, ANY OF THEIR RESPECTIVE AFFILIATES, THE PROPERTY OR THE BUSINESS.

(c)    IN ADDITION TO AND WITHOUT NEGATING ANY PROVISION OF ARTICLE 4, BUYER AGREES TO WAIVE ALL WARRANTIES AND REPRESENTATIONS BY SELLER OR ELDORADO OR IMPOSED ON SELLER OR ELDORADO AS A MATTER OF LAW, AS TO THE CONDITION OF THE PROPERTY, INCLUDING WITHOUT LIMITATION, THE FOLLOWING: THE WARRANTY OF FITNESS FOR INTENDED PURPOSE OR GUARANTEE AGAINST HIDDEN OR LATENT REDHIBITORY VICES UNDER LOUISIANA LAW, INCLUDING LOUISIANA CIVIL CODE ARTICLES 2520 THROUGH 2548; THE WARRANTY IMPOSED BY LOUISIANA CIVIL CODE ARTICLE 2475 (EXCEPT WITH RESPECT TO TITLE WHICH IS COVERED ELSEWHERE IN THIS AGREEMENT); AND ALL RIGHTS IN REDHIBITION PURSUANT TO LOUISIANA CIVIL CODE ARTICLE 2520, ET SEQ.

ARTICLE 5

NO ADJUSTMENTS OR PRORATIONS; CLOSING COSTS

SECTION 5.1.    No Adjustments or Prorations of Income or Expenses. Because Non-CPLV Lease Landlord, as landlord, and Seller HNO Tenant, as one of the entities comprising Non-CPLV Lease Tenant, as tenant, will enter into the Non-CPLV Lease Amendment on the Closing Date, as between Eldorado and Buyer there will be no adjustment or proration of income or expenses relating to the Property.

SECTION 5.2.    Closing Costs. Closing costs shall be allocated between Buyer and Eldorado as follows:

(a)    Buyer shall pay the following closing costs:

(i)    all premiums and charges of the Title Company for the Owner’s Title Policy;

(ii)    the cost of any surveys of the Property obtained by Buyer, and any updates thereto;

(iii)    fifty percent (50%) of (A) any realty or real estate transfer taxes incurred in connection with the Transaction (the “Transfer Taxes”), (B) any documentary transaction tax due to Orleans Parish and (C) any escrow charges imposed by the Escrow Agent and/or Title Company in connection with the Closing; and

(iv)    all fees due its attorneys and all costs of Buyer’s due diligence, including fees due its consultants and all costs of Buyer’s obtaining of any Gaming approvals and Gaming Licenses in connection with the consummation of the Transaction.

(b)    Eldorado shall pay the following closing costs:

(i)    all fees due its attorneys and consultants and all costs of Eldorado’s obtaining of any Gaming approvals and Gaming Licenses in connection with the consummation of the Transaction;

(ii)    all costs incurred by Eldorado, Seller or their respective Affiliates in connection with the Removal of any Required Removal Exceptions or other title exceptions that Eldorado elects or is required to remove;

(iii)    all costs to issue Tenant’s Title Policy;

(iv)    all fees associated with recording the Non-CPLV Memorandum of Lease; and

(v)     fifty percent (50%) of (A) any Transfer Taxes, (B) any documentary transaction tax due to Orleans Parish and (C) any escrow charges imposed by the Escrow Agent and/or Title Company in connection with the Closing.

(c)    HNO Property Documents Amendments. Buyer shall have no obligation to pay for any costs or expenses relating to the HNO Property Documents Amendments, or to perform or pay for any work relating to the HNO License Extension Improvements, or incur any other cost or expense with respect to the matters described in Sections 8.1(b)(vii) and (viii) hereof that is required to be made to the City of New Orleans, the State of Louisiana or any other Governmental Authority or Person, either prior to or after the Closing Date. Upon the Closing, the foregoing costs and expenses shall be the obligation of Eldorado. Notwithstanding the foregoing, each party shall pay the fees due to such party’s consultants, agents and attorneys in connection with the negotiation and review of the HNO Property Documents Amendments.

(d)    Survival. The provisions of this Section 5.2 shall survive Closing and not be merged therein.

ARTICLE 6

CLOSING

SECTION 6.1.    Closing Mechanics.

(a)    The parties shall conduct an escrow Closing through the Escrow Agent as escrowee so that it will not be necessary for any party to attend Closing. The escrow Closing shall be conducted in accordance with an escrow arrangement, and pursuant to an escrow agreement, reasonably acceptable to Eldorado, Buyer and the Escrow Agent (the “Escrow Arrangement”). The Closing shall occur on the Scheduled Closing Date in accordance with the provisions of Section 6.1(b) hereof, subject to the right of either party to adjourn Closing one or more times (but not beyond the Outside Date) if necessary to satisfy the closing conditions set forth in Section 6.4 and Section 6.5 hereof.

(b)    On the Scheduled Closing Date, provided (1) all conditions precedent to Eldorado’s obligations hereunder have been satisfied (or waived) in accordance with Section 6.5, and (2) all conditions precedent to Buyer’s obligations hereunder have been satisfied (or waived) in accordance with Section 6.4, (i) Eldorado shall cause Fulton to convey the Owned Property to Buyer pursuant to the Deed, (ii) Buyer shall, and Eldorado shall cause JCC to, enter into the HNO Ground Lease Assignment and Assumption Agreement and Act of Cash Sale of Improvements, (iii) Buyer shall, and Eldorado shall cause JCC to, enter into the Lease Assignment and Acceptance Agreement; (iv) Buyer shall, and Eldorado shall cause Seller HNO Tenant (as one of the entities comprising Non-CPLV Lease Tenant) to, enter into the Lease Assignment and Assumption Agreement, (v) Buyer shall pay the Purchase Price (plus or minus any closing costs in accordance with Section 5.2) to (a) the Exchange Agent (as defined in the Merger Agreement), in the event the Closing occurs substantially concurrently with the Merger Closing or (b) Seller, in the event the Closing does not occur substantially concurrently with the Merger Closing but does occur subsequently thereto, in each case, in accordance with the Escrow Arrangement, (vi) Buyer shall, and Eldorado shall cause Seller HNO Tenant (as one of the entities comprising Non-CPLV Lease Tenant) to, enter into the Non-CPLV Lease Amendment, and (vii) the applicable Buyer Parties will, and Eldorado shall cause the applicable Seller Parties to, execute and deliver the other documents and materials as required under this Agreement, including Sections 6.2 and 6.3. Notwithstanding anything to the contrary contained herein, it is expressly agreed to by Eldorado and Buyer that TIME IS OF THE ESSENCE with respect to Eldorado’s and Buyer’s respective obligations to consummate the Transaction on the Scheduled Closing Date.

(c)    The items to be delivered by each Seller Party or each Buyer Party in accordance with the terms of Sections 6.2 or 6.3 shall be delivered to Escrow Agent at least one (1) Business Day prior to the Closing Date.

SECTION 6.2.    Eldorado’s Closing Deliveries. On the Closing Date, Eldorado shall execute and deliver (or cause to be executed and delivered by the applicable Seller Parties or their respective Affiliates), and have acknowledged, as applicable, the following documents and make such payments as specified below:

(a)    Deed. An Act of Cash Sale for the Owned Property in the form of Exhibit F attached hereto (the “Deed”), executed, acknowledged and delivered by Seller, conveying the Owned Property to Buyer.

(b)    HNO Ground Lease Assignment and Assumption Agreement and Act of Cash Sale of Improvements. The HNO Ground Lease Assignment and Assumption Agreement and Act of Cash Sale of Improvements, executed and delivered by Seller.

(c)    Lease Assignment and Acceptance Agreement. An assignment and acceptance of the Leases in the form of Exhibit J attached hereto (the “Lease Assignment and Acceptance Agreement”), executed and delivered by Seller.

(d)    Non-CPLV Memorandum of Lease. A memorandum of lease for the Amended Non-CPLV Lease as it relates to the Property in the form of Exhibit G attached hereto (the “Non-CPLV Memorandum of Lease”), executed, acknowledged and delivered by Non-CPLV Lease Tenant.

(e)    Lease Assignment and Assumption Agreement. The Lease Assignment and Assumption Agreement, executed and delivered by Seller HNO Tenant (as one of the entities comprising Non-CPLV Lease Tenant).

(f)    Non-Foreign Status Affidavit. A non-foreign status affidavit in the form of Exhibit H attached hereto, in compliance with Treasury Regulations Section 1.1445-2(b)(2) (the “FIRPTA Affidavit”), executed and delivered by Seller.

(g)    Non-CPLV Lease Amendment. Either (i) in the event the Closing occurs substantially concurrently with the Merger Closing, the Non-CPLV Lease Amendment, executed and delivered by Seller HNO Tenant (as one of the entities comprising Non-CPLV Lease Tenant), as it pertains to the Property or (ii) in the event the Closing does not occur substantially concurrently with the Merger Closing but does occur subsequently thereto, such amendments, reaffirmations and/or other instruments that are necessary (x) to incorporate the Property into the Amended Non-CPLV Lease as an individual “Facility” thereunder on the terms set forth on Exhibit A attached to the Master Transaction Agreement and (y) to affirm that the guarantor under the Non-CPLV Lease Guaranty guarantees the obligations of the Non-CPLV Lease Tenant under the Amended Non-CPLV Lease with respect to the Property, in all instances in form and substance reasonably acceptable to Buyer, Eldorado and the parties thereto. Moreover, the instrument required to be delivered pursuant to this Section 6.2(g) shall expressly provide that: (y) the Non-CPLV Lease Tenant shall be responsible for any taxes, impositions or similar charges as well as any fines, penalties, interest, similar charges or liabilities in each case in connection with the litigation set forth in Schedule 7.2(g), and (z) the Non-CPLV Lease Landlord shall be indemnified pursuant to the indemnification protocol set forth in the Amended Non-CPLV Lease in connection with any amount or liabilities described in the preceding clause (y).

(h)    Evidence of Authority. Delivery by Eldorado of documentation to establish to Buyer’s and the Title Company’s reasonable satisfaction the due authorization of Eldorado’s and each of the other Seller Parties’ consummation of the Transaction, including Eldorado’s execution of this Agreement and Eldorado’s and each of the other Seller Parties’ execution of the Closing Documents required to be delivered by each such party.

(i)    Title Affidavit and Related Documents. An owner’s affidavit in the form of Exhibit I attached hereto and such other documents, certificates, indemnities and affidavits as may be otherwise agreed upon by Eldorado and Buyer in each of their reasonable discretion and/or reasonably and customarily required by the Title Company to consummate the Transaction, executed and delivered by Seller.

(j)    Eldorado Costs. Eldorado shall cause costs required to be paid by Eldorado under the provisions of this Agreement to be debited against the proceeds to Seller on the Title Company’s settlement statement.

(k)    Updated List of Leases. Update of Schedule 7.2(i) attached hereto as of the Closing Date.

(l)    Certificate of Representations and Warranties. A certificate, dated as of the Closing Date, in substantially the form attached hereto as Exhibit K, executed and delivered by Eldorado, stating that Eldorado’s Warranties contained in Section 7.2 hereof (as the same may be modified pursuant to Section 7.3(e), if applicable) are true, correct and complete in all material respects as of the Closing Date, except to the extent that they expressly relate to an earlier date.

(m)    Other Documents. Such other documents as may be reasonably required by the Title Company or may be agreed upon by Eldorado and Buyer in each of their reasonable discretion to consummate the Transaction.

SECTION 6.3.    Buyer’s Closing Deliveries. On the Closing Date, Buyer shall execute and deliver (or cause to be executed and delivered by the applicable Buyer Parties or their respective Affiliates), and have acknowledged, as applicable, the following documents as specified below:

(a)    Purchase Price. The Purchase Price (plus or minus the closing costs in accordance with Article 5), plus any other amounts required to be paid by Buyer at Closing hereunder.

(b)    Non-CPLV Memorandum of Lease. The Non-CPLV Memorandum of Lease, executed, acknowledged and delivered by Non-CPLV Lease Landlord.

(c)    HNO Ground Lease Assignment and Assumption Agreement and Act of Cash Sale of Improvements. The HNO Ground Lease Assignment and Assumption Agreement and Act of Cash Sale of Improvements, executed and delivered by Buyer.

(d)    Lease Assignment and Assumption Agreement. The Lease Assignment and Assumption Agreement, executed and delivered by Buyer (as one of the entities comprising Non-CPLV Lease Landlord).

(e)    Non-CPLV Lease Amendment. Either (i) in the event the Closing occurs substantially concurrently with the Merger Closing, the Non-CPLV Lease Amendment, executed and delivered by Buyer (as one of the entities comprising Non-CPLV Lease Landlord), as it pertains to the Property or (ii) in the event the Closing does not occur substantially concurrently with the Merger Closing but does occur subsequently thereto, such amendments, reaffirmations and/or other instruments that are necessary to incorporate the Property into the Amended Non-CPLV Lease as an individual “Facility” thereunder on the terms set forth on Exhibit A attached to the Master Transaction Agreement. Moreover, the instrument required to be delivered pursuant to this Section 6.3(e) shall expressly provide that: (y) the Non-CPLV Lease Tenant shall be responsible for any taxes, impositions or similar charges as well as any fines, penalties, interest, similar charges or liabilities in each case in connection with the litigation set forth in Schedule 7.2(g), and (z) the Non-CPLV Lease Landlord shall be indemnified pursuant to the indemnification protocol set forth in the Amended Non-CPLV Lease in connection with any amount or liabilities described in the preceding clause (y).

(f)    Evidence of Authority. Delivery by Buyer of documentation to establish to Eldorado’s and the Title Company’s reasonable satisfaction the due authorization of Buyer’s and each of the other Buyer Parties’ consummation of the Transaction, including Buyer’s execution of this Agreement and Buyer’s and each of the other Buyer Parties’ execution of the Closing Documents required to be delivered by each such party.

(g)    Certificate of Representations and Warranties. A certificate, dated as of the Closing Date, in substantially the form attached hereto as Exhibit L, executed and delivered by Buyer, stating that the representations and warranties of Buyer contained in Section 7.1 hereof are true, correct and complete in all material respects as of the Closing Date.

(h)    Other Documents. Such other documents as may be reasonably required by the Title Company or may be agreed upon by Eldorado and Buyer in each of their reasonable discretion to consummate the Transaction.

SECTION 6.4.    Conditions to Buyer’s Obligations. Buyer’s obligation to close the Transaction is conditioned on the satisfaction or waiver of all of the following on or prior to the Closing Date:

(a)    Representations True. All Eldorado’s Warranties (as may be modified pursuant to Section 7.3(e), if applicable) shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, in each case without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties.

(b)    Title Condition. Title to the Real Property shall be as provided in Section 3.1 and, assuming Buyer pays the premium in respect thereof, the Title Company shall be irrevocably committed to issue the Owner’s Title Policy to Buyer.

(c)    Eldorado’s Deliveries Complete. Each Seller Party shall have executed and delivered, and have acknowledged, as applicable, all of the documents and other items required pursuant to Section 6.2 to which it is a party and shall have performed all other material obligations to be performed by such Seller Party on or prior to the Closing Date.

(d)    HNO Property Documents Amendments. An amendment to the HNO Ground Lease that addresses, to the reasonable satisfaction of Buyer, the terms and conditions more particularly described on Schedule 6.4(d) (the “HNO Ground Lease Amendment”), shall have been executed and delivered by NOBC, JCC and the City of New Orleans, Louisiana. An amendment to the HNO Operating Contract that addresses, to the reasonable satisfaction of Buyer, the terms and conditions more particularly described on Schedule 6.4(d) (the “HNO Operating Contract Amendment” and together with the HNO Ground Lease Amendment, collectively, the “HNO Property Documents Amendments”), shall have been executed and delivered by the State of Louisiana by and through the Louisiana Gaming Control Board and JCC. If the HNO Property Documents Amendments are executed and acknowledged by all parties thereto, such amendments shall be required to take effect prior to the effectiveness of the Deed and the HNO Ground Lease Assignment and Assumption Agreement and Act of Cash Sale of Improvements.

(e)    Estoppels. The HNO City Lease Estoppel shall have been executed and delivered by the City of New Orleans. The HNO Ground Lease Estoppel shall have been executed and delivered by NOBC.

(f)    No Legal Impediment. There shall not be in effect any law, or any injunction or order of any governmental or judicial authority of competent jurisdiction prohibiting, restraining, enjoining or otherwise preventing the consummation of the Transaction.

(g)    No Bankruptcy. A petition shall not have been filed by or against Eldorado, Seller under the Federal Bankruptcy Code or any similar Laws.

(h)    Merger Agreement. The conditions to closing under the Merger Agreement have been satisfied or waived and the transactions contemplated by the Merger Agreement are consummated substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder.

(i)    Master Transaction Agreement. The Closing (as defined in the Master Transaction Agreement) occurs substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder. For the avoidance of doubt, but subject to the provisions of Section 2.1(b)(i)(4) of the Master Transaction Agreement, it is not a condition to the Closing hereunder that any of (i) the closings under the Subject Property PSA (Atlantic City) or the Subject Property PSA (Laughlin) (each as defined in the Master Transaction Agreement)) or (ii) the CPLV/HLV Closing (as defined in the Master Transaction Agreement), be consummated.

(j)    Governmental Approvals. All Governmental Approvals from all applicable Gaming Authorities and all other material Governmental Approvals necessary to consummate the transactions contemplated herein shall have been satisfied or obtained by Buyer, Seller and Eldorado and/or their respective Affiliates, as applicable, in accordance with this Agreement and the final documentation to be entered into in connection therewith shall have been received by Buyer. In furtherance of the foregoing, all consents, licenses, permits, waivers, approvals, authorizations, orders or ordinances of Canal Street Development Corporation, the City Council, Mayor of the City of New Orleans and any other third parties or any Governmental Authority shall have been obtained with respect to the revisions of the HNO Ground Lease necessary to effect the transactions respecting the Property contemplated by this Agreement.

(k)    HNO City Lease; HNO Ground Lease. The HNO City Lease and the HNO Ground Lease shall each be in full force and effect and shall each not have been amended, extended, renewed, supplemented, replaced or otherwise modified, or terminated or cancelled, except solely as and to the extent provided in the HNO Property Documents Amendments.

(l)    No Defaults under HNO Property Documents. There shall be no event of default or material default under any of the (i) HNO City Lease, (ii) HNO Ground Lease, (iii) HNO Operating Contract or (iv) any other document or instrument entered into with NOBC, the City of New Orleans or the State of Louisiana by and through the Louisiana Gaming Control Board after the Effective Date in respect of the HNO License Extension Improvements, in each case with respect to clause (iv) that would result in a Material Adverse Effect.

SECTION 6.5.    Conditions to Eldorado’s Obligations. Eldorado’s obligation to close the Transaction is conditioned on the satisfaction or waiver of all of the following on or prior to the Closing Date:

(a)    Representations True. All Buyer’s Warranties shall be true and correct in all material respects on and as of the Closing Date, as if made on and as of each such date.

(b)    Buyer’s Deliveries Complete. Buyer shall have timely delivered the funds required hereunder and each Buyer Party shall have executed and delivered, and have acknowledged, as applicable, all of the documents and other items required pursuant to Section 6.3 to which it is a party, and shall have performed all other material obligations to be performed by such Buyer Party on or prior to the Closing Date.

(c)    No Legal Impediment. There shall not be in effect any law, or any injunction or order of any governmental or judicial authority of competent jurisdiction prohibiting, restraining, enjoining or otherwise preventing the consummation of the Transaction.

(d)    Governmental Approvals. All Governmental Approvals from all applicable Gaming Authorities and all other material Governmental Approvals necessary to consummate the transactions contemplated herein shall have been satisfied or obtained by Buyer, Seller and Eldorado and/or their respective Affiliates, as applicable, in accordance with this Agreement and the final documentation to be entered into in connection therewith shall have been received by Eldorado. In furtherance of the foregoing, all consents, licenses, permits, waivers, approvals, authorizations, orders or ordinances of Canal Street Development Corporation, the City Council, Mayor of the City of New Orleans and any other third parties or any Governmental Authority shall have been obtained with respect to the revisions of the HNO Ground Lease necessary to effect the transactions respecting the Property contemplated by this Agreement.

(e)    Merger Agreement. The conditions to closing under the Merger Agreement have been satisfied or waived and the transactions contemplated by the Merger Agreement are consummated substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder.

(f)    Master Transaction Agreement. The Closing (as defined in the Master Transaction Agreement) occurs substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder. For the avoidance of doubt, but subject to the provisions of Section 2.1(b)(i)(4) of the Master Transaction Agreement, it is not a condition to the Closing hereunder that any of (i) the closings under the Subject Property PSA (Atlantic City) or the Subject Property PSA (New Orleans) (each as defined in the Master Transaction Agreement)) or (ii) the CPLV/HLV Closing (as defined in the Master Transaction Agreement) be consummated.

(g)    Non-CPLV Memorandum of Lease / Tenant’s Title Policy. The Non-CPLV Memorandum of Lease shall have been submitted for recording in the Parish of Orleans Real Estate Records and, assuming that Eldorado pays the premium in respect thereof, the Title Company shall be irrevocably committed to issue the Tenant’s Title Policy to Non-CPLV Lease Tenant.

SECTION 6.6.    Failure of Conditions Precedent. In the event any of the conditions set forth in this Article 6 are neither waived nor satisfied as of the Scheduled Closing Date (subject to the adjournment rights set forth in Section 6.1(a) hereof) and the provisions of Article 9 hereof do not apply, Eldorado or Buyer (as applicable), so long as such party is not in default of its obligations to consummate the Closing as and when required under this Agreement, may terminate this Agreement by notice to the other party, and thereafter, neither party shall have any further rights or obligations hereunder except for obligations which expressly survive termination of this Agreement. If the Closing does not occur on or before December 24, 2021 (the “Outside Date”) this Agreement shall automatically terminate, other than those terms that, pursuant to the express terms hereof, survive termination hereof. Eldorado and Buyer each hereby covenant and agree to use commercially reasonable efforts to cause the conditions to Closing set forth in this Agreement to be satisfied, and to proceed to Closing hereunder, in an expeditious manner.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

SECTION 7.1.    Buyer’s Representations. Buyer represents and warrants to Eldorado as of the Effective Date and as of the Closing Date, as follows:

(a)    Buyer’s Authorization; Non-Contravention. Buyer and each of its Affiliates that is executing any Closing Document, as applicable, (i) is duly organized (or formed), validly existing and in good standing under the Laws of its State of organization and, to the extent required by applicable Laws, the State in which the Property is located, and (ii) is authorized to execute this Agreement and consummate the Transaction and fulfill all of its obligations hereunder and under all Closing Documents to be executed by Buyer and its Affiliates, as applicable, and such instruments, obligations and actions are valid and legally binding upon Buyer and its Affiliates, as applicable, enforceable in accordance with their respective terms. Except as set forth in Section 7.3(d), the execution and delivery of this Agreement and all Closing Documents to be executed by Buyer and its Affiliates, as applicable, and the performance of the obligations of Buyer and its Affiliates, as applicable, hereunder or thereunder will not (w) result in the violation of any Laws, or any provision of Buyer’s or its Affiliates’, as applicable, organizational documents, (x) conflict with any order of any court or governmental instrumentality binding upon Buyer, (y) conflict or be inconsistent with, or result in any default under, any contract, agreement or commitment to which Buyer or its Affiliates, as applicable, is bound, except to the extent that such conflict, inconsistency or default, as the case may be, would not reasonably be expected to have a Material Adverse Effect, or (z) subject to Section 7.3(d) hereof and VICI obtaining and consummating either (i) the Lender Consent (as defined in the Master Transaction Agreement) or the CPLV Loan Payoff (as defined in the Master Transaction Agreement), require the approval, consent or action of, waiver or filing with, or notice to, any third party, including but not limited to, any governmental bodies, agencies or instrumentalities, except as have been obtained or will be obtained on or prior to the Closing Date.

(b)    Buyer’s Financial Condition. No petition has been filed by or against Buyer under the Federal Bankruptcy Code or any similar Laws.

(c)    OFAC; Patriot Act. Buyer hereby represents and warrants to Eldorado that neither Buyer, nor to its knowledge, any persons or entities holding any Controlling legal or beneficial interest whatsoever in it (expressly excluding any direct or indirect shareholders of VICI Properties Inc.), are, (i) the target of any sanctions program that is established by Executive Order of the President or published by the Office of Foreign Assets Control, U.S. Department of the Treasury (“OFAC”); (ii) designated by the President or OFAC pursuant to the Trading with the Enemy Act, 50 U.S.C. App. § 5, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-06, the Patriot Act, Public Law 107-56, Executive Order 13224 (September 23, 2001) or any Executive Order of the President issued pursuant to such statutes; or (iii) named on the following list that is published by OFAC: “List of Specially Designated Nationals and Blocked Persons” (collectively, “Prohibited Persons”). Buyer hereby represents and warrants to Eldorado that no funds tendered to Eldorado under the terms of this Agreement are or will be directly or indirectly derived from activities (expressly excluding any activities of any direct or indirect shareholders of VICI Properties Inc.) that may contravene U.S. federal, state or international laws and regulations, including anti-money laundering laws. Buyer will not knowingly engage in any transactions or dealings, or knowingly be otherwise associated with, any Prohibited Persons in connection with the Property.

SECTION 7.2.    Eldorado’s Representations. Eldorado represents and warrants to Buyer, as of the Effective Date and as of the Closing Date (provided that the representations and warranties made with respect to Seller and its Affiliates shall be made only as of the Closing Date after consummation of the Closing (as defined in the Merger Agreement)) as set forth below, as follows:

(a)    Eldorado’s Authorization; Non-Contravention. Eldorado, Seller and each of their respective Affiliates that is executing any Closing Document, as applicable, (i) is duly organized (or formed), validly existing and in good standing under the Laws of its State of organization and, to the extent required by applicable Laws, the State in which the Property is located, and (ii) is authorized to execute this Agreement and, upon consummation of the Merger, consummate the Transaction, and fulfill all of its obligations hereunder and under all Closing Documents to be executed by Eldorado, Seller and each of their respective Affiliates, as applicable, and such instruments, obligations and actions are valid and legally binding upon Eldorado, Seller and each of their respective Affiliates, as applicable, enforceable in accordance with their respective terms. Except as set forth in Section 7.3(d), the execution and delivery of this Agreement and all Closing Documents to be executed by Eldorado, Seller and each of their respective Affiliates, as applicable, and the performance of the obligations of Eldorado, Seller and each of their respective Affiliates, as applicable, hereunder or thereunder will not (including, after giving effect to the consummation of the Merger) (w) result in the violation of any Laws, or any provision of Eldorado’s, Seller’s or their respective Affiliates’, as applicable, organizational documents, (x) conflict with any order of any court or governmental instrumentality binding upon Eldorado or Seller or their respective Affiliates, (y) subject to Section 7.3(d) hereof, conflict or be inconsistent with, or result in any default under, any contract, agreement or commitment to which Eldorado, Seller and each of their respective Affiliates, as applicable, is bound, except to the extent that such conflict, inconsistency or default, as the case may be, would not reasonably be expected to have a Material Adverse Effect, or (z) subject to Section 7.3(d) hereof and the matters disclosed on Schedule 7.2(a), require the approval, consent or action of, waiver or filing with, or notice to, any third party, including but not limited to, any governmental bodies, agencies or instrumentalities, except as have been obtained

(in the case of any such approval or consent) or sent (in the case of any such notice), or will be obtained (in the case of any such approval or consent) or sent (in the case of any such notice) on or prior to the Closing Date.

(b)    [Intentionally omitted].

(c)    Bankruptcy. No petition has been filed by Eldorado or, to Eldorado’s Knowledge, Seller, nor has Eldorado or, to Eldorado’s Knowledge, Seller, received written notice of any petition filed against Eldorado or Seller under the Federal Bankruptcy Code or any similar Laws.

(d)    OFAC; Patriot Act. Eldorado hereby represents and warrants to Buyer that neither Eldorado, nor, to Eldorado’s Knowledge, Seller, nor to the Knowledge of Eldorado, any persons or entities holding any Controlling legal or beneficial interest whatsoever in any of the foregoing (expressly excluding any direct or indirect shareholders of Eldorado or CEC), are Prohibited Persons. Eldorado hereby represents and warrants to Buyer that no funds tendered to Buyer under the terms of this Agreement are or will be directly or indirectly derived from activities (expressly excluding any activities of any direct or indirect shareholders of Eldorado or CEC) that may contravene U.S. federal, state or international laws and regulations, including anti-money laundering laws. Eldorado will not knowingly engage in any transactions or dealings, or knowingly be otherwise associated with, any Prohibited Persons in connection with the Property.

(e)    Environmental Laws. Except as disclosed in the Environmental Reports, to Eldorado’s Knowledge, Seller has complied and Seller and the Property are now complying with all Environmental Laws (as defined in the Original Non-CPLV Lease), except to the extent the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(f)    Real Property. To Eldorado’s Knowledge, the Real Property comprises all of the real property used in the operation of the property commonly known as “Harrah’s New Orleans”.

(g)    Litigation. Except as set forth in Schedule 7.2(g) with respect to certain litigation against Seller, which litigation does not affect the Property, to Eldorado’s Knowledge, there is no action, suit, arbitration, unsatisfied order or judgment, governmental investigation or proceeding that is pending or, to the Knowledge of Eldorado, threatened in writing, against Eldorado, Seller or the Property that would reasonably be expected to cause a Material Adverse Effect.

(h)    Compliance with Laws. Subject to the provisions of Section 7.2(e) with respect to Environmental Laws, to Eldorado’s Knowledge, the Property, and Seller’s operations at the Property, are in compliance with all applicable Laws, except to the extent the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(i)    Leases. To Eldorado’s Knowledge, (i) the Leases which demise space at the Property are listed on Schedule 7.2(i), which is true, accurate and complete in all material respects as of the date set forth thereon, and except as set forth thereon, such Leases have not been amended or modified, (ii) to the Knowledge of Eldorado, there is no material default under any such Lease except as set forth in Section 7.3(d), and (iii) there are no separate agreements between Seller and any party to any Lease with respect to the use or occupancy of the Property other than as specified on Schedule 7.2(i). Such Schedule shall be appropriately adjusted to reflect leasing matters in accordance with Section 7.3(e) hereof. To Eldorado’s Knowledge, Eldorado has furnished or made available to Buyer true, correct and complete copies of all Leases, in all material respects, all of which are, to Eldorado’s Knowledge, in full force and effect. The parties agree that any Leases added to Schedule 7.2(i) after the Effective Date in accordance with Section 7.3(e) shall be automatically deemed to be added to Schedule 4 of the Amended Non-CPLV Lease as a Specified Sublease (as defined in the Amended Non-CPLV Lease).

(j)    Intentionally deleted.

(k)    Union Agreement; Employees. As of the Closing Date, (a) neither Seller nor any Affiliate thereof has any employees who will have any right to employment by or, to the Knowledge of Eldorado, claim against Buyer, (b) neither Seller nor any affiliate thereof is a party to or bound by any collective bargaining agreement or other agreement with any labor organization that gives rise to any claims against Buyer and (c) there are no outstanding claims against Seller under any collective bargaining agreement or other agreement with a labor organization to which Seller is a party which relates to the Property.

(l)    Taxes. To Eldorado’s Knowledge, Seller has timely filed with the appropriate taxing authorities all tax returns that it has been required to file with respect to the Property. To Eldorado’s Knowledge, (i) all such tax returns are true, correct, and complete in all material respects, and (ii) all taxes (including any interest or penalties thereon) owed by Seller with respect to the Property have been paid prior to delinquency.

(m)    Financial Information. To Eldorado’s Knowledge, the financial information attached as Exhibit M hereto (the “Financial Information”) (other than projections with respect to future periods included therein) (i) was derived from the books and records of each of Fulton and JCC and has been prepared, or derived from information prepared on a basis consistent with prior periods, and (ii) fairly presents in all material respects the results of operations of each of Fulton and JCC and the Property as of their respective dates and for the respective periods presented, subject to the absence of footnotes and normal year-end adjustments. The term “Financial Information” shall be deemed to include any quarterly or annual financial statements issued by each of Fulton and JCC in the ordinary course of business between the date of this Agreement and Closing, and upon Buyer’s request, Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause each of Fulton and JCC to provide copies of any such financial statements to Buyer. To Eldorado’s Knowledge, since December 31, 2018, there has been no material adverse change in the condition of the Property or in the property, business, operations or financial condition of each of Fulton and JCC. To Eldorado’s Knowledge, the projections contained in the Financial Information were prepared by each of Fulton and JCC based on assumptions that are to the Knowledge of Eldorado reasonable and customary.

(n)    ERISA. Neither Eldorado nor, to Eldorado’s Knowledge, Seller is, and neither Eldorado nor, to Eldorado’s Knowledge, Seller, is acting on behalf of (i) an “employee benefit plan” as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA, (ii) a “plan” as defined in and subject to Section 4975 of the Code, or (iii) an entity deemed to hold “plan asset” of any of the foregoing within the meaning of 29 C.F.R. Section 2510.3 101, as modified by

Section 3(42) of ERISA. None of the transactions contemplated by this Agreement are in violation of any state statutes applicable to Eldorado or, to Eldorado’s Knowledge, Seller regulating investments of, and fiduciary obligations with respect to, governmental plans similar to the provisions of Section 406 of ERISA or Section 4975 of the Code.

(o)    Condemnation. To Eldorado’s Knowledge, (i) no condemnation or eminent domain proceeding in which Seller has received written notice is pending with respect to the Property, and (ii) to the Knowledge of Eldorado, no such proceeding is threatened, or contemplated, in writing.

(p)    HNO Property Documents. (i) To Eldorado’s Knowledge, the HNO Ground Lease and HNO Operating Contract and, to the Knowledge of Eldorado, the HNO City Lease are listed on Schedule 7.2(p), which is true, accurate and complete in all material respects, and except as set forth thereon, such documents have not been amended, modified or supplemented, (ii) (a) to Eldorado’s Knowledge, there is no material default under the HNO Ground Lease or the HNO Operating Contract by JCC, (b) to the Knowledge of Eldorado, there is no material default under the HNO Ground Lease or the HNO Operating Contract by any party thereto other than JCC, and (c) to the Knowledge of Eldorado, there is no material default under the HNO City Lease, (iii) except for the HNO Ground Lease and the HNO Operating Contract and as otherwise set forth on Schedule 7.2(p), to Eldorado’s Knowledge, there are no separate agreements between JCC (or any Affiliate), on the one hand, and NOBC or any other Person, on the other hand, with respect to House Bill No. 544, the matters covered thereunder or the implementation thereof, or the use, occupancy or development of the Property and (iv) to Eldorado’s Knowledge, neither JCC nor any Affiliate has sent or received any written notice to or from any party to either the HNO Ground Lease or HNO Operating Contract claiming that a default exists. To Eldorado’s Knowledge, Eldorado has furnished or made available to Buyer true, correct and complete copies of the HNO Ground Lease, and the HNO Operating Contract and, to the Knowledge of Eldorado, the HNO City Lease and any other instrument set forth on Schedule 7.2(p), all of which are, to Eldorado’s Knowledge with respect to JCC, and the Knowledge of Eldorado with respect to any other party, in full force and effect.

SECTION 7.3.    General Provisions.

(a)    Survival of Eldorado’s Warranties and Buyer’s Warranties. Eldorado’s Warranties and Buyer’s Warranties (without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties) shall survive Closing and not be merged therein for a period of two hundred seventy (270) days (such period, the “Survival Period”); provided that the Survival Period will be extended for so long as any claim of breach of any such representation or warranty, notice of which was provided to Seller or Buyer, as applicable, within the period of two hundred seventy (270) days referenced above, shall be outstanding.

(b)    Post-Closing Breaches. Notwithstanding anything in Section 9.2 to the contrary, and subject to the provisions of Section 7.3(a) and Section 7.3(f), from and after the Closing, Eldorado’s aggregate liability to Buyer with respect to any and all breaches of Eldorado’s Warranties set forth in this Agreement, shall not exceed five percent (5%) of the Purchase Price and Buyer hereby waives any damages, costs and expenses in respect of such breaches in excess of said amount.

(c)    Survival. The provisions of this Section 7.3 shall survive Closing (and not be merged therein) or any earlier termination of this Agreement.

(d)    Exceptions to Representations and Warranties. Notwithstanding anything to the contrary in this Agreement, (i) Eldorado and Buyer agree and acknowledge that certain Governmental Approvals may be required to consummate the Transactions, (ii) Eldorado and Buyer shall cooperate with each other in accordance with the provisions of Section 8.5 hereof and (iii) so long as a party complies with its obligations under Section 8.5, the failure to obtain such Governmental Approvals shall not be a default by such party under this Agreement or a breach of such party’s respective representations or warranties.

(e)    Update of Representations and Warranties. Prior to the Closing, Eldorado shall have the right to amend and otherwise modify the representations and warranties made by Eldorado by written notice thereof to Buyer to reflect any change in facts or circumstances first occurring after the Effective Date not resulting from a breach or default by Eldorado or its Affiliates under this Agreement. Nothing contained herein shall be deemed to affect Buyer’s rights under Section 8.1(c) hereof.

(f)    Pre-Closing Breaches. If prior to Closing, (i) it is discovered that Eldorado is in breach of Eldorado’s representations or warranties set forth in this Agreement (after giving effect to any amendment or modification of such representations or warranties which may be made by Eldorado pursuant to Section 7.3(e), if applicable, but without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties), or (ii) without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties, any amendment or modification of the representations or warranties made by Eldorado pursuant to Section 7.3(e) would, individually or in the aggregate, result in a Material Adverse Effect, then, in each case, Buyer’s sole remedy with respect thereto shall be to either (x) continue with the Closing, without any reduction of the Purchase Price or any credit or allowance on account thereof or any other claim against Eldorado on account thereof, in which case Eldorado shall not be liable to Buyer (and Buyer shall have no rights or remedies) with respect to the matter, condition or circumstance which was the basis of the applicable breach of, or amendment or modification to, such representation or warranty, notwithstanding anything in this Agreement to the contrary, or (y) terminate this Agreement (such termination right to be exercised, if at all, by written notice of such termination delivered by Buyer to Eldorado within ten (10) Business Days after (1) Buyer becoming aware of the applicable breach of the representation or warranty of Eldorado, or (2) Eldorado’s written notice to Buyer of such amendment or modification to the representations and warranties in accordance with the terms of Section 7.3(e), as applicable), whereupon following any such termination, neither party shall have any further rights or obligations hereunder except for obligations which expressly survive termination of this Agreement (and for the avoidance of doubt, Buyer shall have no right to receive the Buyer Liquidated Damages Amount).

ARTICLE 8

COVENANTS

SECTION 8.1.    Ordinary Course Operations.

(a)    Except as expressly contemplated or required by this Agreement, as may be required by applicable law or as set forth in Schedule 8.1(a), or to the extent Buyer otherwise consents in writing, from the Effective Date until the Closing or the date on which this Agreement is terminated (the “Termination Date”), Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to (i) conduct its business and operate the Property in the ordinary course of business consistent with past practice and in compliance with law, except to the extent that Non-CPLV Lease Tenant would be permitted to not do the same under the Amended Non-CPLV Lease as if the Non-CPLV Lease Amendment were in effect, (ii) cause the existing certificate of occupancy for the Real Property to remain in effect through Closing, (iii) use commercially reasonable efforts to preserve intact its business organization and maintain its existing relations with customers, suppliers, landlords, tenants, creditors, licensors, licensees, business partners, officers, key employees, consultants, insurers and others having business dealings with it, in each case, in all material respects, except to the extent that Non-CPLV Lease Tenant would be permitted to not do the same under the Amended Non-CPLV Lease as if the Non-CPLV Lease Amendment were in effect; provided, however, that no action relating to the subject matter of any of the clauses of Section 8.1(b) that is permitted to be taken by Seller without the consent of Buyer, shall be deemed a breach of this Section 8.1(a).

(b)    Eldorado agrees that from the Effective Date until the Termination Date, except as expressly contemplated or required by this Agreement, as may be required by applicable Law or as set forth in Schedule 8.1(b), without the prior written consent of Buyer, it will, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller:

(i)    not to sell, transfer, dispose of, grant or otherwise authorize the sale, transfer, lease, sublease, disposition or grant of any of the Property;

(ii)    not to (A) modify or rescind any material license, franchise, Permit or authorization of a Governmental Authority or (B) fail to make capital expenditures at the Property required under any Gaming Law or by any Gaming Authority, except, in the case of each of (A) and (B), to the extent that Seller, solely in its capacity as tenant under the Amended Non-CPLV Lease, would be permitted to do the same under the terms of the Amended Non-CPLV Lease if the Amended Non-CPLV Lease were in effect with respect to the Property;

(iii)    not to enter into any new Contract or Lease or extend, renew, replace or otherwise modify or terminate or cancel any Contract or Lease, except to the extent that Seller, solely in its capacity as tenant under the Amended Non-CPLV Lease, would be permitted to do the same under the terms of the Amended Non-CPLV Lease if the Amended Non-CPLV Lease were in effect with respect to the Property. For purposes of clarification, notwithstanding anything to the contrary contained in this Agreement, in no event shall Eldorado be required to terminate at Closing any unrecorded Contracts that it or the Seller or any of their respective Affiliates enters into in accordance with the exception set forth in this clause (iii);

(iv)    not to demolish or alter, improve or otherwise physically change the Buildings, in whole or in part, or construct any additional buildings, structures or other improvements on the Land (collectively, “Alterations”) except to the extent that Seller, solely in its capacity as tenant under the Amended Non-CPLV Lease, would be permitted to do the same under the terms of the Amended Non-CPLV Lease if the Amended Non-CPLV Lease were in effect with respect to the Property; provided, however, that Buyer (as one of the entities comprising Non-CPLV Lease Landlord) hereby consents to Eldorado and/or Seller performing Alterations that satisfy the HNO License Extension Improvements required by House Bill No. 544, subject to the terms and provisions of the Amended Non-CPLV Lease (subject to the provisions of Appendix 1 hereto);

(v)    to (x) use commercially reasonable efforts to pursue, negotiate and obtain the HNO Property Documents Amendments and (y) generally cooperate with Buyer in connection with the matters described in the preceding clause (x), which shall include, without limitation, keeping Buyer regularly and reasonably informed as to the status and negotiations of the HNO Property Documents Amendments by, among other things, providing copies of drafts of such documents sent to or received from the counterparties thereto and soliciting the reasonable comments of Buyer relating to such documents that are consistent with this Agreement, Schedule 6.4(d) hereto, the MTA and Exhibit A thereto, and any other reasonable comments of Buyer thereto and (to the extent such comments are consistent with Schedule 6.4(d) hereto) using commercially reasonable efforts to have such comments be incorporated into the HNO Property Documents Amendments, and allowing Buyer to participate in conversations or negotiations with the counterparties thereto. Notwithstanding the foregoing, so long as Eldorado complies with its obligations under this Section 8.1(b)(iv), in no event shall Eldorado or Seller be in breach or default hereunder due to the failure by the State of Louisiana (by and through the Louisiana Gaming Control Board), the City of New Orleans or NOBC to accept Buyer’s comments.

(c)    Notwithstanding the foregoing, in the event that prior to the Merger Closing, despite Eldorado’s use of commercially reasonable efforts to cause Seller to conduct its business, operate the Property and act in accordance with the provisions of Section 8.1(a) and/or Section 8.1(b) hereof, Seller fails to conduct its business, operate the Property and/or otherwise act in accordance with the provisions of Section 8.1(a) and/or Section 8.1(b) hereof (including the failure of Seller to use commercially reasonable efforts to obtain HNO Property Documents Amendments), then Buyer shall have the right, in its sole discretion, to terminate this Agreement by written notice to Eldorado and thereafter the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement, which right shall be Buyer’s sole remedy for such failure of Seller to conduct its business, operate the Property and/or otherwise act in accordance with the provisions of Section 8.1(a) and/or Section 8.1(b) hereof (other than as provided in Section 2.4 of the Master Transaction Agreement).

SECTION 8.2.    Brokers. Eldorado and Buyer expressly represent that there has been no broker or any other party representing Eldorado or Buyer as broker with respect to the Transaction and with respect to this Agreement. Eldorado agrees to hold Buyer harmless and indemnify Buyer from and against any and all Liabilities (including reasonable attorneys’ fees, expenses and disbursements) suffered or incurred by Buyer as a result of any claims by any party claiming to have represented Eldorado as broker in connection with the Transaction. Buyer agrees to hold Eldorado harmless and indemnify Eldorado from and against any and all Liabilities (including reasonable attorneys’ fees, expenses and disbursements) suffered or incurred by Eldorado as a result of any claims by any party claiming to have represented Buyer as broker in connection with the Transaction. The provisions of this Section 8.2 shall survive Closing (and not be merged therein) or the earlier termination of this Agreement.

SECTION 8.3.    Transfer Taxes. Eldorado and Buyer will cooperate to timely file all necessary tax returns or other documents with respect to Transfer Taxes. The provisions of this Section 8.3 shall survive Closing (and not be merged therein).

SECTION 8.4.    Public Announcements. The provisions regarding public announcements set forth in Section 4.3 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 8.5.    Governmental Approvals. The provisions regarding governmental approvals set forth in Section 4.4 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis; provided, however, for purposes of the incorporation of such provisions herein, such provisions shall be limited solely to the Governmental Approvals applicable to this Agreement and the Transaction.

SECTION 8.6.    Confidentiality. The provisions regarding confidentiality set forth in Section 4.7 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 8.7.    Financing. The provisions regarding financing cooperation set forth in Section 4.5 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 8.8.    Useful Life Analysis. Eldorado and Buyer each hereby covenant and agree to reasonably cooperate (and Eldorado agrees to, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to cooperate) to obtain, promptly following the Effective Date, from Grant Thornton LLP or a similar third party consultant mutually agreeable to Eldorado and Buyer, a remaining useful life analysis with respect to the Property. The provisions of this Section 8.8 shall survive Closing (and not be merged therein) or the earlier termination of this Agreement.

ARTICLE 9

DEFAULTS

SECTION 9.1.    Eldorado’s Remedies for Buyer Defaults. Prior to entering into this transaction, Buyer and Eldorado have discussed the fact that substantial damages will be suffered by Eldorado if Buyer shall default in its obligation to purchase the Property under this Agreement as and when required hereunder; accordingly, the parties agree that a reasonable estimate of Eldorado’s damages in such event is the amount of Thirty Million and No/100 Dollars ($30,000,000.00) (the “Eldorado Liquidated Damages Amount”); provided, however, that any damages or termination fee paid by Buyer or its Affiliates under the Master Transaction Agreement shall reduce the Eldorado Liquidated Damages Amount hereunder on a dollar for dollar basis. If Buyer defaults in its obligation to consummate the Closing as and when required under this Agreement, then Eldorado shall have the right to elect, as its sole and exclusive remedy, to (x) terminate this Agreement by written notice to Buyer, whereupon, Buyer shall pay the Eldorado Liquidated Damages Amount to Eldorado, and thereafter, the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement, (y) seek specific performance of this Agreement against Buyer and, as applicable, the Buyer Parties, so long as such action for specific performance is commenced within ninety (90) days of Eldorado obtaining knowledge of any such default by Buyer or (z) waive the default or breach and proceed to close the Transaction. The Eldorado Liquidated Damages Amount remedy shall not apply or be available with respect to breaches of any representations or warranties, or any termination of this Agreement as a result thereof.

SECTION 9.2.    Buyer’s Remedies for Eldorado Defaults. Prior to entering into this transaction, Buyer and Eldorado have discussed the fact that substantial damages will be suffered by Buyer if Eldorado shall default in its obligation to cause the Property to be sold under this Agreement as and when required hereunder; accordingly, the parties agree that a reasonable estimate of Buyer’s damages in such event is the amount of Thirty Million and No/100 Dollars ($30,000,000.00) (the “Buyer Liquidated Damages Amount”); provided, however, that any damages or termination fee paid by Eldorado or its Affiliates under the Master Transaction Agreement shall reduce the Buyer Liquidated Damages Amount hereunder on a dollar for dollar basis. If Eldorado defaults in its obligation to consummate the Closing as and when required under this Agreement, then Buyer shall have the right to elect, as its sole and exclusive remedy, to (x) terminate this Agreement by written notice to Eldorado, whereupon, Eldorado shall pay the Buyer Liquidated Damages Amount to Buyer, and thereafter, the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement, (y) seek specific performance of this Agreement against Eldorado, Seller and their respective Affiliates, so long as such action for specific performance is commenced within ninety (90) days of Buyer obtaining knowledge of any such default by Eldorado or (z) waive the default or breach and proceed to close the Transaction. The Buyer Liquidated Damages Amount remedy shall not apply or be available with respect to breaches of any representations or warranties, or any termination of this Agreement as a result thereof.

ARTICLE 10

CASUALTY/CONDEMNATION

SECTION 10.1.    Right to Terminate. If, after the Effective Date, (a) any portion of the Property is taken by condemnation or eminent domain (or is the subject of a pending taking), or (b) any portion of the Property is damaged or destroyed, Eldorado shall notify Buyer in writing of such fact promptly after obtaining knowledge thereof. If the Property is the subject of a Major Casualty/Condemnation that occurs after the Effective Date, Buyer shall have the right to terminate this Agreement by giving written notice to Eldorado no later than the date (the “Casualty Notice Date”) that is five (5) Business Days after Eldorado notifies Buyer of such Major Casualty/Condemnation. The failure by Buyer to terminate this Agreement by the Casualty Notice Date shall be deemed an election not to terminate this Agreement. If this Agreement is terminated pursuant to this Section 10.1, the parties shall have no further rights or obligations hereunder except for obligations which expressly survive the termination of this Agreement. For the purposes of this Agreement, “Major Casualty/Condemnation” shall mean (i) any casualty, condemnation proceedings, or eminent domain proceedings if the portion of the Property that is the subject of such casualty or such condemnation or eminent domain proceedings has a value in excess of Thirty Six Million and No/Dollars ($36,000,000.00), as reasonably determined by a third party contractor or architect selected by Eldorado and reasonably acceptable to Buyer, or (ii) any uninsured casualty which Eldorado does not agree (as set forth as a written modification of the Amended Non-CPLV Lease reasonably acceptable to Eldorado and Buyer executed and delivered on the Closing Date and guaranteed pursuant to the Non-CPLV Lease Guaranty (as defined in the Master Transaction Agreement)), in its sole and absolute discretion, to repair or restore in a manner acceptable to Buyer.

SECTION 10.2.    Allocation of Proceeds and Awards. If, after the Effective Date, any portion of the Property is taken by condemnation or eminent domain (or is the subject of a pending taking), or any portion of the Property is damaged or destroyed and this Agreement is not terminated as permitted pursuant to the terms of Section 10.1, then this Agreement shall remain in full force and effect, and the parties hereto shall consummate the Closing upon the terms set forth herein. Any awards or proceeds received from the condemning authority or Eldorado’s or Seller’s insurance company, as the case may be (the “Casualty/Condemnation Proceeds”) shall be paid in accordance with the terms of the Amended Non-CPLV Lease as if the Amended Non-CPLV Lease were in effect as of the date that such Casualty/Condemnation Proceeds are made available, and any claims in respect to any such awards or proceeds and the related insurance policies shall be assigned to Non-CPLV Lease Tenant in accordance with the terms of the Amended Non-CPLV Lease as if the Amended Non-CPLV Lease were in effect as of the date that such Casualty/Condemnation Proceeds are made available, and in all events the Purchase Price shall not be adjusted as a result of any such casualty or condemnation; provided, that nothing in this paragraph is intended to vitiate Buyer’s right to terminate this Agreement in accordance with the terms of Section 10.1 in connection with a Major Casualty/Condemnation. Notwithstanding anything to the contrary contained herein, in the event a Major Casualty/Condemnation shall have occurred prior to the Closing and the parties elect to close in accordance with the terms of this Agreement, then the parties will have their respective rights and obligations with respect to such Major Casualty/Condemnation (and any Casualty/Condemnation Proceeds) that they would have under the terms of the Amended Non-CPLV Lease as if the Amended Non-CPLV Lease were in effect as of the date that such Major Casualty/Condemnation occurred.

SECTION 10.3.    Insurance. Eldorado shall use commercially reasonable efforts to cause Seller to maintain the property insurance coverage currently in effect for the Property, or comparable coverage, through the Closing Date; provided, however, that in the event that prior to the Merger Closing, despite Eldorado’s use of commercially reasonable efforts to cause Seller to maintain such property insurance coverage, (i) Seller fails to maintain such property insurance coverage and (ii) a non-de minimis loss occurs that would have been covered by such insurance if

Seller had maintained such insurance, then Buyer shall have the right, in its sole discretion, to terminate this Agreement by written notice to Eldorado and thereafter the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement.

SECTION 10.4.    Waiver. The provisions of this Article 10 supersede the provisions of any applicable Laws with respect to the subject matter of this Article 10.

ARTICLE 11

MISCELLANEOUS

SECTION 11.1.    Buyer’s Assignment. Other than in connection with an assignment pursuant to Section 11.16 hereof, Buyer shall not assign this Agreement or its rights hereunder (other than to an entity that is directly or indirectly wholly-owned and controlled by VICI) without the prior written consent of Eldorado, which consent Eldorado may grant or withhold in its sole and absolute discretion. Notwithstanding the foregoing, Buyer may designate an entity that is directly or indirectly wholly-owned and controlled by VICI to be the named transferee (or transferor, as applicable) on all Closing Documents.

SECTION 11.2.    Survival/Merger. Except for the provisions of this Agreement which are explicitly stated to survive the Closing and any document executed in connection herewith, none of the terms of this Agreement shall survive the Closing.

SECTION 11.3.     Integration; Waiver. This Agreement embodies and constitutes the entire understanding between the parties with respect to the Transaction and all prior agreements, understandings, representations and statements, oral or written, are merged into this Agreement. Neither this Agreement nor any provision hereof may be waived, modified, amended, discharged or terminated except by an instrument signed by the party against whom the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument. No waiver by either party hereto of any failure or refusal by the other party to comply with its obligations hereunder shall be deemed a waiver of any other or subsequent failure or refusal to so comply.

SECTION 11.4.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Louisiana, without regard to the principles of conflicts of laws.

SECTION 11.5.    Captions Not Binding; Exhibits. The captions in this Agreement are inserted for reference only and in no way limit the scope or intent of this Agreement or of any of the provisions hereof. All Exhibits attached hereto shall be incorporated by reference as if set out herein in full.

SECTION 11.6.    Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

SECTION 11.7.    Severability. If any term or provision of this Agreement or the application thereof to any persons or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by Law.

SECTION 11.8.    Notices. The provisions regarding notice set forth in Section 7.7 of the Master Transaction Agreement are incorporated herein by reference.

SECTION 11.9.    Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be an original and all of which counterparts taken together shall constitute one and the same agreement. Signatures to this Agreement transmitted by electronic means shall be valid and effective to bind the party so signing. Each party agrees to promptly deliver an execution original to this Agreement with its actual signature to the other party, but a failure to do so shall not affect the enforceability of this Agreement.

SECTION 11.10.    No Recordation. Eldorado and Buyer each agrees that neither this Agreement nor any memorandum or notice hereof shall be recorded. For the avoidance of doubt, Buyer may file a notice of pendency or similar instrument against the Property in connection with an action for specific performance hereunder.

SECTION 11.11.    Additional Agreements; Further Assurances. Each of the parties hereto shall reasonably cooperate with one another and execute and deliver such documents as the other party or the Title Company shall reasonably request in order to consummate and make effective the Transaction, so long as the execution and delivery of such documents shall not result in any additional Liability or cost to the executing party. The provisions of this Section 11.11 shall survive Closing and not be merged therein.

SECTION 11.12.    Construction. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement, any modification hereof or any of the Closing Documents.

SECTION 11.13.    Prevailing Party. If any action or proceeding is brought to interpret or enforce the terms of this Agreement, the prevailing party shall be entitled to recover from the other party, in addition to all other damages, if any, all costs and expenses of such action or proceeding, including but not limited to reasonable, actual attorneys’ fees, witness fees’ and court costs as determined by a court of competent jurisdiction in a final, non-appealable decision. The phrase “prevailing party” as used in this Section shall include a party who receives substantially the relief desired whether by dismissal, summary judgment or otherwise. This paragraph shall survive the Closing or termination of this Agreement.

SECTION 11.14.    JURISDICTION. WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDINGS RELATING TO THE TRANSACTION, THIS AGREEMENT, THE PROPERTY OR THE RELATIONSHIP OF BUYER AND ELDORADO HEREUNDER (“PROCEEDINGS”) EACH PARTY IRREVOCABLY (a) SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE CIVIL DISTRICT COURT FOR THE PARISH OF ORLEANS,

STATE OF LOUISIANA AND THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF LOUISIANA AND (b) WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY PROCEEDINGS BROUGHT IN ANY SUCH COURT, WAIVES ANY CLAIM THAT SUCH PROCEEDINGS HAVE BEEN BROUGHT IN AN INCONVENIENT FORUM AND FURTHER WAIVES THE RIGHT TO OBJECT, WITH RESPECT TO SUCH PROCEEDINGS, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PARTY. THE PROVISIONS OF THIS SECTION 11.14 SHALL SURVIVE THE CLOSING (AND NOT BE MERGED THEREIN) OR ANY EARLIER TERMINATION OF THIS AGREEMENT.

SECTION 11.15.    WAIVER OF JURY TRIAL. The provisions regarding waiver of jury trial set forth in Section 7.15 of the Master Transaction Agreement are incorporated herein by reference.

SECTION 11.16.    Tax Free Exchange. Eldorado and Buyer each hereby reserve the right to include this transaction as part of one (1) or more tax deferred exchange transactions pursuant to Code Section 1031 and comparable provisions of applicable state law, at no out-of-pocket cost, expense, risk or liability to the other party hereto. Eldorado and Buyer agree to cooperate with the other party hereto, and to execute any and all documents (including without limitation Code Section 1031 exchange documents) reasonably necessary in connection therewith; provided, however, that the closing of the transaction for the conveyance of the Property shall not be contingent upon, and shall not be subject to, the completion of such exchange, nor shall such affect the Closing Date hereunder. Buyer and Eldorado shall be obligated to close title to the Property on or before the Closing Date whether or not Buyer or Eldorado, as applicable, shall have consummated an intended Code Section 1031 tax deferred exchange transaction.

SECTION 11.17.    Termination of Merger Agreement or Master Transaction Agreement. If, at any time on or prior to the Closing, the Merger Agreement or the Master Transaction Agreement terminates, this Agreement shall automatically terminate; provided that such termination shall not relieve either party hereto for liability hereunder that pursuant to the express terms hereof or the Master Transaction Agreement survives termination hereof.

SECTION 11.18.    Limitation of Liability. Except as otherwise expressly set forth in this Agreement, in no event shall either party be entitled to recover from the other any actual, consequential, punitive, or special damages in connection with this Agreement. The foregoing shall not prejudice the right of the parties to obtain actual damages to the extent provided in Sections 7.3 and 8.2 (and subject to the limitations set forth in each such section) in connection with the representations, warranties or indemnities that expressly survive the termination of this Agreement or the Closing.

SECTION 11.19.    Termination of Call Right Agreement. Upon (a) the consummation of the Closing pursuant to the terms of this Agreement, (b) the Buyer obtaining title to the Property pursuant to its exercise of Buyer’s rights to specific performance in accordance with the terms of this Agreement, or (c) the Buyer receiving the Buyer Liquidated Damages Amount in accordance with the terms of this Agreement (unless specific performance was not available as a remedy to Buyer because Eldorado willfully caused Seller to convey the Property to a non-affiliate third party in breach of Eldorado’s obligations under this Agreement), the Call Right Agreement shall automatically terminate and be of no further force or effect. Eldorado and Buyer shall execute and deliver any document reasonably requested by the other party to evidence such termination. This Section 11.19 shall survive the termination of this Agreement or the Closing.

SECTION 11.20.    REIT Protection. The provisions regarding REIT protections set forth in Section 7.12 of the Master Transaction Agreement are incorporated herein by reference.

SECTION 11.21.    Obligations of Eldorado Following the Merger Closing. With respect to the first and third sentence of Section 4.1(a), the first sentence of Section 4.1(b), the second sentence of Section 7.2(m), the first sentence of Section 8.1(a) (other than in clause (iii) thereof), the first sentence of Section 8.1(b) and the first sentence of Section 8.8 (collectively, the “CRE Clauses”), in the event that the Merger Closing occurs prior to the Closing hereunder, from and after the Merger Closing Date, the phrase “use commercially reasonable efforts to” shall be deemed to be deleted from the CRE Clauses.

SECTION 11.22.    No Recourse to Financing Sources. Notwithstanding anything to the contrary contained herein or otherwise, no Financing Source (as defined in the Master Transaction Agreement) of any Non-Party (as defined in the Master Transaction Agreement) shall have any liability for any obligations or liabilities of the parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transaction or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party hereto against the other parties hereto, in no event shall any party hereto or any of its controlled Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Party, in connection with this Agreement or the Debt Financing (as defined in the Master Transaction Agreement), whether at law or equity, in contract, in tort or otherwise (it being understood that nothing in this Section 11.22 shall limit the rights of Buyer against the Financing Sources under the Debt Financing Commitment (as defined in the Master Transaction Agreement)).

SECTION 11.23.    Louisiana Specific Definitions. The term “lien” shall also include a privilege, mortgage, security interest, assignment, or other encumbrance. The term “fee simple title” shall also include the term “full ownership interest” as that term is used in Louisiana law. The term “easement” shall include “servitude” as that term is used in the Louisiana Civil Code. The term “building” shall also include “other constructions” as that term is used in the Louisiana Civil Code. The term “condemnation” shall include “expropriation” as that term is used in Louisiana law. The term “tangible” shall include “corporeal” as that term is used in Louisiana law. The term “intangible” shall include “incorporeal” as that term is used in Louisiana.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, each party hereto, intending to be legally bound, has caused this Agreement to be duly executed to be effective as of the day and year first above written.

ELDORADO:

ELDORADO RESORTS, INC.,
a Nevada corporation

By:	/s/ Bret Yunker
Name:	Bret Yunker
Title:	Chief Financial Officer

[Signature Page to New Orleans Purchase Agreement]

BUYER:

VICI PROPERTIES L.P., a Delaware limited partnership

By:	/s/ John W. R. Payne
Name:	John W. R. Payne
Title:	President

[Signature Page to New Orleans Purchase Agreement]

EXHIBITS AND SCHEDULES

Exhibit A	Legal Description of the Land
Exhibit B	Form of HNO Ground Lease Assignment and Assumption Agreement and Act of Cash Sale of Improvements
Exhibit C-1	Form of HNO City Lease Estoppel
Exhibit C-2	Form of HNO Ground Lease Estoppel
Exhibit D	Form of Lease Assignment and Assumption Agreement
Exhibit E	Permitted Exceptions
Exhibit F	Form of Deed
Exhibit G	Form of Non-CPLV Memorandum of Lease
Exhibit H	Form of FIRPTA Affidavit
Exhibit I	Title Affidavit
Exhibit J	Form of Lease Assignment and Acceptance Agreement
Exhibit K	Form of Certification Regarding Eldorado’s Warranties
Exhibit L	Form of Certification Regarding Buyer’s Warranties
Exhibit M	Financial Information

Schedule 4.1(a)	Diligence Materials
Schedule 6.4(d)	HNO Property Documents Amendments
Schedule 7.2(a)	Required Consents/Approvals/Notices
Schedule 7.2(g)	Litigation
Schedule 7.2(i)	Leases
Schedule 7.2(p)	HNO Property Documents
Schedule 8.1(a)	Ordinary Course Operations
Schedule 8.1(b)	Restricted Actions

Appendix 1	Amended Non-CPLV Lease Exceptions

Exhibit 2.2

PURCHASE AND SALE AGREEMENT

by and between

ELDORADO RESORTS, INC.,

a Nevada corporation

and

VICI PROPERTIES L.P.,

a Delaware limited partnership

Harrah’s Resort Atlantic City

Harrah’s Atlantic City Waterfront Conference Center

777 Harrah’s Blvd.

Atlantic City, New Jersey 08401

Effective Date: September 26, 2019

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) made as of September 26, 2019 (the “Effective Date”) by and between ELDORADO RESORTS, INC., a Nevada corporation (“Eldorado”), having an office at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, and VICI PROPERTIES L.P., a Delaware limited partnership (“Buyer”), having an office at c/o VICI Properties Inc., 430 Park Avenue, 8th Floor, New York, New York 10022.

W I T N E S S E T H:

WHEREAS, Harrah’s Atlantic City Propco, LLC, a Delaware limited liability company (“Propco”) and AC Conference Newco., LLC, a Delaware limited liability company (“Newco” and, together with Propco, collectively, “Seller”), owns the fee estate in those certain parcels of real property and the buildings and other improvements constructed thereon commonly known as “Harrah’s Resort Atlantic City” and “Harrah’s Atlantic City Waterfront Conference Center”, having an address of 777 Harrah’s Boulevard, Atlantic City, New Jersey 08401, as more particularly bounded and described in Exhibit A annexed hereto and made a part hereof.

WHEREAS, Eldorado is acquiring an indirect ownership interest in Seller pursuant to that certain Agreement and Plan of Merger dated as of June 24, 2019, by and among CEC, Eldorado and Colt Merger Sub, Inc. (the “Merger Agreement”).

WHEREAS, Buyer, subject to and upon the terms and conditions hereof, desires to acquire the fee ownership interest in the Property immediately following the consummation of the transactions contemplated in the Merger Agreement.

WHEREAS, immediately following the closing of the merger to be effectuated pursuant to the Merger Agreement, Eldorado intends to cause Seller to effectuate the Transaction.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, intending to be legally bound, the parties hereto do hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

SECTION 1.1.    Definitions. In addition to terms defined elsewhere in this Agreement, as used herein, the following terms shall have the following meanings:

“Additional Diligence Materials” shall have the meaning given in Section 4.1(a).

“Affiliate” shall mean with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Amended Non-CPLV Lease” shall mean the Original Non-CPLV Lease as amended by the Non-CPLV Lease Amendment.

“Atlantic County Real Estate Records” shall mean the official land records of the Clerk of Atlantic County, New Jersey.

“Buildings” shall mean all buildings, structures and other improvements and fixtures located on the Land, collectively.

“Business Day” shall mean any day other than Saturday, Sunday, any Federal holiday, or any holiday in the State in which the Property is located. If any period expires or action is to be taken on a day which is not a Business Day, the time frame for the same shall be extended until the next Business Day.

“Buyer” shall have the meaning given in the introductory paragraph.

“Buyer Liquidated Damages Amount” shall have the meaning given in Section 9.2.

“Buyer Parties” shall mean Buyer and any other Affiliate of Buyer that is a party to a Closing Document.

“Buyer’s Warranties” shall mean, collectively, Buyer’s representations and warranties set forth in Section 7.1.

“Call Right Agreement” shall mean that certain Call Right Agreement (Harrah’s Atlantic City), dated October 6, 2017, between VICI and CEC.

“Casualty/Condemnation Proceeds” shall have the meaning given in Section 10.2.

“Casualty Notice Date” shall have the meaning given in Section 10.1.

“CEC” shall mean Caesars Entertainment Corporation, a Delaware corporation.

“CEOC” shall mean CEOC, LLC, a Delaware limited liability company.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §§9601 et seq., as amended by SARA (Superfund Amendment and Reauthorization Act of 1986) and as the same may be further amended from time to time.

“Closing” shall mean the closing of the Transaction.

“Closing Date” shall mean the day on which the transactions contemplated by this Agreement are consummated.

“Closing Documents” shall mean all documents executed and delivered by Buyer, Eldorado, Seller or their respective Affiliates as required by Section 6.2 and Section 6.3 or as otherwise executed and delivered by Buyer, Eldorado or Seller or their respective Affiliates as part of Closing.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

2

“Contracts” shall mean all contracts and agreements, including brokerage agreements, licensing agreements, marketing agreements, design contracts, construction contracts, service and maintenance contracts and agreements, relating to the Property, together with any extensions, renewals, replacements or modifications of any of the foregoing; provided that the term “Contracts” does not include Leases.

“Control” shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, partnership interests or any other equity interests or by contract, and “Controlling” and “Controlled” shall have meanings correlative thereto.

“CRDA” shall mean the Casino Reinvestment Development Authority.

“CRDA Agreements” shall mean and refer to, collectively, that certain Casino Parking Fee Agreement dated as of February 1, 2005, by and among CRDA, Marina Associates and the other parties thereto (the “2005 Parking Agreement”), that certain Harrah’s Project Grant Agreement dated as of June 13, 2013 by and among CRDA, Harrah’s Atlantic City Operating Company, LLC, Newco and the other parties thereto (the “2013 Agreement”), and that certain Project Grant Agreement dated as of June 21, 2005, by and among CRDA, Harrah’s Atlantic City Operating Company, LLC and Showboat Atlantic City Operating Company, LLC (the “2005 Agreement”).

“Deed” shall have the meaning given in Section 6.2(a).

“Development Rights” shall have the meaning given in the definition of “Intangible Property”.

“Division” shall have the meaning given in Section 11.23(a).

“Division Escrow” shall have the meaning given in Section 11.23(b).

“Due Diligence Period” shall have the meaning given in Section 4.1(a).

“EDA Agreement” shall mean that certain State Economic Redevelopment and Growth Incentive Grant Agreement, dated as of September 24, 2014, between Harrah’s Atlantic City Holding, Inc., Newco, CEC, the NJ EDA and the Treasurer of the State of New Jersey.

“Eldorado” shall have the meaning given in the introductory paragraph.

“Eldorado Liquidated Damages Amount” shall have the meaning given in Section 9.1.

“Eldorado’s Knowledge” or words of similar import (other than “Knowledge of Eldorado”) shall refer to the current actual knowledge (without any duty of investigation) of Tom Reeg, Anthony Carano, Bret Yunker, Stephanie Lepori and/or Ed Quatmann.

“Eldorado’s Warranties” shall mean, collectively, Eldorado’s representations and warranties set forth in Section 7.2.

3

“Environmental Reports” shall mean any Phase I Environmental Site Assessments and other environmental reports that have been made available to or obtained by Buyer or its Affiliates, in any such case, no later than ten (10) days prior to the end of the Due Diligence Period.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time.

“Escrow Agent” shall mean Chicago Title Insurance Company, Attn: Joe Benlevi, E-Mail: joe.benlevi@ctt.com, Tel: (212) 880-1304.

“Existing Survey” shall mean that certain ALTA/NSPS Land Title Survey dated April 13, 2018 by First Order, LLC, Project Number 6157.

“Fixtures” shall mean all equipment, machinery, fixtures and other items of property, including all components thereof, that are now or hereafter (a) located in or on, or used in connection with, and (b) permanently affixed to or otherwise incorporated into the Land and/or the buildings and other improvements located on the Land. Notwithstanding the foregoing, Fixtures shall not include any Gaming Equipment.

“Gaming” shall mean to (i) deal, operate, carry on, conduct, maintain or expose for play any gambling, gaming or casino game as defined under any Gaming Law, including slot machines, gaming tables, online gaming and sports wagering or (ii) to operate an inter-casino linked system, as defined under any Gaming Law.

“Gaming Authorities” shall mean, collectively, (i) the New Jersey Casino Control Commission, (ii) the New Jersey Office of Attorney General, Division of Gaming Enforcement, and (iii) any other governmental entity that presently or may in the future hold regulatory, licensing or permit authority over gambling, Gaming or casino activities conducted or proposed to be conducted within the State of New Jersey.

“Gaming Equipment” shall mean any and all gaming devices (as defined in the New Jersey Gaming Laws), gaming device parts inventory and other related gaming equipment and supplies used in connection with the operation of a casino, including, without limitation, slot machines (as defined in the New Jersey Gaming Laws), sports wagering systems, gaming tables, cards, dice, chips, tokens, player tracking systems, cashless wagering systems, electronic betting systems, mobile gaming systems , internet gaming systems (as defined in the New Jersey Gaming Laws), inter-casino linked systems on-line slot metering systems, and associated equipment, together with all improvements and/or additions thereto.

“Gaming Facility” shall mean any premises wherein or whereon any Gaming takes place.

“Gaming Law” shall mean any and all laws, statutes, ordinances, rules, regulations, policies, orders, codes, decrees or judgments, and Gaming License conditions or restrictions, as amended from time to time, now or hereafter in effect or promulgated, pertaining to the operation, control, maintenance, alteration, modification or capital improvement of a Gaming Facility or the conduct of a person or entity holding a Gaming License, including, without limitation, any New Jersey Gaming Laws and any requirements imposed by a regulatory agency, commission, board or other governmental body pursuant to the jurisdiction and authority granted to it under applicable law, and all other rules, regulations, orders, ordinances and legal requirements of any Gaming Authority.

4

“Gaming License(s)” shall mean any license, qualification, registration, accreditation, permit, approval, finding of suitability or other authorization that is both (a) issued by a state or other governmental regulatory agency or Gaming regulatory body, including, without limitation, a Gaming Authority, and (b) required to operate, carry on or conduct any Gaming, Gaming device, slot machine, video lottery terminal, table game, race book or sports pool on the Property or any portion thereof, or to operate a casino at the Property.

“Governmental Approvals” shall have the meaning given in the Master Transaction Agreement, but shall be limited solely to the Governmental Approvals applicable to this Agreement and the Transaction.

“Governmental Authority” shall mean any Gaming Authority or domestic, federal, territorial, state or local government, governmental authority, agency or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any agency, department, board, branch, commission or instrumentality of any of the foregoing or any court, arbitrator or similar tribunal or forum, having jurisdiction over the Property, Seller, Eldorado, or Buyer, as applicable.

“Grants Related Documents” shall mean, collectively, the EDA Agreement and the CRDA Agreements.

“Initial Diligence Materials” shall have the meaning given in Section 4.1(a).

“Inspections” shall have the meaning given in Section 4.1(b).

“Intangible Property” shall mean, collectively, all intangible personal property of Seller, that in any way relates to the Property, including (i) any licenses, permits and other written authorizations in effect as of the Closing Date with respect to the Real Property, (ii) any guaranties and warranties in effect as of the Closing Date with respect to any portion of the Real Property or the Personal Property and (iii) all rights in, to and under, and all physical embodiments of, any architectural, mechanical, electrical and structural plans, studies, drawings, specifications, surveys, renderings and other technical descriptions that relate to the Property; provided that the term “Intangible Property” shall not include any zoning or development rights that pertain solely to the Real Property (collectively, “Development Rights”).

“Knowledge of Eldorado” shall refer to the current actual knowledge (without any duty of investigation) of Tom Reeg, Anthony Carano, Bret Yunker, Stephanie Lepori and/or Ed Quatmann, and, for purposes of the remaking of Eldorado’s Warranties as of Closing, Steve Thayer, who is the general manager of the Property, or if there is no general manager or Steve Thayer is replaced as general manager, another individual with substantially similar knowledge regarding the Property as Steve Thayer.

“Land” shall mean the real estate legally described in Exhibit A, together with all easements, development rights and other rights appurtenant to the Land or the buildings, structures or other improvements thereon, collectively.

5

“Laws” shall mean, collectively, all municipal, county, State or Federal statutes, codes, ordinances, laws, rules or regulations (including, without limitation, all New Jersey Gaming Laws).

“Lease Assignment and Acceptance Agreement” shall have the meaning given in Section 6.2(b).

“Lease Assignment and Assumption Agreement” shall mean an assignment and assumption of the Leases in the form of Exhibit B attached hereto, executed and delivered by Buyer and OpCo (as one of the entities comprising Non-CPLV Lease Tenant), pursuant to which Buyer assigns all of its interest, if any, in the Leases (and any additional leases entered into prior to Closing pursuant to Section 8.1) to OpCo and OpCo assumes all obligations under the Leases and any such additional leases (subject to the Amended Non-CPLV Lease), in each case, arising from and after the Closing.

“Leases” shall mean all leases, licenses and occupancy agreements of an interest in the Real Property and all amendments, modifications, extensions and other written agreements pertaining thereto but excluding (a) the Amended Non-CPLV Lease, (b) any arrangements for hotel guests or other lodgers to occupy sleeping quarters at the hotel comprising a portion of the Property on a transient basis and (c) any agreements or licenses for third parties to use any portion of the Property that do not create an interest in land and do not run with the land.

“Letter of Clearance” shall have the meaning given in Section 11.23(a).

“Liabilities” shall mean, collectively, any and all conditions, losses, costs, damages, claims, liabilities, expenses, demands or obligations of any kind or nature whatsoever, including liabilities under the Americans with Disabilities Act, CERCLA and RCRA, any state or local counterparts thereof, and any regulations promulgated thereunder.

“Major Casualty/Condemnation” shall have the meaning given in Section 10.1.

“Master Transaction Agreement” shall mean that certain Master Transaction Agreement, dated as of June 24, 2019, by and between VICI Properties L.P., a Delaware limited partnership, and Eldorado Resorts, Inc., a Nevada corporation.

“Material Adverse Effect” shall mean a material adverse effect on (a) the value of the Property, (b) Eldorado’s and/or Seller’s authority and/or ability to convey title, or cause title to be conveyed, to the Property and/or to cause the Transaction to be consummated, by the Closing Date or otherwise in accordance with the provisions of this Agreement and/or (c) the use and/or operation of the Property. When the term “Material Adverse Effect” is used in Section 4.1(a), in order to determine whether matter(s) or issue(s), individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect, the Property as it then exists will be compared to the Property as it would exist if not for the existence of such matter(s) and issue(s).

“Merger” shall have meaning given in the Merger Agreement.

“Merger Agreement” shall have the meaning given in the Recitals.

6

“Merger Agreement Closing” shall mean the “Closing” as defined in the Merger Agreement.

“Merger Agreement Closing Date” shall mean the “Closing Date” as defined in the Merger Agreement.

“Merger Tax” shall have the meaning given in Section 5.2(b)(v).

“New Jersey Gaming Laws” shall mean those Gaming Laws pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming, including the New Jersey Casino Control Act (P.L. 1977, c. 110, as amended), as codified in Chapter 12 of Title 5 of New Jersey Annotated Statutes, the regulations promulgated thereunder, each as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

“Newco” shall have the meaning given in the Recitals.

“NJ EDA” shall mean the New Jersey Economic Development Authority.

“Non-CPLV Lease Amendment” shall have the meaning given in the Master Transaction Agreement.

“Non-CPLV Lease Guaranty” shall have the meaning given in the Master Transaction Agreement.

“Non-CPLV Lease Landlord” shall mean, collectively, the entities listed on Schedule A attached to the Amended Non-CPLV Lease, as landlord.

“Non-CPLV Lease Tenant” shall mean, collectively, the entities listed on Schedule B attached to the Amended Non-CPLV Lease, as tenant.

“Non-CPLV Memorandum of Lease” shall have the meaning given in Section 6.2(e).

“Objection” shall have the meaning given in Section 3.1.

“Objection Notice” shall have the meaning given in Section 3.1.

“OpCo” shall mean Harrah’s Atlantic City Operating Company, LLC, a New Jersey limited liability company.

“Original Non-CPLV Landlord” shall mean, collectively, certain Affiliates of Buyer listed on Schedule A attached to the Original Non-CPLV Lease.

“Original Non-CPLV Lease” shall mean that certain Lease (Non-CPLV) dated as of October 6, 2017, by and between Original Non-CPLV Landlord, as landlord, and Original Non-CPLV Tenant, as tenant, as amended by that certain First Amendment to Lease (Non-CPLV) dated December 22, 2017, as further amended by that certain Second Amendment to Lease (Non-CPLV) and Ratification of SNDA dated February 16, 2018, as further amended by that certain Third Amendment to Lease (Non-CPLV) dated April 2, 2018, as further amended by that certain Fourth Amendment to Lease (Non-CPLV) dated December 26, 2018, and any additional amendments, supplements and modifications thereto made prior to the Closing.

7

“Original Non-CPLV Tenant” shall mean, collectively, CEOC and certain Affiliates of Seller listed on Schedule B attached to the Original Non-CPLV Lease.

“Other Transfer Fees” shall have the meaning given in Section 5.2(a)(v).

“Outside Date” shall have the meaning given in Section 6.6.

“Owner’s Title Policy” shall mean one (1) or more ALTA owner’s title insurance policies in favor of Buyer issued by the Title Company in an aggregate amount equal to the Purchase Price, insuring that fee title to the Real Property is vested in Buyer subject only to the Permitted Exceptions.

“PCR” shall mean that certain technical memorandum dated September 12, 2019 from PS&S, project number 00382.0250.010.

“Permit” means permits, licenses, approvals, certificates, findings of suitability and other registrations, authorizations and exemptions of and from all applicable Governmental Authorities.

“Permitted Exceptions” shall mean the following: (a) applicable zoning, building and land use Laws, (b) any matters shown on the Existing Survey (provided that Buyer may object to any such matters during the Due Diligence Period in accordance with the provisions of Section 3.1 as if such matters were reflected in an Update (provided that the reference to five (5) Business Days contained in the second sentence of such section shall be deemed to read “prior to the end of the Due Diligence Period”), in which case the provisions of Section 3.1 shall be applicable thereto (and such objected to matters shall not be deemed to constitute Permitted Exceptions unless the same are accepted by Buyer pursuant to clause (x) of Section 3.1)), (c) such state of facts as would be disclosed by a current and accurate update to the Existing Survey, provided same do not render title uninsurable, do not restrict the current use of the Property as a hotel and casino with related parking, convention center facilities, retail facilities and other material current uses and do not have an adverse impact, in any material respect, on the value or operations of the Property or on Buyer, (d) the lien of real estate taxes, assessments, water and sewer charges and other governmental charges or fees not yet delinquent, including, without limitation, any lien, encumbrance or payment not yet delinquent arising with respect to (1) to the extent applicable, either (x) that certain Interim Payment in Lieu of Taxes Financial Agreement between the City of Atlantic City and Propco pertaining to calendar year 2019 substantially in the form of the draft of such agreement previously delivered to Buyer (or in such other form as is reasonably acceptable to Buyer and Eldorado) (the “2019 Interim PILOT Agreement”) or (y) the 2020 Interim PILOT Agreement (as defined below), and/or (2) the Grants Related Documents, (e) the rights of the Tenants under the Leases as tenants only, (f) as of Closing, the rights of Non-CPLV Lease Tenant under the Amended Non-CPLV Lease, (g) mechanics’ and materialman’s liens first arising after the Effective Date that would be permitted to exist under Article XI of the Original Non-CPLV Lease, (h) inchoate mechanics’ and materialman’s liens that arise in the ordinary course of construction, maintenance, repair or improvement work at the Property and are not more than sixty (60) days past due, (i) leases, licenses and occupancy agreements, and any extension, renewal, or replacement thereof, and any amendments thereto or to the Leases, in each case first arising after

8

the Effective Date and expressly permitted under Section 8.1 hereof (so long as, in the case of any such leases, occupancy agreements or amendments to the Leases, such documents contain provisions providing for the automatic subordination of such documents to the Amended Non-CPLV Lease), (j) such other encumbrances and title exceptions as would not restrict the current use of the Property as a hotel and casino with related parking, convention center facilities, retail facilities, and other material current uses and do not have an adverse impact, in any material respect, on the value or operations of the Property or on Buyer, and (k) the title exceptions reflected on Exhibit C hereto (but excluding, in each case, any Required Removal Exceptions that are described in clauses (i) or (ii) of the definition of Required Removal Exceptions) (provided that Buyer may object to any such title exceptions during the Due Diligence Period in accordance with the provisions of Section 3.1 as if such title exceptions were reflected in an Update (provided that the reference to five (5) Business Days contained in the second sentence of such section shall be deemed to read “prior to the end of the Due Diligence Period”), in which case the provisions of Section 3.1 shall be applicable thereto (and such objected to title exceptions shall not be deemed to constitute Permitted Exceptions unless the same are accepted by Buyer pursuant to clause (x) of Section 3.1))), subject to Article 3 hereof.

“Person” shall mean any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other form of entity.

“Personal Property” shall mean all tangible personal property that is in any way related to the Real Property and that Seller owns or possesses, including any such property that is located on the Real Property and used in the ownership, operation and maintenance of the Real Property, including all books, records and files of Seller relating to the Real Property, but excluding any tangible personal property of the tenants at the Property.

“Proceedings” shall have the meaning given in Section 11.13.

“Prohibited Person” shall have the meaning given in Section 7.1(c).

“Propco” shall have the meaning given in the Recitals.

“Property” shall mean the Real Property; provided, that, for the avoidance of doubt, (i) the term “Property” does not include Personal Property or Intangible Property, and (ii) the conveyance of the Property to Buyer shall not constitute an assignment by Seller or an assumption by Buyer of any service contracts, leasing or property management agreements, maintenance contracts or similar agreements and contracts relating to the Real Property, which, in each case, shall remain the property of Seller.

“Purchase Price” shall have the meaning given in Article 2.

“RCRA” shall mean the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §§6901 et seq., as the same may be amended from time to time.

“Real Property” shall mean the Land, all Buildings, the Development Rights, Fixtures and any, to the extent constituting rights and privileges in real property, rights and privileges pertaining thereto, collectively. For the avoidance of doubt, the Real Property includes Seller’s ownership

9

interest in adjoining roadways, alleyways, strips, gores and the like appurtenant to the real estate described above; all buildings, structures, Fixtures and improvements of every kind that are, as of the Effective Date (subject to the other express provisions of this Agreement), located on or permanently affixed to the Land or on the improvements that are located thereon, including, but not limited to, alleyways and connecting tunnels, sidewalks, utility pipes, conduits and lines appurtenant to such buildings and structures.

“REIT” shall have the meaning given in Section 11.19.

“Remove” with respect to any exception to title shall mean that Eldorado, at its sole cost, removes such title exception of record and/or causes the Title Company to omit the same from the Owner’s Title Policy at Closing; provided, however, that Eldorado shall only be permitted to cause the Title Company to omit from the Owner’s Title Policy (without removing the same of record) the following title exceptions: mechanics’ and materialman’s liens for work, the aggregate amount of which is no greater than Five Hundred Thousand Dollars ($500,000.00).

“Required Removal Exceptions” shall mean, collectively, (i) all mortgages, deeds of trust, deeds to secure debt or other security documents recorded against or otherwise secured by the Property or any portion thereof and related UCC filings and assignment of leases and rents and other evidence of indebtedness secured by the Property, excluding, however, any lien, encumbrance or payment with respect to the 2019 Interim PILOT Agreement and/or, if applicable, a new interim PILOT agreement for calendar year 2020 entered into pursuant to the Casino Tax Abatement Law, N.J.S.A. 52:27BBB-20 and in the form of the 2019 Interim PILOT Agreement (or another form reasonably acceptable to Buyer and Eldorado) (the “2020 Interim PILOT Agreement” and, together with the 2019 Interim PILOT Agreement, each, a “PILOT Agreement” and, collectively, the “PILOT Agreements”) and/or any Grants Related Documents, which payment is due and owing or assessed for the period from and after the Closing Date; (ii) liens or other encumbrances or title matters intentionally created or consented to by Eldorado or its Affiliates after the Effective Date other than the Amended Non-CPLV Lease (but not including unrecorded mechanics’ or materialman’s liens, matters described in clause (i) of the definition of Permitted Exceptions, or any liens, encumbrances or other title matters created or approved in writing by Buyer or its Affiliates); and (iii) the following so long as they are (A) not Permitted Exceptions (excluding clause (j) of the definition of Permitted Exceptions), (B) not caused by the acts or omissions of Buyer, and (C) not consented to by Buyer: (1) judgments against Seller; and (2) liens or other encumbrances or matters to the extent any of them shall be in a readily determined monetary amount (such liens or encumbrances, “Seller Monetary Liens”), but only (in the case of (iii)) if the cost to remove such liens or encumbrances does not exceed the Required Removal Threshold.

“Required Removal Threshold” shall mean Forty Million Dollars ($40,000,000.00).

“Scheduled Closing Date” shall mean the date on which the Merger is consummated, subject to adjournment in accordance with the provisions of this Agreement.

“Seller” shall have the meaning given in the Recitals.

“Seller Monetary Liens” shall have the meaning given in the definition of “Required Removal Exceptions”.

10

“Seller Parties” shall mean Eldorado, Seller, and any other Affiliate of Seller or Eldorado that is a party to a Closing Document.

“Survival Period” shall have the meaning given in Section 7.3(a).

“Tenant” shall mean any tenant of the Property under a Lease.

“Tenant’s Title Policy” shall mean one (1) or more ALTA leasehold owner’s title insurance policies in favor of Non-CPLV Lease Tenant issued by the Title Company in an aggregate amount determined by Eldorado in its reasonable discretion, insuring that leasehold title to the Real Property is vested in Non-CPLV Lease Tenant subject only to exceptions not caused by the acts of Buyer.

“Termination Date” shall have the meaning given in Section 8.1(a).

“Title Company” shall mean the collective reference to Chicago Title Insurance Company, Attn: Joe Benlevi, E-Mail: joe.benlevi@ctt.com, Tel: (212) 880-1304 and Fidelity National Title Insurance Company, Attn: Fred Glassman, E-Mail: fred.glassman@fnf.com, Tel: (212) 471-3703, as co-insurers.

“Transaction” shall mean the transactions contemplated by this Agreement.

“Transfer Taxes” shall have the meaning given in Section 5.2(b)(iv).

“Update” shall have the meaning given in Section 3.1.

“VICI” shall mean VICI Properties L.P., a Delaware limited partnership.

“VICI REIT” shall mean VICI Properties Inc., a Maryland corporation (an Affiliate of Buyer).

SECTION 1.2.    Terms Generally. Definitions in this Agreement apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections, Schedules and Exhibits shall be deemed to be references to Articles and Sections of, and Schedules and Exhibits to, this Agreement unless the context shall otherwise require. All references in this Agreement to “not to be unreasonably withheld” or correlative usage, mean “not to be unreasonably withheld, delayed or conditioned”. Any accounting term used but not defined herein shall have the meaning assigned to it in accordance with GAAP. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” unless such phrase already appears. The word “or” is not exclusive and is synonymous with “and/or” unless it is preceded by the word “either”. The terms “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision.

11

ARTICLE 2

SALE OF PROPERTY

Subject to and upon the terms and conditions of this Agreement and the Closing Documents, Eldorado agrees to cause Seller to sell and Buyer agrees to purchase the Property subject only to the Permitted Exceptions. In consideration therefor, Buyer shall pay to Eldorado an aggregate amount of Five Hundred Ninety Nine Million Two Hundred Fifty Thousand and No/100 Dollars ($599,250,000.00) (the “Purchase Price”). The Purchase Price shall be paid as set forth in this Article 2, and shall be allocated between the relative portions of the Property owned by Propco and Newco, respectively, as set forth on Schedule 2. For the avoidance of doubt, Eldorado is not causing Seller to sell to Buyer, and Buyer is not acquiring from Seller, any Personal Property or Intangible Property.

SECTION 2.1.    Cash at Closing. On the Closing Date, Buyer shall deposit or cause to be deposited into escrow with the Escrow Agent an amount equal to the Purchase Price, plus or minus any closing costs as allocated in accordance with Section 5.2, in immediately available funds as more particularly set forth in Section 6.1. Such escrow shall be held and delivered by Escrow Agent in accordance with the provisions of such Section 6.1.

ARTICLE 3

TITLE MATTERS

SECTION 3.1.    Title Objections; Required Removal Exceptions. Buyer shall have the right to have title and survey updated (or to obtain new title commitments and surveys with respect to the Property, the cost of the same to be paid by Buyer), and shall provide to Eldorado any such updated or new title commitments or surveys (as applicable, an “Update”) that Buyer obtains promptly after Buyer’s receipt thereof. Buyer may, within five (5) Business Days after receiving an Update (but in all events on or before the then scheduled Closing Date), give Eldorado written notice (an “Objection Notice”) of any exception to title to the Property or survey matters in the Update that is not a Permitted Exception and to which Buyer objects (an “Objection”). Eldorado shall have no obligation to bring any action or proceeding, or to incur any expense or liability, to Remove an Objection (unless such Objection is a Required Removal Exception). If Eldorado elects to attempt to remedy any Objection, then Eldorado shall notify Buyer in writing within five (5) Business Days after Eldorado receives the Objection Notice, in which case Eldorado will endeavor to remedy such Objection, but Eldorado will have no liability to Buyer if Eldorado is unable or fails to remedy such Objection (unless such objection is a Required Removal Exception). If Eldorado elects not to remedy any Objection(s) which it may elect not to Remove, then Eldorado may so notify Buyer in writing within five (5) Business Days after Eldorado receives the Objection Notice referencing such Objection(s). If Buyer delivers an Objection Notice to Eldorado, and (a) Eldorado does not notify Buyer within such five (5) Business Day period that Eldorado will attempt to cure such Objection, (b) Eldorado notifies Buyer within such five (5) Business Day period that Eldorado will not attempt to cure such Objection, or (c) Eldorado is unable or fails to convey, or cause to be conveyed, title to the Property in accordance with the provisions of this Agreement, then, Buyer shall have the right to elect, by written notice to Eldorado given not later than (i) the fifth (5th) Business Day after the receipt by Buyer of notice from Eldorado that Eldorado will not cure such Objection, (ii) the fifth (5th) Business Day after Eldorado received such Objection Notice if Eldorado did not within such five (5) Business Day period elect to cure such

12

Objection, or (iii) the Closing if Eldorado is unable or fails to cause title to be conveyed in accordance with this Agreement, either (x) to accept such title as Eldorado is able to convey, or caused to be conveyed, without any reduction of the Purchase Price or any credit or allowance on account thereof or any other claim against Eldorado (in which case the exception to which Buyer had raised an Objection and which Eldorado did not elect to cure (or was unable to, or failed to, cure) shall be deemed to be a Permitted Exception) (but if such Objection is to a Seller Monetary Lien in excess of the Required Removal Threshold, Buyer shall have the right to accept such title as Eldorado is able to cause to be conveyed; and in such event such Seller Monetary Lien shall be Non-CPLV Lease Tenant’s responsibility as if such Seller Monetary Lien first arose during the term of the Amended Non-CPLV Lease), or (y) to terminate this Agreement. If Buyer delivers an Objection Notice to Eldorado, and Eldorado does not notify Buyer within such five (5) Business Day period that Eldorado will attempt to cure such Objection, then Eldorado shall be deemed to have elected not to remedy such Objection(s). If Eldorado timely notifies Buyer that Eldorado will attempt to cure such Objection(s) and despite Eldorado’s commercially reasonable efforts it has not cured such Objection(s) by the Scheduled Closing Date, the scheduled Closing shall be adjourned for up to sixty (60) days in the aggregate to permit such process to be completed, and if such process shall be ongoing as of 11:59 p.m. on the adjourned Scheduled Closing Date, then this Agreement will automatically terminate without either party having any liability other than obligations that, pursuant to the express terms hereof, survive termination hereof, unless Buyer agrees to accept such title as Eldorado is able to convey or cause to be conveyed, without any reduction of the Purchase Price or any credit or allowance on account thereof or any other claim against Eldorado or Seller. For the avoidance of doubt, Eldorado’s failure to Remove or cause to be Removed any exception that is not a Required Removal Exception shall be neither a breach nor a default hereunder. If Buyer elects to terminate this Agreement pursuant to this Section 3.1, then this Agreement shall terminate and be deemed null, void and of no further force or effect (other than obligations that, pursuant to the express terms hereof, survive termination hereof). Notwithstanding anything to the contrary contained herein, Eldorado shall be required to Remove all Required Removal Exceptions at or prior to Closing, which for purposes of clarification shall not restrict Eldorado or Seller from entering into unrecorded Contracts that may remain in effect as of Closing pursuant to Section 8.1.

ARTICLE 4

ACCESS; AS-IS SALE

SECTION 4.1.    Due Diligence Period; Buyer’s Access to the Property.

(a)    On or prior to the Effective Date, Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to deliver to Buyer the diligence materials described on Schedule 4.1(a) attached hereto (the “Initial Diligence Materials”). Subject to the final sentence of this Section 4.1(a), Buyer shall have a period from the Effective Date until 11:59 p.m. (Eastern Time) on the date that is ninety (90) days following the Effective Date (the “Due Diligence Period”), to perform its due diligence review of the Property and all matters related thereto (as Buyer in its sole discretion determines) (including, without limitation, any engineering, environmental, title, survey, zoning, leasing, tax, financial, operational and legal compliance matters relating to the Property). Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to use commercially reasonable efforts to provide to Buyer, promptly upon receipt of Buyer’s request therefor, any such information (in addition to the Initial

13

Diligence Materials actually received by Buyer) as Buyer shall request (collectively, the “Additional Diligence Materials”). For the avoidance of doubt, Eldorado’s obligations under this Article 4 pertaining to requests for Initial Diligence Materials and Additional Diligence Materials relate solely to obtaining existing materials and information and in no event shall Eldorado be required to commission or create, or cause to be commissioned or created, any new studies, surveys, inspections or other diligence materials. If, during the Due Diligence Period, (i) Buyer identifies in writing to Eldorado any matter(s) or issue(s) pertaining to the Property which, in Buyer’s sole but good faith determination, if left unaddressed, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect and/or could adversely affect VICI REIT’s status as REIT, (ii) Eldorado shall fail to provide (or shall fail to cause Seller to provide) to Buyer reasonably promptly after Buyer’s request therefor, any Additional Diligence Materials and/or access to the Property to Buyer and Buyer’s consultants and representatives for Inspections (“Access”) and/or (iii) Eldorado shall fail to grant Buyer’s request for consent to perform physically invasive Inspections of the Property, Buyer shall have the right (as Buyer’s sole remedy (except as otherwise provided in Section 2.4 of the Master Transaction Agreement)) to terminate this Agreement by providing written notice of its exercise of such right to Eldorado prior to the expiration of the Due Diligence Period. Upon delivery of such notice, this Agreement shall automatically terminate and the parties shall have no further rights or obligations under this Agreement, except those which expressly survive such termination. If Buyer does not terminate this Agreement pursuant to this Section 4.1(a), Buyer shall be deemed to have waived its rights to terminate this Agreement pursuant to this Section 4.1(a). Notwithstanding anything to the contrary, in the event that Eldorado shall fail to deliver to Buyer the Initial Diligence Materials and/or Additional Diligence Materials and/or provide Access within five (5) days of receipt by Eldorado of Buyer’s written request therefor (which request may be delivered by email) (regardless of whether or not Eldorado used commercially reasonable efforts to do so), the Due Diligence Period shall be extended, on a day for day basis, until such Initial Diligence Materials and/or Additional Diligence Materials, as applicable, are delivered (and/or written confirmation that such Initial Diligence Materials and/or Additional Diligence Materials, as applicable, or a specified subset thereof, do not exist) to Buyer and/or the requested Access is provided, as applicable.

(b)    During the period between the Effective Date and the Closing Date, (i) Buyer, at its cost, may conduct such surveys and testing, investigations and inspections of the Property (collectively “Inspections”) as Buyer elects in its sole discretion and (ii) Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to provide, at reasonable times during normal business hours, reasonable access to the Property to Buyer and Buyer’s consultants and other representatives for such purpose; provided that Buyer, without Eldorado’s consent (in its sole discretion) shall not be entitled to perform physically invasive Inspections. Buyer’s right to perform the Inspections shall be subject to and will not unreasonably interfere with or disturb the rights of Seller, tenants, guests and customers at the Property and the Inspections shall not unreasonably interfere with the Seller’s business operations. Buyer and its agents, contractors and consultants shall comply with Eldorado’s and Seller’s reasonable requests with respect to the Inspections to minimize such interference. Buyer will cause each of Buyer’s consultants that will be performing such Inspections (other than purely visual inspections) to provide to Eldorado (as a condition to performing such Inspections) proof of commercial general liability insurance on an occurrence form with limits of not less than One Million Dollars ($1,000,000.00) per occurrence and Five Million Dollars ($5,000,000.00) aggregate limit bodily injury, death and property damage per occurrence.

14

(c)    Buyer hereby agrees to indemnify and hold harmless Eldorado, Seller and their respective Affiliates from and against any loss that Eldorado, Seller or any of their respective Affiliates shall incur as the result of the acts of Buyer or Buyer’s representatives or consultants in conducting physical diligence with respect to the Property, or, in the case of physical damage to the Property resulting from such physical diligence, for the reasonable cost of repairing or restoring the Property to substantially its condition immediately prior to such damage (unless Buyer promptly shall cause such damage to be repaired or restored); provided, however, (i) the foregoing indemnity and agreement to hold Eldorado, Seller and their respective Affiliates harmless shall not apply to, and Buyer shall not be liable or responsible for, (A) the discovery of any fact or circumstance not caused by Buyer or its representatives or consultants (except to the extent Buyer exacerbates such fact or circumstance), (B) any pre-existing condition (except to the extent Buyer exacerbates such pre-existing condition), or (C) the negligence or willful misconduct of Eldorado, Seller, any of their respective Affiliates or any of their respective agents, employees, consultants or representatives, and (ii) in no event shall Buyer be liable for any consequential, punitive or special damages; provided that, for the avoidance of doubt, such waiver of consequential, punitive and special damages shall not be deemed a waiver of damages that Eldorado, Seller or any of their respective Affiliates is required to pay to a third party in respect of consequential, punitive or special damages.

SECTION 4.2.    As-Is Provision. Buyer acknowledges and agrees that:

(a)    SUBJECT TO THE EXPRESS REPRESENTATIONS, WARRANTIES AND COVENANTS OF ELDORADO SET FORTH IN THIS AGREEMENT OR IN ANY CLOSING DOCUMENTS TO BE DELIVERED BY ELDORADO, SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES TO BUYER AT CLOSING, BUYER AGREES THAT UNLESS BUYER TERMINATES THIS AGREEMENT PURSUANT TO SECTION 4.1(a) OR ARTICLE 11: (i) BUYER SHALL ACCEPT THE PROPERTY IN ITS PRESENT STATE AND CONDITION AND “AS-IS WITH ALL FAULTS”; (ii) NEITHER ELDORADO NOR SELLER SHALL BE OBLIGATED TO DO ANY RESTORATION, REPAIRS OR OTHER WORK OF ANY KIND OR NATURE WHATSOEVER ON OR AFFECTING THE PROPERTY AND, SPECIFICALLY, BUT WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS SET FORTH IN THE AMENDED NON-CPLV LEASE, NEITHER ELDORADO NOR SELLER SHALL BE RESPONSIBLE FOR ANY WORK ON OR IMPROVEMENT OF THE PROPERTY NECESSARY (x) TO CAUSE THE PROPERTY TO MEET ANY APPLICABLE HAZARDOUS WASTE LAWS, (y) TO REPAIR, RETROFIT OR SUPPORT ANY PORTION OF THE IMPROVEMENTS DUE TO THE SEISMIC OR STRUCTURAL INTEGRITY (OR ANY DEFICIENCIES THEREIN) OF THE IMPROVEMENTS, OR (z) TO CURE ANY VIOLATIONS; AND (iii) NO PATENT OR LATENT CONDITION AFFECTING THE PROPERTY IN ANY WAY, WHETHER OR NOT KNOWN OR DISCOVERABLE OR DISCOVERED AFTER THE CLOSING DATE, SHALL AFFECT BUYER’S OBLIGATION TO PURCHASE THE PROPERTY OR TO PERFORM ANY OTHER ACT OTHERWISE TO BE PERFORMED BY BUYER UNDER THIS AGREEMENT, NOR SHALL ANY SUCH CONDITION GIVE RISE TO ANY ACTION, PROCEEDING, CLAIM OR RIGHT OF DAMAGE OR RESCISSION AGAINST ELDORADO OR SELLER, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR IN THIS AGREEMENT OR IN ANY CLOSING DOCUMENT.

15

(b)    BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY CLOSING DOCUMENTS TO BE DELIVERED BY ELDORADO, SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES TO BUYER AT CLOSING, NEITHER ELDORADO, SELLER, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR ANY OF ITS OR THEIR RESPECTIVE SHAREHOLDERS, MEMBERS, PARTNERS, TRUSTEES, BENEFICIARIES, DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, CONTRACTORS, CONSULTANTS, AGENTS OR REPRESENTATIVES, NOR ANY PERSON PURPORTING TO REPRESENT ANY OF THE FOREGOING, HAVE MADE ANY REPRESENTATION, WARRANTY, GUARANTY, PROMISE, PROJECTION OR PREDICTION WHATSOEVER WITH RESPECT TO THE PROPERTY OR THE BUSINESS OPERATIONS, WRITTEN OR ORAL, EXPRESS OR IMPLIED, ARISING BY OPERATION OF LAW OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR ANY REPRESENTATION OR WARRANTY AS TO (I) THE CONDITION, SAFETY, QUANTITY, QUALITY, USE (PRESENT OR PROPOSED), OCCUPANCY OR OPERATION OF THE PROPERTY, (II) THE PAST, PRESENT OR FUTURE REVENUES OR EXPENSES WITH RESPECT TO THE PROPERTY OR THE BUSINESS OPERATIONS, (III) THE COMPLIANCE OF THE PROPERTY OR THE BUSINESS OPERATIONS WITH ANY ZONING REQUIREMENTS, BUILDING CODES OR OTHER APPLICABLE LAW, INCLUDING, WITHOUT LIMITATION, THE AMERICANS WITH DISABILITIES ACT OF 1990, (IV) THE ACCURACY OF ANY ENVIRONMENTAL REPORTS OR OTHER DATA OR INFORMATION SET FORTH IN ANY DOCUMENTATION OR OTHER INFORMATION PROVIDED TO BUYER WHICH WERE PREPARED FOR OR ON BEHALF OF ELDORADO, SELLER, OR ANY OF THEIR RESPECTIVE AFFILIATES OR (V) ANY OTHER MATTER RELATING TO ELDORADO, SELLER, ANY OF THEIR RESPECTIVE AFFILIATES, THE PROPERTY OR THE BUSINESS.

ARTICLE 5

NO ADJUSTMENTS OR PRORATIONS; CLOSING COSTS

SECTION 5.1.    No Adjustments or Prorations of Income or Expenses. Because Non-CPLV Lease Landlord, as landlord, and OpCo, as one of the entities comprising Non-CPLV Lease Tenant, as tenant, will enter into the Non-CPLV Lease Amendment on the Closing Date, as between Eldorado and Buyer there will be no adjustment or proration of income or expenses relating to the Property.

SECTION 5.2.    Closing Costs. Closing costs shall be allocated between Buyer and Eldorado as follows:

(a)    Buyer shall pay the following closing costs:

(i)    all premiums and charges of the Title Company for the Owner’s Title Policy;

16

(ii)    the cost of any surveys of the Property obtained by Buyer, and any updates thereto;

(iii)    one hundred percent (100%) of any “Mansion Tax” applicable to the Transaction;

(iv)    fifty percent (50%) of any escrow charges imposed by the Escrow Agent and/or Title Company in connection with the Closing; and

(v)    fifty percent (50%) of any transfer, documentary, sales, use, stamp, registration and value added taxes and/or fees incurred in connection with this Agreement, the other Closing Documents and/or the Closing, other than the “Mansion Tax”, the Transfer Taxes and the Merger Tax (collectively, “Other Transfer Fees”); and

(vi)    all fees due its attorneys and all costs of Buyer’s due diligence, including fees due its consultants, and all costs of Buyer’s obtaining of any Gaming approvals and Gaming Licenses in connection with the consummation of the Transaction.

(b)    Eldorado shall pay the following closing costs:

(i)    all fees due its attorneys and consultants and all costs of Eldorado’s obtaining of any Gaming approvals and Gaming Licenses in connection with the consummation of the Transaction;

(ii)    all costs incurred by Eldorado, Seller or their respective Affiliates in connection with the Removal of any Required Removal Exceptions or other title exceptions that Eldorado elects or is required to remove;

(iii)    all costs to issue Tenant’s Title Policy;

(iv)    one hundred percent (100%) of any realty or real estate transfer taxes incurred in connection with the Transaction (collectively, “Transfer Taxes”);

(v)    one hundred percent (100%) of any realty, real estate transfer, “Mansion Tax” or other tax or fee due in connection with the Merger (the “Merger Tax”);

(vi)    fifty percent (50%) of any Other Transfer Fees;

(vii)    all fees associated with recording the Non-CPLV Memorandum of Lease; and

(viii)    fifty percent (50%) of any escrow charges imposed by the Escrow Agent and/or Title Company in connection with the Closing.

(c)    Survival. The provisions of this Section 5.2 shall survive Closing and not be merged therein.

17

ARTICLE 6

CLOSING

SECTION 6.1.    Closing Mechanics.

(a)    The parties shall conduct an escrow Closing through the Escrow Agent as escrowee so that it will not be necessary for any party to attend Closing. The escrow Closing shall be conducted in accordance with an escrow arrangement, and pursuant to an escrow agreement, reasonably acceptable to Eldorado, Buyer and the Escrow Agent (the “Escrow Arrangement”). The Closing shall occur on the Scheduled Closing Date in accordance with the provisions of Section 6.1(b) hereof, subject to the right of either party to adjourn Closing one or more times (but not beyond the Outside Date) if necessary to satisfy the closing conditions set forth in Section 6.4 and Section 6.5 hereof.

(b)    On the Scheduled Closing Date, provided (1) all conditions precedent to Eldorado’s obligations hereunder have been satisfied (or waived) in accordance with Section 6.5, and (2) all conditions precedent to Buyer’s obligations hereunder have been satisfied (or waived) in accordance with Section 6.4, (i) Eldorado shall cause Seller to convey the Property to Buyer pursuant to the Deed, (ii) Buyer shall, and Eldorado shall cause Seller to, enter into the Lease Assignment and Acceptance Agreement, (iii) Buyer shall, and Eldorado shall cause OpCo (as one of the entities comprising Non-CPLV Lease Tenant) to enter into the Non-CPLV Lease Amendment, (iv) Buyer shall, and Eldorado shall cause OpCo (as one of the entities comprising Non-CPLV Lease Tenant) to, enter into the Lease Assignment and Assumption Agreement, (v) Buyer shall pay the Purchase Price (plus or minus any closing costs in accordance with Section 5.2) to (a) the Exchange Agent (as defined in the Merger Agreement), in the event the Closing occurs substantially concurrently with the Merger Closing or (b) Seller, in the event the Closing does not occur substantially concurrently with the Merger Closing but does occur subsequently thereto, in each case, in accordance with the Escrow Arrangement, and (vi) the applicable Buyer Parties will, and Eldorado shall cause the applicable Seller Parties to, execute and deliver the other documents and materials as required under this Agreement, including Sections 6.2 and 6.3. Notwithstanding anything to the contrary contained herein, it is expressly agreed to by Eldorado and Buyer that TIME IS OF THE ESSENCE with respect to Eldorado’s and Buyer’s respective obligations to consummate the Transaction on the Scheduled Closing Date. Notwithstanding the foregoing, in the event that it is not feasible for reasons beyond the parties’ control for the parties to complete all of the steps set forth in this Section 6.1(b) on the Scheduled Closing Date, and such failure is not the result of a default by either party to comply with its obligations under the terms of this Agreement, then neither party shall be in default under this Agreement, this Agreement shall remain in full force and effect, and the Closing shall occur on the subsequent Business Day, which shall be deemed the Scheduled Closing Date.

(c)    The items to be delivered by each Seller Party or each Buyer Party in accordance with the terms of Sections 6.2 or 6.3 shall be delivered to Escrow Agent at least one (1) Business Day prior to the Closing Date.

SECTION 6.2.     Eldorado’s Closing Deliveries. On the Closing Date, Eldorado shall execute and deliver (or cause to be executed and delivered by the applicable Seller Parties or their

18

respective Affiliates), and have acknowledged, as applicable, the following documents and make such payments as specified below:

(a)    Deed. A deed for the Property in the form of Exhibit E attached hereto (the “Deed”), and the New Jersey Affidavit of Consideration for Seller, executed, acknowledged and delivered by Seller, as applicable, conveying the Property to Buyer.

(b)    Lease Assignment and Acceptance Agreement. An assignment and acceptance of the Leases in the form of Exhibit F attached hereto (the “Lease Assignment and Acceptance Agreement”), executed and delivered by Seller, pursuant to which Seller assigns all of its interest in the Leases to Buyer and Buyer accepts such assignment.

(c)    Termination of Amended and Restated Operating Lease. A termination of that certain Amended and Restated Operating Lease dated as of October 11, 2013, between Propco and OpCo, in form and substance reasonably satisfactory to Eldorado and Buyer, executed and delivered by Propco and OpCo.

(d)    Non-CPLV Lease Amendment. Either (i) in the event the Closing occurs substantially concurrently with the Merger Closing, the Non-CPLV Lease Amendment, executed and delivered by OpCo (as one of the entities comprising Non-CPLV Lease Tenant), as it pertains to the Property or (ii) in the event the Closing does not occur substantially concurrently with the Merger Closing but does occur subsequently thereto, such amendments, reaffirmations and/or other instruments that are necessary (x) to incorporate the Property into the Amended Non-CPLV Lease as an individual “Facility” thereunder on the terms set forth on Exhibit A attached to the Master Transaction Agreement and (y) to affirm that the guarantor under the Non-CPLV Lease Guaranty guarantees the obligations of the Non-CPLV Lease Tenant under the Amended Non-CPLV Lease with respect to the Property, in all instances in form and substance reasonably acceptable to Buyer, Eldorado and the parties thereto.

(e)    Non-CPLV Memorandum of Lease. A memorandum of lease for the Amended Non-CPLV Lease as it relates to the Property in the form of Exhibit G attached hereto (the “Non-CPLV Memorandum of Lease”), executed, acknowledged and delivered by Non-CPLV Lease Tenant.

(f)    Lease Assignment and Assumption Agreement. The Lease Assignment and Assumption Agreement, executed and delivered by OpCo (as one of the entities comprising Non-CPLV Lease Tenant).

(g)    Non-Foreign Status Affidavit. A non-foreign status affidavit in the form of Exhibit H attached hereto, in compliance with Treasury Regulations Section 1.1445-2(b)(2) (the “FIRPTA Affidavit”), executed and delivered by Seller.

(h)    Evidence of Authority. Delivery by Eldorado of documentation to establish to Buyer’s and the Title Company’s reasonable satisfaction the due authorization of Eldorado’s and each of the other Seller Parties’ consummation of the Transaction, including Eldorado’s execution of this Agreement and Eldorado’s and each of the other Seller Parties’ execution of the Closing Documents required to be delivered by each such party.

19

(i)    Title Affidavit and Related Documents. An owner’s affidavit in the form of Exhibit I attached hereto, and such other documents, certificates, indemnities and affidavits as may be otherwise agreed upon by Eldorado and Buyer in each of their reasonable discretion and/or reasonably and customarily required by the Title Company to consummate the Transaction, executed and delivered by Seller.

(j)    Eldorado Costs. Eldorado shall cause costs required to be paid by Eldorado under the provisions of this Agreement to be debited against the proceeds to Seller on the Title Company’s settlement statement.

(k)    Updated List of Leases. An update of Schedule 7.2(i) attached hereto as of the Closing Date.

(l)    Certificate of Representations and Warranties. A certificate, dated as of the Closing Date, in substantially the form attached hereto as Exhibit J, executed and delivered by Eldorado, stating that Eldorado’s Warranties contained in Section 7.2 hereof (as the same may be modified pursuant to Section 7.3(e), if applicable) are true, correct and complete in all material respects as of the Closing Date, except to the extent that they expressly relate to an earlier date.

(m)    Other Documents. Such other documents as may be reasonably required by the Title Company or may be agreed upon by Eldorado and Buyer in each of their reasonable discretion to consummate the Transaction.

SECTION 6.3.    Buyer’s Closing Deliveries. On the Closing Date, Buyer shall execute and deliver (or cause to be executed and delivered by the applicable Buyer Parties or their respective Affiliates), and have acknowledged, as applicable, the following documents as specified below:

(a)    Purchase Price. The Purchase Price (plus or minus the closing costs in accordance with Article 5), plus any other amounts required to be paid by Buyer at Closing hereunder.

(b)    Buyer’s Affidavit of Consideration. The State of New Jersey Affidavit of Consideration for Buyer, executed, acknowledged and delivered by Buyer.

(c)    [Intentionally Deleted].

(d)    Non-CPLV Memorandum of Lease. The Non-CPLV Memorandum of Lease, executed, acknowledged and delivered by Non-CPLV Lease Landlord.

(e)    Lease Assignment and Assumption Agreement. The Lease Assignment and Assumption Agreement, executed and delivered by Buyer.

(f)    Lease Assignment and Acceptance Agreement. The Lease Assignment and Acceptance Agreement, executed and delivered by Buyer.

(g)    Non-CPLV Lease Amendment. Either (i) in the event the Closing occurs substantially concurrently with the Merger Closing, the Non-CPLV Lease Amendment, executed and delivered by Buyer (as one of the entities comprising Non-CPLV Lease Landlord), as it pertains to the Property or (ii) in the event the Closing does not occur substantially concurrently

20

with the Merger Closing but does occur subsequently thereto, such amendments, reaffirmations and/or other instruments that are necessary (x) to incorporate the Property into the Amended Non-CPLV Lease as an individual “Facility” thereunder on the terms set forth on Exhibit A attached to the Master Transaction Agreement and (y) to affirm that the guarantor under the Non-CPLV Lease Guaranty guarantees the obligations of the Non-CPLV Lease Tenant under the Amended Non-CPLV Lease with respect to the Property, in all instances in form and substance reasonably acceptable to Buyer, Eldorado and the parties thereto.

(h)    Evidence of Authority. Delivery by Buyer of documentation to establish to Eldorado’s and the Title Company’s reasonable satisfaction the due authorization of Buyer’s and each of the other Buyer Parties’ consummation of the Transaction, including Buyer’s execution of this Agreement and Buyer’s and each of the other Buyer Parties’ execution of the Closing Documents required to be delivered by each such party.

(i)    Certificate of Representations and Warranties. A certificate, dated as of the Closing Date, in substantially the form attached hereto as Exhibit K, executed and delivered by Buyer, stating that the representations and warranties of Buyer contained in Section 7.1 hereof are true, correct and complete in all material respects as of the Closing Date.

(j)    Other Documents. Such other documents as may be reasonably required by the Title Company or may be agreed upon by Eldorado and Buyer in each of their reasonable discretion to consummate the Transaction.

SECTION 6.4.    Conditions to Buyer’s Obligations. Buyer’s obligation to close the Transaction is conditioned on the satisfaction or waiver of all of the following on or prior to the Closing Date:

(a)    Representations True. All Eldorado’s Warranties (as may be modified pursuant to Section 7.3(e), if applicable) shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, in each case without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties.

(b)    Title Condition. Title to the Real Property shall be as provided in Section 3.1 and, assuming Buyer pays the premium in respect thereof, the Title Company shall be irrevocably committed to issue the Owner’s Title Policy to Buyer.

(c)    Eldorado’s Deliveries Complete. Each Seller Party shall have executed and delivered, and have acknowledged, as applicable, all of the documents and other items required pursuant to Section 6.2 to which it is a party and shall have performed all other material obligations to be performed by such Seller Party on or prior to the Closing Date.

(d)    No Legal Impediment. There shall not be in effect any law, or any injunction or order of any governmental or judicial authority of competent jurisdiction prohibiting, restraining, enjoining or otherwise preventing the consummation of the Transaction.

(e)    No Bankruptcy. A petition shall not have been filed by or against Eldorado or Seller under the Federal Bankruptcy Code or any similar Laws.

21

(f)    Merger Agreement. The conditions to closing under the Merger Agreement have been satisfied or waived and the transactions contemplated by the Merger Agreement are consummated substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder.

(g)    Master Transaction Agreement. The Closing (as defined in the Master Transaction Agreement) occurs substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder. For the avoidance of doubt, but subject to the provisions of Section 2.1(b)(i)(4) of the Master Transaction Agreement, it is not a condition to the Closing hereunder that any of (i) the closings under the Subject Property PSA (Laughlin) or the Subject Property PSA (New Orleans) (each as defined in the Master Transaction Agreement)) or (ii) the CPLV/HLV Closing (as defined in the Master Transaction Agreement), be consummated.

(h)    [Intentionally Deleted].

(i)    Governmental Approvals. All Governmental Approvals from all applicable Gaming Authorities and all other material Governmental Approvals necessary to consummate the transactions contemplated herein shall have been satisfied or obtained by Buyer, Seller and Eldorado and/or their respective Affiliates, as applicable, in accordance with this Agreement and the final documentation to be entered into in connection therewith shall have been received by Buyer.

SECTION 6.5.    Conditions to Eldorado’s Obligations. Eldorado’s obligation to close the Transaction is conditioned on the satisfaction or waiver of all of the following on or prior to the Closing Date:

(a)    Representations True. All Buyer’s Warranties shall be true and correct in all material respects on and as of the Closing Date, as if made on and as of each such date.

(b)    Buyer’s Deliveries Complete. Buyer shall have timely delivered the funds required hereunder and each Buyer Party shall have executed and delivered, and have acknowledged, as applicable, all of the documents and other items required pursuant to Section 6.3 to which it is a party, and shall have performed all other material obligations to be performed by such Buyer Party on or prior to the Closing Date.

(c)    No Legal Impediment. There shall not be in effect any law, or any injunction or order of any governmental or judicial authority of competent jurisdiction prohibiting, restraining, enjoining or otherwise preventing the consummation of the Transaction.

(d)    [Intentionally Deleted].

(e)    Governmental Approvals. All Governmental Approvals from all applicable Gaming Authorities and all other material Governmental Approvals necessary to consummate the transactions contemplated herein shall have been satisfied or obtained by Buyer, Seller and Eldorado and/or their respective Affiliates, as applicable, in accordance with this Agreement and the final documentation to be entered into in connection therewith shall have been received by Eldorado.

22

(f)    Merger Agreement. The conditions to closing under the Merger Agreement have been satisfied or waived and the transactions contemplated by the Merger Agreement are consummated substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder.

(g)    Master Transaction Agreement. The Closing (as defined in the Master Transaction Agreement) occurs substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder. For the avoidance of doubt, but subject to the provisions of Section 2.1(b)(i)(4) of the Master Transaction Agreement, it is not a condition to the Closing hereunder that any of (i) the closings under the Subject Property PSA (Laughlin) or the Subject Property PSA (New Orleans) (each as defined in the Master Transaction Agreement)) or (ii) the CPLV/HLV Closing (as defined in the Master Transaction Agreement), be consummated.

(h)    Non-CPLV Memorandum of Lease / Tenant’s Title Policy. The Non-CPLV Memorandum of Lease shall have been submitted for recording in the Atlantic County Real Estate Records and, assuming that Eldorado pays the premium in respect thereof, the Title Company shall be irrevocably committed to issue the Tenant’s Title Policy to Non-CPLV Lease Tenant.

SECTION 6.6.    Failure of Conditions Precedent. In the event any of the conditions set forth in this Article 6 are neither waived nor satisfied as of the Scheduled Closing Date (subject to the adjournment rights set forth in Section 6.1(a) hereof) and the provisions of Article 9 hereof do not apply, Eldorado or Buyer (as applicable), so long as such party is not in default of its obligations to consummate the Closing as and when required under this Agreement, may terminate this Agreement by notice to the other party, and thereafter, neither party shall have any further rights or obligations hereunder except for obligations which expressly survive termination of this Agreement. If the Closing does not occur on or before December 24, 2020 (the “Outside Date”) this Agreement shall automatically terminate, other than those terms that, pursuant to the express terms hereof, survive termination hereof. Eldorado and Buyer each hereby covenant and agree to use commercially reasonable efforts to cause the conditions to Closing set forth in this Agreement to be satisfied, and to proceed to Closing hereunder, in an expeditious manner.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

SECTION 7.1.    Buyer’s Representations. Buyer represents and warrants to Eldorado as of the Effective Date and as of the Closing Date, as follows:

(a)    Buyer’s Authorization; Non-Contravention. Buyer and each of its Affiliates that is executing any Closing Document, as applicable, (i) is duly organized (or formed), validly existing and in good standing under the Laws of its State of organization and, to the extent required by applicable Laws, the State in which the Property is located, and (ii) is authorized to execute this Agreement and consummate the Transaction and fulfill all of its obligations hereunder and under all Closing Documents to be executed by Buyer and its Affiliates, as applicable, and such instruments, obligations and actions are valid and legally binding upon Buyer and its Affiliates, as applicable, enforceable in accordance with their respective terms. Except as set forth in Section 7.3(d), the execution and delivery of this Agreement and all Closing Documents to be executed by Buyer and its Affiliates, as applicable, and the performance of the obligations of Buyer and its Affiliates, as applicable, hereunder or thereunder will not (w) result in the violation of any Laws,

23

or any provision of Buyer’s or its Affiliates’, as applicable, organizational documents, (x) conflict with any order of any court or governmental instrumentality binding upon Buyer, (y) conflict or be inconsistent with, or result in any default under, any contract, agreement or commitment to which Buyer or its Affiliates, as applicable, is bound, except to the extent that such conflict, inconsistency or default, as the case may be, would not reasonably be expected to have a Material Adverse Effect, or (z) subject to Section 7.3(d) hereof and VICI obtaining and consummating either (i) the Lender Consent (as defined in the Master Transaction Agreement) or the CPLV Loan Payoff (as defined in the Master Transaction Agreement), require the approval, consent or action of, waiver or filing with, or notice to, any third party, including but not limited to, any governmental bodies, agencies or instrumentalities, except as have been obtained or will be obtained on or prior to the Closing Date.

(b)    Buyer’s Financial Condition. No petition has been filed by or against Buyer under the Federal Bankruptcy Code or any similar Laws.

(c)    OFAC; Patriot Act. Buyer hereby represents and warrants to Eldorado that neither Buyer, nor to its knowledge, any persons or entities holding any Controlling legal or beneficial interest whatsoever in it (expressly excluding any direct or indirect shareholders of VICI Properties Inc.), are, (i) the target of any sanctions program that is established by Executive Order of the President or published by the Office of Foreign Assets Control, U.S. Department of the Treasury (“OFAC”); (ii) designated by the President or OFAC pursuant to the Trading with the Enemy Act, 50 U.S.C. App. § 5, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-06, the Patriot Act, Public Law 107-56, Executive Order 13224 (September 23, 2001) or any Executive Order of the President issued pursuant to such statutes; or (iii) named on the following list that is published by OFAC: “List of Specially Designated Nationals and Blocked Persons” (collectively, “Prohibited Persons”). Buyer hereby represents and warrants to Eldorado that no funds tendered to Eldorado under the terms of this Agreement are or will be directly or indirectly derived from activities (expressly excluding any activities of any direct or indirect shareholders of VICI Properties Inc.) that may contravene U.S. federal, state or international laws and regulations, including anti-money laundering laws. Buyer will not knowingly engage in any transactions or dealings, or knowingly be otherwise associated with, any Prohibited Persons in connection with the Property.

SECTION 7.2.    Eldorado’s Representations. Eldorado represents and warrants to Buyer, as of the Effective Date and as of the Closing Date (provided that the representations and warranties made with respect to Seller and its Affiliates shall be made only as of the Closing Date after consummation of the Closing (as defined in the Merger Agreement)) as set forth below, as follows:

(a)    Eldorado’s Authorization; Non-Contravention. Eldorado, Seller and each of their respective Affiliates that is executing any Closing Document, as applicable, (i) is duly organized (or formed), validly existing and in good standing under the Laws of its State of organization and, to the extent required by applicable Laws, the State in which the Property is located, and (ii) is authorized to execute this Agreement and, upon consummation of the Merger, consummate the Transaction, and fulfill all of its obligations hereunder and under all Closing Documents to be executed by Eldorado, Seller and each of their respective Affiliates, as applicable, and such instruments, obligations and actions are valid and legally binding upon Eldorado, Seller and each of their respective Affiliates, as applicable, enforceable in accordance with their respective terms.

24

Except as set forth in Section 7.3(d), the execution and delivery of this Agreement and all Closing Documents to be executed by Eldorado, Seller and each of their respective Affiliates, as applicable, and the performance of the obligations of Eldorado, Seller and each of their respective Affiliates, as applicable, hereunder or thereunder will not (including, after giving effect to the consummation of the Merger) (w) result in the violation of any Laws, or any provision of Eldorado’s, Seller’s or their respective Affiliates’, as applicable, organizational documents, (x) conflict with any order of any court or governmental instrumentality binding upon Eldorado or Seller or their respective Affiliates, (y) subject to Section 7.3(d) hereof, conflict or be inconsistent with, or result in any default under, any contract, agreement or commitment to which Eldorado, Seller and each of their respective Affiliates, as applicable, is bound, except to the extent that such conflict, inconsistency or default, as the case may be, would not reasonably be expected to have a Material Adverse Effect, or (z) subject to Section 7.3(d) hereof and the matters disclosed on Schedule 7.2(a), require the approval, consent or action of, waiver or filing with, or notice to, any third party, including but not limited to, any governmental bodies, agencies or instrumentalities, except as have been obtained (in the case of any such approval or consent) or sent (in the case of any such notice), or will be obtained (in the case of any such approval or consent) or sent (in the case of any such notice) on or prior to the Closing Date.

(b)    OpCo. OpCo is an indirect, wholly owned subsidiary of CEC and an Affiliate of PropCo.

(c)    Bankruptcy. No petition has been filed by Eldorado or, to Eldorado’s Knowledge, Seller, nor has Eldorado or, to Eldorado’s Knowledge, Seller, received written notice of any petition filed against Eldorado or Seller under the Federal Bankruptcy Code or any similar Laws.

(d)    OFAC; Patriot Act. Eldorado hereby represents and warrants to Buyer that neither Eldorado, nor, to Eldorado’s Knowledge, Seller, nor to the Knowledge of Eldorado, any persons or entities holding any Controlling legal or beneficial interest whatsoever in any of the foregoing (expressly excluding any direct or indirect shareholders of Eldorado or CEC), are Prohibited Persons. Eldorado hereby represents and warrants to Buyer that no funds tendered to Buyer under the terms of this Agreement are or will be directly or indirectly derived from activities (expressly excluding any activities of any direct or indirect shareholders of Eldorado or CEC) that may contravene U.S. federal, state or international laws and regulations, including anti-money laundering laws. Eldorado will not knowingly engage in any transactions or dealings, or knowingly be otherwise associated with, any Prohibited Persons in connection with the Property.

(e)    Environmental Laws. Except as disclosed in the Environmental Reports, to Eldorado’s Knowledge, Seller has complied and Seller and the Property are now complying with all Environmental Laws (as defined in the Original Non-CPLV Lease), except to the extent the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(f)    Real Property. To Eldorado’s Knowledge, the Real Property comprises all of the real property used in the operation of the property commonly known as “Harrah’s Resort Atlantic City” and “Harrah’s Atlantic City Waterfront Conference Center”.

(g)    Litigation. Except as set forth in Schedule 7.2(g) with respect to certain litigation against Seller, which litigation does not affect the Property, to Eldorado’s Knowledge, there is no action, suit, arbitration, unsatisfied order or judgment, governmental investigation or proceeding that is pending or, to the Knowledge of Eldorado, threatened in writing, against Eldorado, Seller or the Property that would reasonably be expected to cause a Material Adverse Effect.

25

(h)    Compliance with Laws. Subject to the provisions of Section 7.2(e) with respect to Environmental Laws, to Eldorado’s Knowledge, the Property, and Seller’s operations at the Property, are in compliance with all applicable Laws, except to the extent the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(i)    Leases. To Eldorado’s Knowledge, (i) the Leases which demise space at the Property are listed on Schedule 7.2(i), which is true, accurate and complete in all material respects as of the date set forth thereon, and except as set forth thereon, such Leases have not been amended or modified, (ii) to the Knowledge of Eldorado, there is no material default under any such Lease except as set forth in Section 7.3(d), and (iii) there are no separate agreements between Seller and any party to any Lease with respect to the use or occupancy of the Property other than as specified on Schedule 7.2(i). Such Schedule shall be appropriately adjusted to reflect leasing matters in accordance with Section 7.3(e) hereof. To Eldorado’s Knowledge, Eldorado has furnished or made available to Buyer true, correct and complete copies of all Leases, in all material respects, all of which are, to Eldorado’s Knowledge, in full force and effect. The parties agree that any Leases added to Schedule 7.2(i) after the Effective Date in accordance with Section 7.3(e) shall be automatically deemed to be added to Schedule 4 of the Amended Non-CPLV Lease as a Specified Sublease (as defined in the Amended Non-CPLV Lease).

(j)    [Intentionally Deleted].

(k)    Union Agreement; Employees. As of the Closing Date, (a) Seller has no employees, (b) neither Seller nor any Affiliate thereof has any employees who will have any right to employment by or, to the Knowledge of Eldorado, claim against Buyer, (c) neither Seller nor any affiliate thereof is a party to or bound by any collective bargaining agreement or other agreement with any labor organization that gives rise to any claims against Buyer and (d) there are no outstanding claims against Seller under any collective bargaining agreement or other agreement with a labor organization to which Seller is a party which relates to the Property.

(l)    Taxes. To Eldorado’s Knowledge, Seller has timely filed with the appropriate taxing authorities all tax returns that it has been required to file with respect to the Property. To Eldorado’s Knowledge, (i) all such tax returns are true, correct, and complete in all material respects, and (ii) all taxes (including any interest or penalties thereon) owed by Seller with respect to the Property have been paid prior to delinquency.

(m)    Financial Information. To Eldorado’s Knowledge, the financial information attached as Exhibit L hereto (the “Financial Information”) (other than projections with respect to future periods included therein) (i) was derived from the books and records of Harrah’s Atlantic City Propco, LLC and has been prepared, or derived from information prepared on a basis consistent with prior periods, and (ii) fairly presents in all material respects the results of operations of Harrah’s Atlantic City Propco, LLC and the Property as of their respective dates and for the respective periods presented, subject to the absence of footnotes and normal year-end adjustments. The term “Financial Information” shall be deemed to include any quarterly or annual financial statements issued by Harrah’s Atlantic City Propco, LLC in the ordinary course of business between the date of this Agreement and Closing, and upon Buyer’s request, Eldorado shall, subject

26

to Section 11.21 hereof, use commercially reasonable efforts to cause Harrah’s Atlantic City Propco, LLC to provide copies of any such financial statements to Buyer. To Eldorado’s Knowledge, since December 31, 2018, there has been no material adverse change in the condition of the Property or in the property, business, operations or financial condition of Harrah’s Atlantic City Propco, LLC. To Eldorado’s Knowledge, the projections contained in the Financial Information were prepared by Harrah’s Atlantic City Propco, LLC based on assumptions that are to the Knowledge of Eldorado reasonable and customary.

(n)    ERISA. Neither Eldorado nor, to Eldorado’s Knowledge, Seller is, and neither Eldorado nor, to Eldorado’s Knowledge, Seller, is acting on behalf of (i) an “employee benefit plan” as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA, (ii) a “plan” as defined in and subject to Section 4975 of the Code, or (iii) an entity deemed to hold “plan asset” of any of the foregoing within the meaning of 29 C.F.R. Section 2510.3 101, as modified by Section 3(42) of ERISA. None of the transactions contemplated by this Agreement are in violation of any state statutes applicable to Eldorado or, to Eldorado’s Knowledge, Seller regulating investments of, and fiduciary obligations with respect to, governmental plans similar to the provisions of Section 406 of ERISA or Section 4975 of the Code.

(o)    Condemnation. To Eldorado’s Knowledge, (i) no condemnation or eminent domain proceeding in which Seller has received written notice is pending with respect to the Property, and (ii) to the Knowledge of Eldorado, no such proceeding is threatened, or contemplated, in writing.

(p)    PILOT Agreements and Grants Related Documents. To Eldorado’s Knowledge, (i) the draft form of the 2019 Interim PILOT Agreement previously provided to Buyer is the most current draft of such agreement received by Eldorado, (ii) the Grants Related Documents are in full force and effect, and (iii) neither the 2019 Interim PILOT Agreement nor any Grants Related Document has been amended, supplemented or modified except as set forth in the definitions thereof, in each case of clauses (i), (ii) and (iii) except to the extent the failure of such representation or warranty to be true would not reasonably be expected to have a Material Adverse Effect.

SECTION 7.3.    General Provisions.

(a)    Survival of Eldorado’s Warranties and Buyer’s Warranties. Eldorado’s Warranties and Buyer’s Warranties (without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties) shall survive Closing and not be merged therein for a period of two hundred seventy (270) days (such period, the “Survival Period”); provided that the Survival Period will be extended for so long as any claim of breach of any such representation or warranty, notice of which was provided to Seller or Buyer, as applicable, within the period of two hundred seventy (270) days referenced above, shall be outstanding.

(b)    Post-Closing Breaches. Notwithstanding anything in Section 9.2 to the contrary, and subject to the provisions of Section 7.3(a) and Section 7.3(f), from and after the Closing, Eldorado’s aggregate liability to Buyer with respect to any and all breaches of Eldorado’s Warranties set forth in this Agreement, shall not exceed five percent (5%) of the Purchase Price and Buyer hereby waives any damages, costs and expenses in respect of such breaches in excess of said amount.

27

(c)    Survival. The provisions of this Section 7.3 shall survive Closing (and not be merged therein) or any earlier termination of this Agreement.

(d)    Exceptions to Representations and Warranties. Notwithstanding anything to the contrary in this Agreement, (i) Eldorado and Buyer agree and acknowledge that certain Governmental Approvals may be required to consummate the Transactions, (ii) Eldorado and Buyer shall cooperate with each other in accordance with the provisions of Section 8.5 hereof and (iii) so long as a party complies with its obligations under Section 8.5, the failure to obtain such Governmental Approvals shall not be a default by such party under this Agreement or a breach of such party’s respective representations or warranties.

(e)    Update of Representations and Warranties. Prior to the Closing, Eldorado shall have the right to amend and otherwise modify the representations and warranties made by Eldorado by written notice thereof to Buyer to reflect any change in facts or circumstances first occurring after the Effective Date not resulting from a breach or default by Eldorado or its Affiliates under this Agreement. Nothing contained herein shall be deemed to affect Buyer’s rights under Section 8.1(c) hereof.

(f)    Pre-Closing Breaches. If prior to Closing, (i) it is discovered that Eldorado is in breach of Eldorado’s representations or warranties set forth in this Agreement (after giving effect to any amendment or modification of such representations or warranties which may be made by Eldorado pursuant to Section 7.3(e), if applicable, but without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties), or (ii) without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties, any amendment or modification of the representations or warranties made by Eldorado pursuant to Section 7.3(e) would, individually or in the aggregate, result in a Material Adverse Effect, then, in each case, Buyer’s sole remedy with respect thereto shall be to either (x) continue with the Closing, without any reduction of the Purchase Price or any credit or allowance on account thereof or any other claim against Eldorado on account thereof, in which case Eldorado shall not be liable to Buyer (and Buyer shall have no rights or remedies) with respect to the matter, condition or circumstance which was the basis of the applicable breach of, or amendment or modification to, such representation or warranty, notwithstanding anything in this Agreement to the contrary, or (y) terminate this Agreement (such termination right to be exercised, if at all, by written notice of such termination delivered by Buyer to Eldorado within ten (10) Business Days after (1) Buyer becoming aware of the applicable breach of the representation or warranty of Eldorado, or (2) Eldorado’s written notice to Buyer of such amendment or modification to the representations and warranties in accordance with the terms of Section 7.3(e), as applicable), whereupon following any such termination, neither party shall have any further rights or obligations hereunder except for obligations which expressly survive termination of this Agreement (and for the avoidance of doubt, Buyer shall have no right to receive the Buyer Liquidated Damages Amount).

28

ARTICLE 8

COVENANTS

SECTION 8.1.    Ordinary Course Operations.

(a)    Except as expressly contemplated or required by this Agreement, as may be required by applicable law or as set forth in Schedule 8.1(a), or to the extent Buyer otherwise consents in writing, from the Effective Date until the Closing or the date on which this Agreement is terminated (the “Termination Date”), Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to (i) conduct its business and operate the Property in the ordinary course of business consistent with past practice and in compliance with law, except to the extent that Non-CPLV Lease Tenant would be permitted to not do the same under the Amended Non-CPLV Lease as if the Non-CPLV Lease Amendment were in effect, (ii) cause the existing certificate of occupancy for the Real Property to remain in effect through Closing, (iii) use commercially reasonable efforts to preserve intact its business organization and maintain its existing relations with customers, suppliers, landlords, tenants, creditors, licensors, licensees, business partners, officers, key employees, consultants, insurers and others having business dealings with it, in each case, in all material respects, except to the extent that Non-CPLV Lease Tenant would be permitted to not do the same under the Amended Non-CPLV Lease as if the Non-CPLV Lease Amendment were in effect; provided, however, that no action relating to the subject matter of any of the clauses of Section 8.1(b) that is permitted to be taken by Seller without the consent of Buyer, shall be deemed a breach of this Section 8.1(a).

(b)    Eldorado agrees that from the Effective Date until the Termination Date, except as expressly contemplated or required by this Agreement, as may be required by applicable Law or as set forth in Schedule 8.1(b), without the prior written consent of Buyer, it will, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller not to:

(i)    sell, transfer, dispose of, grant or otherwise authorize the sale, transfer, lease, disposition or grant of any of the Property;

(ii)    (A) modify or rescind any material license, franchise, Permit or authorization of a Governmental Authority or (B) fail to make capital expenditures at the Property required under any Gaming Law or by any Gaming Authority, except, in the case of each of (A) and (B), to the extent that Seller, solely in its capacity as tenant under the Amended Non-CPLV Lease, would be permitted to do the same under the terms of the Amended Non-CPLV Lease if the Amended Non-CPLV Lease were in effect with respect to the Property;

(iii)    enter into any new Contract or Lease or extend, renew, replace or otherwise modify or terminate or cancel any Contract or Lease, except to the extent that Seller, solely in its capacity as tenant under the Amended Non-CPLV Lease, would be permitted to do the same under the terms of the Amended Non-CPLV Lease if the Amended Non-CPLV Lease were in effect with respect to the Property. For purposes of clarification, notwithstanding anything to the contrary contained in this Agreement, in no event shall Eldorado be required to terminate at Closing any unrecorded Contracts that it or the Seller or any of their respective Affiliates enters into in accordance with the exception set forth in this clause (iii); or

29

(iv)    demolish or alter, improve or otherwise physically change the Buildings, in whole or in part, or construct any additional buildings, structures or other improvements on the Land except to the extent that Seller, solely in its capacity as tenant under the Amended Non-CPLV Lease, would be permitted to do the same under the terms of the Amended Non-CPLV Lease if the Amended Non-CPLV Lease were in effect with respect to the Property.

(c)    Notwithstanding the foregoing, in the event that prior to the Merger Closing, despite Eldorado’s use of commercially reasonable efforts to cause Seller to conduct its business, operate the Property and act in accordance with the provisions of Section 8.1(a) and/or Section 8.1(b) hereof, Seller fails to conduct its business, operate the Property and/or otherwise act in accordance with the provisions of Section 8.1(a) and/or Section 8.1(b) hereof, Buyer shall have the right, in its sole discretion, to terminate this Agreement by written notice to Eldorado and thereafter the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement, which right shall be Buyer’s sole remedy for such failure of Seller to conduct its business, operate the Property and/or otherwise act in accordance with the provisions of Section 8.1(a) and/or Section 8.1(b) hereof (other than as provided in Section 2.4 of the Master Transaction Agreement).

SECTION 8.2.    Brokers. Eldorado and Buyer expressly represent that there has been no broker or any other party representing Eldorado or Buyer as broker with respect to the Transaction and with respect to this Agreement. Eldorado agrees to hold Buyer harmless and indemnify Buyer from and against any and all Liabilities (including reasonable attorneys’ fees, expenses and disbursements) suffered or incurred by Buyer as a result of any claims by any party claiming to have represented Eldorado as broker in connection with the Transaction. Buyer agrees to hold Eldorado harmless and indemnify Eldorado from and against any and all Liabilities (including reasonable attorneys’ fees, expenses and disbursements) suffered or incurred by Eldorado as a result of any claims by any party claiming to have represented Buyer as broker in connection with the Transaction. The provisions of this Section 8.2 shall survive Closing (and not be merged therein) or the earlier termination of this Agreement.

SECTION 8.3.    Transfer Taxes . Eldorado and Buyer will cooperate to timely file all necessary tax returns or other documents with respect to Transfer Taxes, the Merger Tax, the “Mansion Tax” and any Other Transfer Fees. The provisions of this Section 8.3 shall survive Closing (and not be merged therein).

SECTION 8.4.    Public Announcements. The provisions regarding public announcements set forth in Section 4.3 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 8.5.    Governmental Approvals. The provisions regarding governmental approvals set forth in Section 4.4 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis; provided, however, for purposes of the incorporation of such provisions herein, such provisions shall be limited solely to the Governmental Approvals applicable to this Agreement and the Transaction.

SECTION 8.6.    Confidentiality. The provisions regarding confidentiality set forth in Section 4.7 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis.

30

SECTION 8.7.    Financing. The provisions regarding financing cooperation set forth in Section 4.5 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 8.8.    Useful Life Analysis. Eldorado and Buyer each hereby covenant and agree to reasonably cooperate (and Eldorado agrees to, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to cooperate) to obtain, promptly following the Effective Date, from Grant Thornton LLP or a similar third party consultant mutually agreeable to Eldorado and Buyer, a remaining useful life analysis with respect to the Property. The provisions of this Section 8.8 shall survive Closing (and not be merged therein) or the earlier termination of this Agreement.

SECTION 8.9.    PILOT; Grants Related Documents.

(a)    In the event the Closing does not occur prior to December 31, 2019, Eldorado shall use commercially reasonable efforts to cause Seller to promptly enter into the 2020 Interim PILOT Agreement. Eldorado shall, and shall use commercially reasonable efforts to cause Seller to, assist Buyer in its efforts to negotiate and enter into a new interim PILOT agreement with the City of Atlantic City for the applicable calendar year in which Closing occurs pursuant to the Casino Tax Abatement Law, N.J.S.A. 52:27BBB-20, substantially in the form of the 2019 Interim PILOT Agreement (or another form reasonably acceptable to Buyer and Eldorado), which agreement shall take effect promptly following Closing or as soon thereafter as is reasonably practicable.

(b)    The parties acknowledge and agree (and the Non-CPLV Amendment shall provide) that Eldorado and/or its applicable Affiliates shall retain all obligations under the PILOT Agreements and shall retain all obligations and shall remain the beneficiary under the Grants Related Documents, shall be liable for all payments and liabilities thereunder, regardless of when such payments or liabilities arose or hereafter arise, and shall be entitled to all monetary and other benefits thereunder, and neither Buyer nor its Affiliates shall have any rights or obligations with respect to the Grants Related Documents or the grant funds pertaining thereto. The provisions of this Section 8.9(b) shall survive Closing (and not be merged therein) or the earlier termination of this Agreement.

SECTION 8.10.    Property Condition Report. Buyer acknowledges receipt of a copy of the PCR. Eldorado shall (i) prior to the Closing Date, use commercially reasonable efforts to cause Seller to make all repairs and improvements and perform, in a good and workerlike manner and in compliance with applicable law, all necessary maintenance detailed in the PCR, and (ii) following the Closing Date, promptly commence and subsequently complete all uncompleted repairs and improvements and perform all necessary maintenance detailed in the PCR in accordance with the terms of the Amended Non-CPLV Lease. The provisions of subsection (ii) hereof shall survive Closing (and not be merged therein).

31

ARTICLE 9

DEFAULTS

SECTION 9.1.    Eldorado’s Remedies for Buyer Defaults. Prior to entering into this transaction, Buyer and Eldorado have discussed the fact that substantial damages will be suffered by Eldorado if Buyer shall default in its obligation to purchase the Property under this Agreement as and when required hereunder; accordingly, the parties agree that a reasonable estimate of Eldorado’s damages in such event is the amount of Thirty Million and No/100 Dollars ($30,000,000.00) (the “Eldorado Liquidated Damages Amount”); provided, however, that any damages or termination fee paid by Buyer or its Affiliates under the Master Transaction Agreement shall reduce the Eldorado Liquidated Damages Amount hereunder on a dollar for dollar basis. If Buyer defaults in its obligation to consummate the Closing as and when required under this Agreement, then Eldorado shall have the right to elect, as its sole and exclusive remedy, to (x) terminate this Agreement by written notice to Buyer, whereupon, Buyer shall pay the Eldorado Liquidated Damages Amount to Eldorado, and thereafter, the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement, (y) seek specific performance of this Agreement against Buyer and, as applicable, the Buyer Parties, so long as such action for specific performance is commenced within ninety (90) days of Eldorado obtaining knowledge of any such default by Buyer or (z) waive the default or breach and proceed to close the Transaction. The Eldorado Liquidated Damages Amount remedy shall not apply or be available with respect to breaches of any representations or warranties, or any termination of this Agreement as a result thereof.

SECTION 9.2.    Buyer’s Remedies for Eldorado Defaults. Prior to entering into this transaction, Buyer and Eldorado have discussed the fact that substantial damages will be suffered by Buyer if Eldorado shall default in its obligation to cause the Property to be sold under this Agreement as and when required hereunder; accordingly, the parties agree that a reasonable estimate of Buyer’s damages in such event is the amount of Thirty Million and No/100 Dollars ($30,000,000.00) (the “Buyer Liquidated Damages Amount”); provided, however, that any damages or termination fee paid by Eldorado or its Affiliates under the Master Transaction Agreement shall reduce the Buyer Liquidated Damages Amount hereunder on a dollar for dollar basis. If Eldorado defaults in its obligation to consummate the Closing as and when required under this Agreement, then Buyer shall have the right to elect, as its sole and exclusive remedy, to (x) terminate this Agreement by written notice to Eldorado, whereupon, Eldorado shall pay the Buyer Liquidated Damages Amount to Buyer, and thereafter, the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement, (y) seek specific performance of this Agreement against Eldorado, Seller and their respective Affiliates, so long as such action for specific performance is commenced within ninety (90) days of Buyer obtaining knowledge of any such default by Eldorado or (z) waive the default or breach and proceed to close the Transaction. The Buyer Liquidated Damages Amount remedy shall not apply or be available with respect to breaches of any representations or warranties, or any termination of this Agreement as a result thereof.

ARTICLE 10

CASUALTY/CONDEMNATION

SECTION 10.1.    Right to Terminate. If, after the Effective Date, (a) any portion of the Property is taken by condemnation or eminent domain (or is the subject of a pending taking), or (b) any portion of the Property is damaged or destroyed, Eldorado shall notify Buyer in writing of such fact promptly after obtaining knowledge thereof. If the Property is the subject of a Major

32

Casualty/Condemnation that occurs after the Effective Date, Buyer shall have the right to terminate this Agreement by giving written notice to Eldorado no later than the date (the “Casualty Notice Date”) that is five (5) Business Days after Eldorado notifies Buyer of such Major Casualty/Condemnation. The failure by Buyer to terminate this Agreement by the Casualty Notice Date shall be deemed an election not to terminate this Agreement. If this Agreement is terminated pursuant to this Section 10.1, the parties shall have no further rights or obligations hereunder except for obligations which expressly survive the termination of this Agreement. For the purposes of this Agreement, “Major Casualty/Condemnation” shall mean (i) any casualty, condemnation proceedings, or eminent domain proceedings if the portion of the Property that is the subject of such casualty or such condemnation or eminent domain proceedings has a value in excess of Thirty Six Million and No/100 Dollars ($36,000,000.00), as reasonably determined by a third party contractor or architect selected by Eldorado and reasonably acceptable to Buyer, or (ii) any uninsured casualty which Eldorado does not agree (as set forth as a written modification of the Amended Non-CPLV Lease reasonably acceptable to Eldorado and Buyer executed and delivered on the Closing Date and guaranteed pursuant to the Non-CPLV Lease Guaranty (as defined in the Master Transaction Agreement)), in its sole and absolute discretion, to repair or restore in a manner acceptable to Buyer.

SECTION 10.2.    Allocation of Proceeds and Awards. If, after the Effective Date, any portion of the Property is taken by condemnation or eminent domain (or is the subject of a pending taking), or any portion of the Property is damaged or destroyed and this Agreement is not terminated as permitted pursuant to the terms of Section 10.1, then this Agreement shall remain in full force and effect, and the parties hereto shall consummate the Closing upon the terms set forth herein. Any awards or proceeds received from the condemning authority or Eldorado’s or Seller’s insurance company, as the case may be (the “Casualty/Condemnation Proceeds”) shall be paid in accordance with the terms of the Amended Non-CPLV Lease as if the Amended Non-CPLV Lease were in effect as of the date that such Casualty/Condemnation Proceeds are made available, and any claims in respect to any such awards or proceeds and the related insurance policies shall be assigned to Non-CPLV Lease Tenant in accordance with the terms of the Amended Non-CPLV Lease as if the Amended Non-CPLV Lease were in effect as of the date that such Casualty/Condemnation Proceeds are made available, and in all events the Purchase Price shall not be adjusted as a result of any such casualty or condemnation; provided, that nothing in this paragraph is intended to vitiate Buyer’s right to terminate this Agreement in accordance with the terms of Section 10.1 in connection with a Major Casualty/Condemnation. Notwithstanding anything to the contrary contained herein, in the event a Major Casualty/Condemnation shall have occurred prior to the Closing and the parties elect to close in accordance with the terms of this Agreement, then the parties will have their respective rights and obligations with respect to such Major Casualty/Condemnation (and any Casualty/Condemnation Proceeds) that they would have under the terms of the Amended Non-CPLV Lease as if the Amended Non-CPLV Lease were in effect as of the date that such Major Casualty/Condemnation occurred.

SECTION 10.3.    Insurance. Eldorado shall use commercially reasonable efforts to cause Seller to maintain the property insurance coverage currently in effect for the Property, or comparable coverage, through the Closing Date; provided, however, that in the event that prior to the Merger Closing, despite Eldorado’s use of commercially reasonable efforts to cause Seller to maintain such property insurance coverage, (i) Seller fails to maintain such property insurance coverage and (ii) a non-de minimis loss occurs that would have been covered by such insurance if

33

Seller had maintained such insurance, then Buyer shall have the right, in its sole discretion, to terminate this Agreement by written notice to Eldorado and thereafter the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement.

SECTION 10.4.    Waiver. The provisions of this Article 10 supersede the provisions of any applicable Laws with respect to the subject matter of this Article 10.

ARTICLE 11

MISCELLANEOUS

SECTION 11.1.    Buyer’s Assignment. Other than in connection with an assignment pursuant to Section 11.16 hereof, Buyer shall not assign this Agreement or its rights hereunder (other than to an entity that is directly or indirectly wholly-owned and controlled by VICI) without the prior written consent of Eldorado, which consent Eldorado may grant or withhold in its sole and absolute discretion. Notwithstanding the foregoing, Buyer may designate an entity that is directly or indirectly wholly-owned and controlled by VICI to be the named transferee (or transferor, as applicable) on all Closing Documents.

SECTION 11.2.    Survival/Merger. Except for the provisions of this Agreement which are explicitly stated to survive the Closing and any document executed in connection herewith, none of the terms of this Agreement shall survive the Closing.

SECTION 11.3.    Integration; Waiver. This Agreement embodies and constitutes the entire understanding between the parties with respect to the Transaction and all prior agreements, understandings, representations and statements, oral or written, are merged into this Agreement. Neither this Agreement nor any provision hereof may be waived, modified, amended, discharged or terminated except by an instrument signed by the party against whom the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument. No waiver by either party hereto of any failure or refusal by the other party to comply with its obligations hereunder shall be deemed a waiver of any other or subsequent failure or refusal to so comply.

SECTION 11.4.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New Jersey, without regard to the principles of conflicts of laws.

SECTION 11.5.    Captions Not Binding; Exhibits. The captions in this Agreement are inserted for reference only and in no way limit the scope or intent of this Agreement or of any of the provisions hereof. All Exhibits attached hereto shall be incorporated by reference as if set out herein in full.

SECTION 11.6.    Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

SECTION 11.7.    Severability. If any term or provision of this Agreement or the application thereof to any persons or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to

34

persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by Law.

SECTION 11.8.    Notices. The provisions regarding notice set forth in Section 7.7 of the Master Transaction Agreement are incorporated herein by reference.

SECTION 11.9.    Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be an original and all of which counterparts taken together shall constitute one and the same agreement. Signatures to this Agreement transmitted by electronic means shall be valid and effective to bind the party so signing. Each party agrees to promptly deliver an execution original to this Agreement with its actual signature to the other party, but a failure to do so shall not affect the enforceability of this Agreement.

SECTION 11.10.    No Recordation. Eldorado and Buyer each agrees that neither this Agreement nor any memorandum or notice hereof shall be recorded. For the avoidance of doubt, Buyer may file a notice of pendency or similar instrument against the Property in connection with an action for specific performance hereunder.

SECTION 11.11.    Additional Agreements; Further Assurances. Each of the parties hereto shall reasonably cooperate with one another and execute and deliver such documents as the other party or the Title Company shall reasonably request in order to consummate and make effective the Transaction, so long as the execution and delivery of such documents shall not result in any additional Liability or cost to the executing party. The provisions of this Section 11.11 shall survive Closing and not be merged therein.

SECTION 11.12.    Construction. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement, any modification hereof or any of the Closing Documents.

SECTION 11.13.    Prevailing Party. If any action or proceeding is brought to interpret or enforce the terms of this Agreement, the prevailing party shall be entitled to recover from the other party, in addition to all other damages, if any, all costs and expenses of such action or proceeding, including but not limited to reasonable, actual attorneys’ fees, witness fees’ and court costs as determined by a court of competent jurisdiction in a final, non-appealable decision. The phrase “prevailing party” as used in this Section shall include a party who receives substantially the relief desired whether by dismissal, summary judgment or otherwise. This paragraph shall survive the Closing or termination of this Agreement.

SECTION 11.14.    JURISDICTION. WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDINGS RELATING TO THE TRANSACTION, THIS AGREEMENT, THE PROPERTY OR THE RELATIONSHIP OF BUYER AND ELDORADO HEREUNDER (“PROCEEDINGS”) EACH PARTY IRREVOCABLY (a) SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE NEW JERSEY STATE DISTRICT COURT OF THE COUNTY OF ATLANTIC, STATE OF NEW JERSEY AND THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY SITTING IN CAMDEN, NEW JERSEY AND (b) WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE

35

OF ANY PROCEEDINGS BROUGHT IN ANY SUCH COURT, WAIVES ANY CLAIM THAT SUCH PROCEEDINGS HAVE BEEN BROUGHT IN AN INCONVENIENT FORUM AND FURTHER WAIVES THE RIGHT TO OBJECT, WITH RESPECT TO SUCH PROCEEDINGS, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PARTY. THE PROVISIONS OF THIS SECTION 11.14 SHALL SURVIVE THE CLOSING (AND NOT BE MERGED THEREIN) OR ANY EARLIER TERMINATION OF THIS AGREEMENT.

SECTION 11.15.    WAIVER OF JURY TRIAL. The provisions regarding waiver of jury trial set forth in Section 7.15 of the Master Transaction Agreement are incorporated herein by reference.

SECTION 11.16.    Tax Free Exchange. Eldorado and Buyer each hereby reserve the right to include this transaction as part of one (1) or more tax deferred exchange transactions pursuant to Code Section 1031 and comparable provisions of applicable state law, at no out-of-pocket cost, expense, risk or liability to the other party hereto. Eldorado and Buyer agree to cooperate with the other party hereto, and to execute any and all documents (including without limitation Code Section 1031 exchange documents) reasonably necessary in connection therewith; provided, however, that the closing of the transaction for the conveyance of the Property shall not be contingent upon, and shall not be subject to, the completion of such exchange, nor shall such affect the Closing Date hereunder. Buyer and Eldorado shall be obligated to close title to the Property on or before the Closing Date whether or not Buyer or Eldorado, as applicable, shall have consummated an intended Code Section 1031 tax deferred exchange transaction.

SECTION 11.17.    Termination of Merger Agreement or Master Transaction Agreement. If, at any time on or prior to the Closing, the Merger Agreement or the Master Transaction Agreement terminates, this Agreement shall automatically terminate; provided that such termination shall not relieve either party hereto for liability hereunder that pursuant to the express terms hereof or the Master Transaction Agreement survives termination hereof.

SECTION 11.18.    Limitation of Liability. Except as otherwise expressly set forth in this Agreement, in no event shall either party be entitled to recover from the other any actual, consequential, punitive, or special damages in connection with this Agreement. The foregoing shall not prejudice the right of the parties to obtain actual damages to the extent provided in Sections 7.3 and 8.2 (and subject to the limitations set forth in each such section) in connection with the representations, warranties or indemnities that expressly survive the termination of this Agreement or the Closing.

SECTION 11.19.    Termination of Call Right Agreement. Upon (a) the consummation of the Closing pursuant to the terms of this Agreement, (b) the Buyer obtaining title to the Property pursuant to its exercise of Buyer’s rights to specific performance in accordance with the terms of this Agreement, or (c) the Buyer receiving the Buyer Liquidated Damages Amount in accordance with the terms of this Agreement (unless specific performance was not available as a remedy to Buyer because Eldorado willfully caused Seller to convey the Property to a non-affiliate third party in breach of Eldorado’s obligations under this Agreement), the Call Right Agreement shall automatically terminate and be of no further force or effect. Eldorado and Buyer shall execute and deliver any document reasonably requested by the other party to evidence such termination. This Section 11.19 shall survive the termination of this Agreement or the Closing.

36

SECTION 11.20.    REIT Protection. The provisions regarding REIT protections set forth in Section 7.12 of the Master Transaction Agreement are incorporated herein by reference.

SECTION 11.21.    Obligations of Eldorado Following the Merger Closing. With respect to the first and third sentence of Section 4.1(a), the first sentence of Section 4.1(b), the second sentence of Section 7.2(m), the first sentence of Section 8.1(a) (other than in clause (iii) thereof), the first sentence of Section 8.1(b) and the first sentence of Section 8.8 (collectively, the “CRE Clauses”), in the event that the Merger Closing occurs prior to the Closing hereunder, from and after the Merger Closing Date, the phrase “use commercially reasonable efforts to” shall be deemed to be deleted from the CRE Clauses.

SECTION 11.22.    No Recourse to Financing Sources. Notwithstanding anything to the contrary contained herein or otherwise, no Financing Source (as defined in the Master Transaction Agreement) of any Non-Party (as defined in the Master Transaction Agreement) shall have any liability for any obligations or liabilities of the parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transaction or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party hereto against the other parties hereto, in no event shall any party hereto or any of its controlled Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Party, in connection with this Agreement or the Debt Financing (as defined in the Master Transaction Agreement), whether at law or equity, in contract, in tort or otherwise (it being understood that nothing in this Section 11.22 shall limit the rights of Buyer against the Financing Sources under the Debt Financing Commitment (as defined in the Master Transaction Agreement))

SECTION 11.23.    Bulk Sales Compliance

(a)    Eldorado acknowledges that Buyer may file with the State of New Jersey, Division of Taxation (the “Division”) a notice of bulk transfer and an executed copy of this Agreement, enumerating the purchase price and the terms and the conditions hereof, as required by law and as necessary to obtain a letter of clearance from the Division (a “Letter of Clearance”). If Buyer so files, in connection therewith, Buyer shall prepare a Notification of Sale, Transfer or Assignment in Bulk (Form C-9600) and submit required documentation (including, without limitation, a copy of this executed Agreement and any amendment thereto) to the Division at least ten (10) days prior to Closing. Eldorado agrees to diligently cooperate in good faith with Buyer with filing the above document and for the Division to provide a Letter of Clearance.

(b)    Eldorado and Buyer agree that Buyer shall fund from the proceeds payable to Eldorado at Closing any escrow (together with interest accrued thereon, if any, the “Division Escrow”), or make any payments, as may be required by the Division as a condition of bulk sale approval with respect to the Property. The Escrow Agent shall hold in escrow any sums required by the Division pursuant to the Bulk Sale Escrow Agreement in the form attached hereto as Exhibit M. Buyer and Eldorado agree to be bound by the escrow requirements imposed by the Division, including the adjustment of the Division Escrow amount. Upon demand by the Division, the Escrow Agent shall disburse to the Division such amounts from the Division Escrow as the Division shall require. Any remaining balance of funds in the Division Escrow shall be disbursed to Eldorado only after the Division has authorized the release of such funds in writing by issuing a Letter of Clearance.

37

(c)    The provisions of this section shall survive Closing (and not be merged therein).

[Remainder of page intentionally blank]

38

IN WITNESS WHEREOF, each party hereto, intending to be legally bound, has caused this Agreement to be duly executed to be effective as of the day and year first above written.

ELDORADO:

ELDORADO RESORTS, INC.,
a Nevada corporation

By:	/s/ Bret Yunker
Name:	Bret Yunker
Title:	Chief Financial Officer

[Signature Page to Atlantic City Purchase and Sale Agreement]

BUYER:

VICI PROPERTIES L.P., a Delaware limited partnership

By:	/s/ John W.R. Payne
Name:	John W.R. Payne
Title:	President

[Signature Page to Atlantic City Purchase and Sale Agreement]

EXHIBITS AND SCHEDULES

Exhibit A	Legal Description of the Land
Exhibit B	Form of Lease Assignment and Assumption Agreement
Exhibit C	Permitted Exceptions
Exhibit D	[Intentionally omitted]
Exhibit E	Form of Deed
Exhibit F	Form of Lease Assignment and Acceptance Agreement
Exhibit G	Form of Non-CPLV Memorandum of Lease
Exhibit H	Form of FIRPTA Affidavit
Exhibit I	Form of Owner’s Affidavit
Exhibit J	Form of Certification Regarding Eldorado’s Warranties
Exhibit K	Form of Certification Regarding Buyer’s Warranties
Exhibit L	Financial Information
Exhibit M	Form of Bulk Sales Escrow Agreement

Schedule 2	Allocation of Purchase Price
Schedule 4.1(a)	Initial Diligence Materials
Schedule 7.2(a)	Required Consents/Approvals
Schedule 7.2(g)	Litigation
Schedule 7.2(i)	Leases
Schedule 8.1(a)	Ordinary Course Operations
Schedule 8.1(b)	Restricted Actions

Exhibit 2.3

PURCHASE AND SALE AGREEMENT

by and between

ELDORADO RESORTS, INC.,

a Nevada corporation

and

VICI PROPERTIES L.P.,

a Delaware limited partnership

Harrah’s Laughlin

2900 South Casino Drive

Laughlin, Nevada 89029

Effective Date: September 26, 2019

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) made as of September 26, 2019 (the “Effective Date”) by and between ELDORADO RESORTS, INC., a Nevada corporation (“Eldorado”), having an office at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, and VICI PROPERTIES L.P., a Delaware limited partnership (“Buyer”), having an office at c/o VICI Properties Inc., 430 Park Avenue, 8th Floor, New York, New York 10022.

W I T N E S S E T H:

WHEREAS, Harrah’s Laughlin, LLC, a Nevada limited liability company (“Seller”), owns the fee estate in that certain parcel of real property and the buildings and other improvements constructed thereon commonly known as “Harrah’s Laughlin Hotel and Casino”, having an address of 2900 South Casino Drive, Laughlin, Nevada 89029, as more particularly bounded and described in Exhibit A annexed hereto and made a part hereof.

WHEREAS, Eldorado is acquiring an indirect ownership interest in Seller pursuant to that certain Agreement and Plan of Merger dated as of June 24, 2019, by and among Eldorado, CEC, and Colt Merger Sub, Inc. (the “Merger Agreement”).

WHEREAS, Buyer, subject to and upon the terms and conditions hereof, desires to acquire an indirect ownership interest in the Property (as hereinafter defined) via the purchase of the membership interests in New Property Owner (as hereinafter defined) immediately following the consummation of the transactions contemplated in the Merger Agreement.

WHEREAS, as an initial step to effectuate such transaction, immediately following the closing of the merger to be effectuated pursuant to the Merger Agreement, Eldorado intends to cause Seller (i) to form a subsidiary pursuant to the terms, conditions and provisions set forth in this Agreement and (ii) to convey Seller’s fee estate in such parcel of real property and the buildings and other improvements constructed thereon to such subsidiary.

WHEREAS, as a secondary step to effectuate such transaction, Eldorado intends to cause Seller to sell and convey and Buyer desires to purchase and acquire all of the equity in such to be formed subsidiary of Seller, on the terms, conditions and provisions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, intending to be legally bound, the parties hereto do hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

SECTION 1.1.    Definitions. In addition to terms defined elsewhere in this Agreement, as used herein, the following terms shall have the following meanings:

“Additional Diligence Materials” shall have the meaning given in Section 4.1(a).

“Affiliate” shall mean with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Amended Non-CPLV Lease” shall mean the Original Non-CPLV Lease as amended by the Non-CPLV Lease Amendment.

“Buildings” shall mean all buildings, structures and other improvements and fixtures located on the Land, collectively.

“Business Day” shall mean any day other than Saturday, Sunday, any Federal holiday, or any holiday in the State in which the Property is located. If any period expires or action is to be taken on a day which is not a Business Day, the time frame for the same shall be extended until the next Business Day.

“Buyer” shall have the meaning given in the introductory paragraph.

“Buyer Liquidated Damages Amount” shall have the meaning given in Section 9.2.

“Buyer Parties” shall mean Buyer and any other Affiliate of Buyer that is a party to a Closing Document.

“Buyer’s Warranties” shall mean, collectively, Buyer’s representations and warranties set forth in Section 7.1.

“Call Right Agreement” shall mean that certain Call Right Agreement (Harrah’s Laughlin), dated October 6, 2017, between VICI and CEC.

“Casualty/Condemnation Proceeds” shall have the meaning given in Section 10.2.

“Casualty Notice Date” shall have the meaning given in Section 10.1.

“CEC” shall mean Caesars Entertainment Corporation, a Delaware corporation.

“CEOC” shall mean CEOC, LLC, a Delaware limited liability company.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §§9601 et seq., as amended by SARA (Superfund Amendment and Reauthorization Act of 1986) and as the same may be further amended from time to time.

“Clark County Real Estate Records” shall mean the official records of the County Recorder of Clark County, Nevada.

“Closing” shall mean the closing of the Transaction.

“Closing Date” shall mean the day on which the transactions contemplated by this Agreement are consummated.

2

“Closing Documents” shall mean all documents executed and delivered by Buyer, Eldorado, Seller or their respective Affiliates as required by Section 6.2 and Section 6.3 or as otherwise executed and delivered by Buyer, Eldorado or Seller or their respective Affiliates as part of Closing.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Contracts” shall mean all contracts and agreements, including brokerage agreements, licensing agreements, marketing agreements, design contracts, construction contracts, service and maintenance contracts and agreements, relating to the Property, together with any extensions, renewals, replacements or modifications of any of the foregoing; provided that the term “Contracts” does not include Leases.

“Control” shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, partnership interests or any other equity interests or by contract, and “Controlling” and “Controlled” shall have meanings correlative thereto.

“Deed” shall have the meaning given in Section 6.2(a).

“Development Rights” shall have the meaning given in the definition of “Intangible Property”.

“Due Diligence Period” shall have the meaning given in Section 4.1(a).

“Eldorado” shall have the meaning given in the introductory paragraph.

“Eldorado Liquidated Damages Amount” shall have the meaning given in Section 9.1.

“Eldorado’s Knowledge” or words of similar import (other than “Knowledge of Eldorado”) shall refer to the current actual knowledge (without any duty of investigation) of Tom Reeg, Anthony Carano, Bret Yunker, Stephanie Lepori and/or Ed Quatmann.

“Eldorado’s NPO Warranties” shall mean, collectively, Eldorado’s representations and warranties set forth in Sections 7.2(p) and (q).

“Eldorado’s Warranties” shall mean, collectively, Eldorado’s representations and warranties set forth in Section 7.2.

“Environmental Reports” shall mean any Phase I Environmental Site Assessments and other environmental reports that have been made available to or obtained by Buyer or its Affiliates, in any such case, no later than ten (10) days prior to the end of the Due Diligence Period.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time.

“Escrow Agent” shall mean Chicago Title Insurance Company, Attn: Joe Benlevi, E-Mail: joe.benlevi@ctt.com, Tel: (212) 880-1304.

3

“Existing Survey” shall mean that certain ALTA/NSPS Land Title Survey dated May 8, 2018 by Blew & Associates, Inc., Job Number 18-1018.

“Fixtures” shall mean all equipment, machinery, fixtures and other items of property, including all components thereof, that are now or hereafter (a) located in or on, or used in connection with, and (b) permanently affixed to or otherwise incorporated into the Land and/or the buildings and other improvements located on the Land. Notwithstanding the foregoing, Fixtures shall not include any Gaming Equipment.

“Gaming” shall mean to deal, operate, carry on, conduct, maintain or expose for play any game as defined under any Gaming Law, or to operate an inter-casino linked system, as defined under any Gaming Law.

“Gaming Authorities” shall mean, collectively, (i) the Nevada Gaming Commission, (ii) the Nevada State Gaming Control Board, (iii) the Clark County Liquor and Gaming Licensing Board, and (iv) any other governmental entity that holds regulatory, licensing or permit authority over gambling, gaming or casino activities conducted or proposed to be conducted within the State of Nevada.

“Gaming Equipment” shall mean any and all gaming devices (as defined in the Nevada Gaming Laws), gaming device parts inventory and other related gaming equipment and supplies used in connection with the operation of a casino, including, without limitation, slot machines (as defined in the Nevada Gaming Laws), gaming tables, cards, dice, chips, tokens, player tracking systems, cashless wagering systems (as defined in the Nevada Gaming Laws), electronic betting systems, mobile gaming systems (as defined in the Nevada Gaming Laws), interactive gaming systems (as defined in the Nevada Gaming Laws), inter-casino linked systems (as defined in the Nevada Gaming Laws), on-line slot metering systems (as defined in the Nevada Gaming Laws), and associated equipment (as defined in the Nevada Gaming Laws), together with all improvements and/or additions thereto.

“Gaming Facility” shall mean any premises wherein or whereon any Gaming takes place.

“Gaming Law” shall mean any and all laws, statutes, ordinances, rules, regulations, policies, orders, codes, decrees or judgments, and Gaming License conditions or restrictions, as amended from time to time, now or hereafter in effect or promulgated, pertaining to the operation, control, maintenance, alteration, modification or capital improvement of a Gaming Facility or the conduct of a person or entity holding a Gaming License, including, without limitation, any Nevada Gaming Laws and any requirements imposed by a regulatory agency, commission, board or other governmental body pursuant to the jurisdiction and authority granted to it under applicable law, and all other rules, regulations, orders, ordinances and legal requirements of any Gaming Authority.

“Gaming License(s)” shall mean any license, qualification, registration, accreditation, permit, approval, finding of suitability or other authorization that is both (a) issued by a state or other governmental regulatory agency or gaming regulatory body, including, without limitation, a Gaming Authority, and (b) required to operate, carry on or conduct any gaming, gaming device, slot machine, video lottery terminal, table game, race book or sports pool on the Property or any portion thereof, or to operate a casino at the Property.

4

“Governmental Approvals” shall have the meaning given in the Master Transaction Agreement, but shall be limited solely to the Governmental Approvals applicable to this Agreement and the Transaction.

“Governmental Authority” shall mean any Gaming Authority or domestic, federal, territorial, state or local government, governmental authority, agency or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any agency, department, board, branch, commission or instrumentality of any of the foregoing or any court, arbitrator or similar tribunal or forum, having jurisdiction over the Property, Seller, Eldorado, or Buyer, as applicable.

“Initial Diligence Materials” shall have the meaning given in Section 4.1(a).

“Initial Step” shall have the meaning given in Section 6.1(b).

“Inspections” shall have the meaning given in Section 4.1(b).

“Intangible Property” shall mean, collectively, all intangible personal property of Seller, that in any way relates to the Property, including (i) any licenses, permits and other written authorizations in effect as of the Closing Date with respect to the Real Property, (ii) any guaranties and warranties in effect as of the Closing Date with respect to any portion of the Real Property or the Personal Property and (iii) all rights in, to and under, and all physical embodiments of, any architectural, mechanical, electrical and structural plans, studies, drawings, specifications, surveys, renderings and other technical descriptions that relate to the Property; provided that the term “Intangible Property” shall not include any zoning or development rights that pertain solely to the Real Property (collectively, “Development Rights”).

“Knowledge of Eldorado” shall refer to the current actual knowledge (without any duty of investigation) of Tom Reeg, Anthony Carano, Bret Yunker, Stephanie Lepori and/or Ed Quatmann, and, for purposes of the remaking of Eldorado’s Warranties as of Closing, Blake Segal, who is the general manager of the Property, or if there is no general manager or Blake Segal is replaced as general manager, another individual with substantially similar knowledge regarding the Property as Blake Segal.

“Land” shall mean the real estate legally described in Exhibit A, together with all easements, development rights and other rights appurtenant to the Land or the buildings, structures or other improvements thereon, collectively.

“Laws” shall mean, collectively, all municipal, county, State or Federal statutes, codes, ordinances, laws, rules or regulations (including, without limitation, all Nevada Gaming Laws).

“Lease Assignment and Acceptance Agreement” shall have the meaning given in Section 6.2(b).

5

“Lease Assignment and Assumption Agreement” shall mean an assignment and assumption of the Leases in the form of Exhibit B attached hereto, executed and delivered by New Property Owner and Seller (as one of the entities comprising Non-CPLV Lease Tenant), pursuant to which New Property Owner assigns all of its interest, if any, in the Leases (and any additional leases entered into prior to Closing pursuant to Section 8.1) to Seller and Seller assumes all obligations under the Leases and any such additional leases (subject to the Amended Non-CPLV Lease), in each case, arising from and after the Closing.

“Leases” shall mean all leases, licenses and occupancy agreements of an interest in the Real Property and all amendments, modifications, extensions and other written agreements pertaining thereto but excluding (a) the Amended Non-CPLV Lease, (b) any arrangements for hotel guests or other lodgers to occupy sleeping quarters at the hotel comprising a portion of the Property on a transient basis and (c) any agreements or licenses for third parties to use any portion of the Property that do not create an interest in land and do not run with the land.

“Liabilities” shall mean, collectively, any and all conditions, losses, costs, damages, claims, liabilities, expenses, demands or obligations of any kind or nature whatsoever, including liabilities under the Americans with Disabilities Act, CERCLA and RCRA, any state or local counterparts thereof, and any regulations promulgated thereunder.

“Lien” shall mean any of the following to the extent it will be binding on Buyer or New Property Owner after the Closing: any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction or encumbrance of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Major Casualty/Condemnation” shall have the meaning given in Section 10.1.

“Master Transaction Agreement” shall mean that certain Master Transaction Agreement, dated as of June 24, 2019, by and between VICI Properties L.P., a Delaware limited partnership, and Eldorado Resorts, Inc., a Nevada corporation.

“Material Adverse Effect” shall mean a material adverse effect on (a) the value of the Property, (b) Eldorado’s and/or Seller’s authority and/or ability to convey title, or cause title to be conveyed, to the Property and/or to cause the Membership Interests to be assigned and transferred, by the Closing Date or otherwise in accordance with the provisions of this Agreement and/or (c) the use and/or operation of the Property. When the term “Material Adverse Effect” is used in Section 4.1(a), in order to determine whether matter(s) or issue(s), individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect, the Property as it then exists will be compared to the Property as it would exist if not for the existence of such matter(s) and issue(s).

“Membership Interest Assignment and Assumption Agreement” shall have the meaning given in Section 6.2(d).

“Membership Interests” shall have the meaning given in Section 6.2(d).

6

“Merger” shall have meaning given in the Merger Agreement.

“Merger Agreement” shall have the meaning given in the Recitals.

“Merger Agreement Closing” shall mean the “Closing” as defined in the Merger Agreement.

“Merger Agreement Closing Date” shall mean the “Closing Date” as defined in the Merger Agreement.

“Nevada Gaming Laws” shall mean those laws pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming and, specifically, the Nevada Gaming Control Act, as codified in Nevada Revised Statutes Chapter 463, the regulations promulgated thereunder, and the Clark County Code, each as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

“New Property Owner” shall mean a Delaware limited liability company that is (a) duly formed by Seller no earlier than two (2) days prior to the Closing Date pursuant to a certificate of formation and operating agreement reasonably acceptable to Buyer and (b) the sole managing member of which is Seller.

“Non-CPLV Lease Amendment” shall have the meaning given in the Master Transaction Agreement.

“Non-CPLV Lease Guaranty” shall have the meaning given in the Master Transaction Agreement.

“Non-CPLV Lease Landlord” shall mean, collectively, the entities listed on Schedule A attached to the Amended Non-CPLV Lease, as landlord.

“Non-CPLV Lease Tenant” shall mean, collectively, the entities listed on Schedule B attached to the Amended Non-CPLV Lease, as tenant.

“Non-CPLV Memorandum of Lease” shall have the meaning given in Section 6.2(e).

“Objection” shall have the meaning given in Section 3.1.

“Objection Notice” shall have the meaning given in Section 3.1.

“Original Non-CPLV Landlord” shall mean, collectively, certain Affiliates of Buyer listed on Schedule A attached to the Original Non-CPLV Lease.

“Original Non-CPLV Lease” shall mean that certain Lease (Non-CPLV) dated as of October 6, 2017, by and between Original Non-CPLV Landlord, as landlord, and Original Non-CPLV Tenant, as tenant, as amended by that certain First Amendment to Lease (Non-CPLV) dated December 22, 2017, as further amended by that certain Second Amendment to Lease (Non-CPLV) and Ratification of SNDA dated February 16, 2018, as further amended by that certain Third Amendment to Lease (Non-CPLV) dated April 2, 2018, as further amended by that certain Fourth Amendment to Lease (Non-CPLV) dated December 26, 2018, and any additional amendments, supplements and modifications thereto made prior to the Closing.

7

“Original Non-CPLV Tenant” shall mean, collectively, CEOC and certain Affiliates of Seller listed on Schedule B attached to the Original Non-CPLV Lease.

“Outside Date” shall have the meaning given in Section 6.6.

“Owner’s Title Policy” shall mean one (1) or more ALTA owner’s title insurance policies in favor of New Property Owner issued by the Title Company in an aggregate amount equal to the Purchase Price, insuring that fee title to the Real Property is vested in New Property Owner subject only to the Permitted Exceptions, together with a non-imputation endorsement in favor of New Property Owner.

“Permit” means permits, licenses, approvals, certificates, findings of suitability and other registrations, authorizations and exemptions of and from all applicable Governmental Authorities.

“Permitted Exceptions” shall mean the following: (a) applicable zoning, building and land use Laws, (b) any matters shown on the Existing Survey (provided that Buyer may object to any such matters during the Due Diligence Period in accordance with the provisions of Section 3.1 as if such matters were reflected in an Update (provided that the reference to five (5) Business Days contained in the second sentence of such section shall be deemed to read “prior to the end of the Due Diligence Period”), in which case the provisions of Section 3.1 shall be applicable thereto (and such objected to matters shall not be deemed to constitute Permitted Exceptions unless the same are accepted by Buyer pursuant to clause (x) of Section 3.1)), (c) such state of facts as would be disclosed by a current and accurate update to the Existing Survey, provided same do not render title uninsurable, do not restrict the current use of the Property as a hotel and casino with related parking, retail facilities and other material current uses and do not have an adverse impact, in any material respect, on the value or operations of the Property or on Buyer, (d) the lien of real estate taxes, assessments, water and sewer charges and other governmental charges or fees not yet delinquent, (e) the rights of the Tenants under the Leases as tenants only, (f) as of Closing, the rights of Non-CPLV Lease Tenant under the Amended Non-CPLV Lease, (g) mechanics’ and materialman’s liens first arising after the Effective Date that would be permitted to exist under Article XI of the Original Non-CPLV Lease, (h) inchoate mechanics’ and materialman’s liens that arise in the ordinary course of construction, maintenance, repair or improvement work at the Property and are not more than sixty (60) days past due, (i) leases, licenses and occupancy agreements, and any extension, renewal, or replacement thereof, and any amendments thereto or to the Leases, in each case first arising after the Effective Date and expressly permitted under Section 8.1 hereof (so long as, in the case of any such leases, occupancy agreements or amendments to the Leases, such documents contain provisions providing for the automatic subordination of such documents to the Amended Non-CPLV Lease), (j) such other encumbrances and title exceptions as would not restrict the current use of the Property as a hotel and casino with related parking, retail facilities, and other material current uses and do not have an adverse impact, in any material respect, on the value or operations of the Property or on Buyer, and (k) the title exceptions reflected on Exhibit C hereto (but excluding, in each case, any Required Removal Exceptions that are described in clauses (i) or (ii) of the definition of Required Removal Exceptions) (provided that Buyer may object to any such title exceptions during the Due Diligence

8

Period in accordance with the provisions of Section 3.1 as if such title exceptions were reflected in an Update (provided that the reference to five (5) Business Days contained in the second sentence of such section shall be deemed to read “prior to the end of the Due Diligence Period”), in which case the provisions of Section 3.1 shall be applicable thereto (and such objected to title exceptions shall not be deemed to constitute Permitted Exceptions unless the same are accepted by Buyer pursuant to clause (x) of Section 3.1))), subject to Article 3 hereof.

“Person” shall mean any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other form of entity.

“Personal Property” shall mean all tangible personal property that is in any way related to the Real Property and that Seller owns or possesses, including any such property that is located on the Real Property and used in the ownership, operation and maintenance of the Real Property, including all books, records and files of Seller relating to the Real Property, but excluding any tangible personal property of the tenants at the Property.

“Proceedings” shall have the meaning given in Section 11.13.

“Prohibited Person” shall have the meaning given in Section 7.1(c).

“Property” shall mean the Real Property; provided, that, for the avoidance of doubt, (i) the term “Property” does not include Personal Property or Intangible Property, and (ii) the conveyance of the Property to New Property Owner shall not constitute an assignment by Seller or an assumption by New Property Owner of any service contracts, leasing or property management agreements, maintenance contracts or similar agreements and contracts relating to the Real Property, which, in each case, shall remain the property of Seller.

“Purchase Price” shall have the meaning given in Article 2.

“RCRA” shall mean the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §§6901 et seq., as the same may be amended from time to time.

“Real Property” shall mean the Land, all Buildings, the Development Rights, Fixtures and any, to the extent constituting rights and privileges in real property, rights and privileges pertaining thereto, collectively. For the avoidance of doubt, the Real Property includes Seller’s ownership interest in adjoining roadways, alleyways, strips, gores and the like appurtenant to the real estate described above; all buildings, structures, Fixtures and improvements of every kind that are, as of the Effective Date (subject to the other express provisions of this Agreement), located on or permanently affixed to the Land or on the improvements that are located thereon, including, but not limited to, alleyways and connecting tunnels, sidewalks, utility pipes, conduits and lines appurtenant to such buildings and structures.

“REIT” shall have the meaning given in Section 11.19.

“Remove” with respect to any exception to title shall mean that Eldorado, at its sole cost, removes such title exception of record and/or causes the Title Company to omit the same from the

9

Owner’s Title Policy at Closing; provided, however, that Eldorado shall only be permitted to cause the Title Company to omit from the Owner’s Title Policy (without removing the same of record) the following title exceptions: mechanics’ and materialman’s liens for work, the aggregate amount of which is no greater than Two Hundred Fifty Thousand Dollars ($250,000.00).

“Required Removal Exceptions” shall mean, collectively, (i) all mortgages, deeds of trust, deeds to secure debt or other security documents recorded against or otherwise secured by the Property or any portion thereof and related UCC filings and assignment of leases and rents and other evidence of indebtedness secured by the Property; (ii) liens or other encumbrances or title matters intentionally created or consented to by Eldorado or its Affiliates after the Effective Date other than the Amended Non-CPLV Lease (but not including unrecorded mechanics’ or materialman’s liens, matters described in clause (i) of the definition of Permitted Exceptions, or any liens, encumbrances or other title matters created or approved in writing by Buyer or its Affiliates); and (iii) the following so long as they are (A) not Permitted Exceptions (excluding clause (j) of the definition of Permitted Exceptions), (B) not caused by the acts or omissions of Buyer, and (C) not consented to by Buyer: (1) judgments against Seller or New Property Owner; and (2) liens or other encumbrances or matters to the extent any of them shall be in a readily determined monetary amount (such liens or encumbrances, “Seller Monetary Liens”), but only (in the case of (iii)) if the cost to remove such liens or encumbrances does not exceed the Required Removal Threshold.

“Required Removal Threshold” shall mean Twenty Million Dollars ($20,000,000.00).

“Scheduled Closing Date” shall mean the date on which the Merger is consummated, subject to adjournment in accordance with the provisions of this Agreement.

“Seller” shall have the meaning given in the Recitals.

“Seller Monetary Liens” shall have the meaning given in the definition of “Required Removal Exceptions”.

“Seller Parties” shall mean Eldorado, Seller, New Property Owner (prior to Closing only), and any other Affiliate of Seller or Eldorado that is a party to a Closing Document.

“Survival Period” shall have the meaning given in Section 7.3(a).

“Tenant” shall mean any tenant of the Property under a Lease.

“Tenant’s Title Policy” shall mean one (1) or more ALTA leasehold owner’s title insurance policies in favor of Non-CPLV Lease Tenant issued by the Title Company in an aggregate amount determined by Eldorado in its reasonable discretion, insuring that leasehold title to the Real Property is vested in Non-CPLV Lease Tenant subject only to exceptions not caused by the acts of Buyer.

“Termination Date” shall have the meaning given in Section 8.1(a).

“Title Company” shall mean the collective reference to Chicago Title Insurance Company, Attn: Joe Benlevi, E-Mail: joe.benlevi@ctt.com, Tel: (212) 880-1304 and Fidelity National Title Insurance Company, Attn: Fred Glassman, E-Mail: fred.glassman@fnf.com, Tel: (212) 471-3703, as co-insurers.

10

“Transaction” shall mean the transactions contemplated by this Agreement.

“Update” shall have the meaning given in Section 3.1.

“VICI” shall mean VICI Properties L.P., a Delaware limited partnership.

“VICI REIT” shall mean VICI Properties Inc., a Maryland corporation (an Affiliate of Buyer).

SECTION 1.2.    Terms Generally. Definitions in this Agreement apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections, Schedules and Exhibits shall be deemed to be references to Articles and Sections of, and Schedules and Exhibits to, this Agreement unless the context shall otherwise require. All references in this Agreement to “not to be unreasonably withheld” or correlative usage, mean “not to be unreasonably withheld, delayed or conditioned”. Any accounting term used but not defined herein shall have the meaning assigned to it in accordance with GAAP. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” unless such phrase already appears. The word “or” is not exclusive and is synonymous with “and/or” unless it is preceded by the word “either”. The terms “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision.

ARTICLE 2

SALE OF PROPERTY

Subject to and upon the terms and conditions of this Agreement and the Closing Documents, Eldorado agrees to cause Seller to sell and Buyer agrees to purchase all of the Membership Interests (as defined below) in New Property Owner, which New Property Owner will own the Property subject only to the Permitted Exceptions. In consideration therefor, Buyer shall pay to Eldorado an aggregate amount of Four Hundred Thirty Four Million Seven Hundred Fifty Thousand and No/100 Dollars ($434,750,000.00) (the “Purchase Price”). The Purchase Price shall be paid as set forth in this Article 2. For the avoidance of doubt, Eldorado is not causing Seller to sell to Buyer, Buyer is not acquiring from Seller, and New Property Owner shall not own, directly or indirectly, any Personal Property or Intangible Property.

SECTION 2.1.    Cash at Closing. On the Closing Date, Buyer shall deposit or cause to be deposited into escrow with the Escrow Agent an amount equal to the Purchase Price, plus or minus any closing costs as allocated in accordance with Section 5.2, in immediately available funds as more particularly set forth in Section 6.1. Such escrow shall be held and delivered by Escrow Agent in accordance with the provisions of such Section 6.1.

11

ARTICLE 3

TITLE MATTERS

SECTION 3.1.    Title Objections; Required Removal Exceptions. Buyer shall have the right to have title and survey updated (or to obtain new title commitments and surveys with respect to the Property, the cost of the same to be paid by Buyer), and shall provide to Eldorado any such updated or new title commitments or surveys (as applicable, an “Update”) that Buyer obtains promptly after Buyer’s receipt thereof. Buyer may, within five (5) Business Days after receiving an Update (but in all events on or before the then scheduled Closing Date), give Eldorado written notice (an “Objection Notice”) of any exception to title to the Property or survey matters in the Update that is not a Permitted Exception and to which Buyer objects (an “Objection”). Eldorado shall have no obligation to bring any action or proceeding, or to incur any expense or liability, to Remove an Objection (unless such Objection is a Required Removal Exception). If Eldorado elects to attempt to remedy any Objection, then Eldorado shall notify Buyer in writing within five (5) Business Days after Eldorado receives the Objection Notice, in which case Eldorado will endeavor to remedy such Objection, but Eldorado will have no liability to Buyer if Eldorado is unable or fails to remedy such Objection (unless such objection is a Required Removal Exception). If Eldorado elects not to remedy any Objection(s) which it may elect not to Remove, then Eldorado may so notify Buyer in writing within five (5) Business Days after Eldorado receives the Objection Notice referencing such Objection(s). If Buyer delivers an Objection Notice to Eldorado, and (a) Eldorado does not notify Buyer within such five (5) Business Day period that Eldorado will attempt to cure such Objection, (b) Eldorado notifies Buyer within such five (5) Business Day period that Eldorado will not attempt to cure such Objection, or (c) Eldorado is unable or fails to convey, or cause to be conveyed, title to the Property to New Property Owner in accordance with the provisions of this Agreement, then, Buyer shall have the right to elect, by written notice to Eldorado given not later than (i) the fifth (5th) Business Day after the receipt by Buyer of notice from Eldorado that Eldorado will not cure such Objection, (ii) the fifth (5th) Business Day after Eldorado received such Objection Notice if Eldorado did not within such five (5) Business Day period elect to cure such Objection, or (iii) the Closing if Eldorado is unable or fails to cause title to be conveyed in accordance with this Agreement, either (x) to accept such title as Eldorado is able to convey, or caused to be conveyed, without any reduction of the Purchase Price or any credit or allowance on account thereof or any other claim against Eldorado (in which case the exception to which Buyer had raised an Objection and which Eldorado did not elect to cure (or was unable to, or failed to, cure) shall be deemed to be a Permitted Exception) (but if such Objection is to a Seller Monetary Lien in excess of the Required Removal Threshold, Buyer shall have the right to accept such title as Eldorado is able to cause to be conveyed; and in such event such Seller Monetary Lien shall be Non-CPLV Lease Tenant’s responsibility as if such Seller Monetary Lien first arose during the term of the Amended Non-CPLV Lease), or (y) to terminate this Agreement. If Buyer delivers an Objection Notice to Eldorado, and Eldorado does not notify Buyer within such five (5) Business Day period that Eldorado will attempt to cure such Objection, then Eldorado shall be deemed to have elected not to remedy such Objection(s). If Eldorado timely notifies Buyer that Eldorado will attempt to cure such Objection(s) and despite Eldorado’s commercially reasonable efforts it has not cured such Objection(s) by the Scheduled Closing Date, the scheduled Closing shall be adjourned for up to sixty (60) days in the aggregate to permit such process to be completed, and if such process shall be ongoing as of 11:59 p.m. on the adjourned Scheduled Closing Date, then this Agreement will automatically terminate without either party having any

12

liability other than obligations that, pursuant to the express terms hereof, survive termination hereof, unless Buyer agrees to accept such title as Eldorado is able to convey or cause to be conveyed, without any reduction of the Purchase Price or any credit or allowance on account thereof or any other claim against Eldorado or Seller. For the avoidance of doubt, Eldorado’s failure to Remove or cause to be Removed any exception that is not a Required Removal Exception shall be neither a breach nor a default hereunder. If Buyer elects to terminate this Agreement pursuant to this Section 3.1, then this Agreement shall terminate and be deemed null, void and of no further force or effect (other than obligations that, pursuant to the express terms hereof, survive termination hereof). Notwithstanding anything to the contrary contained herein, Eldorado shall be required to Remove all Required Removal Exceptions at or prior to Closing, which for purposes of clarification shall not restrict Eldorado or Seller from entering into unrecorded Contracts that may remain in effect as of Closing pursuant to Section 8.1.

ARTICLE 4

ACCESS; AS-IS SALE

SECTION 4.1.    Due Diligence Period; Buyer’s Access to the Property.

(a)    On or prior to the Effective Date, Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to deliver to Buyer the diligence materials described on Schedule 4.1(a) attached hereto (the “Initial Diligence Materials”). Subject to the final sentence of this Section 4.1(a), Buyer shall have a period from the Effective Date until 11:59 p.m. (Eastern Time) on the date that is ninety (90) days following the Effective Date (the “Due Diligence Period”), to perform its due diligence review of the Property and all matters related thereto (as Buyer in its sole discretion determines) (including, without limitation, any engineering, environmental, title, survey, zoning, leasing, tax, financial, operational and legal compliance matters relating to the Property). Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to use commercially reasonable efforts to provide to Buyer, promptly upon receipt of Buyer’s request therefor, any such information (in addition to the Initial Diligence Materials actually received by Buyer) as Buyer shall request (collectively, the “Additional Diligence Materials”). For the avoidance of doubt, Eldorado’s obligations under this Article 4 pertaining to requests for Initial Diligence Materials and Additional Diligence Materials relate solely to obtaining existing materials and information and in no event shall Eldorado be required to commission or create, or cause to be commissioned or created, any new studies, surveys, inspections or other diligence materials. If, during the Due Diligence Period, (i) Buyer identifies in writing to Eldorado any matter(s) or issue(s) pertaining to the Property which, in Buyer’s sole but good faith determination, if left unaddressed, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect and/or could adversely affect VICI REIT’s status as REIT, (ii) Eldorado shall fail to provide (or shall fail to cause Seller to provide) to Buyer reasonably promptly after Buyer’s request therefor, any Additional Diligence Materials and/or access to the Property to Buyer and Buyer’s consultants and representatives for Inspections (“Access”) and/or (iii) Eldorado shall fail to grant Buyer’s request for consent to perform physically invasive Inspections of the Property, Buyer shall have the right (as Buyer’s sole remedy (except as otherwise provided in Section 2.4 of the Master Transaction Agreement)) to terminate this Agreement by providing written notice of its exercise of such right to Eldorado prior to the expiration of the Due Diligence Period. Upon delivery of such notice, this Agreement

13

shall automatically terminate and the parties shall have no further rights or obligations under this Agreement, except those which expressly survive such termination. If Buyer does not terminate this Agreement pursuant to this Section 4.1(a), Buyer shall be deemed to have waived its rights to terminate this Agreement pursuant to this Section 4.1(a). Notwithstanding anything to the contrary, in the event that Eldorado shall fail to deliver to Buyer the Initial Diligence Materials and/or Additional Diligence Materials and/or provide Access within five (5) days of receipt by Eldorado of Buyer’s written request therefor (which request may be delivered by email) (regardless of whether or not Eldorado used commercially reasonable efforts to do so), the Due Diligence Period shall be extended, on a day for day basis, until such Initial Diligence Materials and/or Additional Diligence Materials, as applicable, are delivered (and/or written confirmation that such Initial Diligence Materials and/or Additional Diligence Materials, as applicable, or a specified subset thereof, do not exist) to Buyer and/or the requested Access is provided, as applicable.

(b)    During the period between the Effective Date and the Closing Date, (i) Buyer, at its cost, may conduct such surveys and testing, investigations and inspections of the Property (collectively “Inspections”) as Buyer elects in its sole discretion and (ii) Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to provide, at reasonable times during normal business hours, reasonable access to the Property to Buyer and Buyer’s consultants and other representatives for such purpose; provided that Buyer, without Eldorado’s consent (in its sole discretion) shall not be entitled to perform physically invasive Inspections. Buyer’s right to perform the Inspections shall be subject to and will not unreasonably interfere with or disturb the rights of Seller, tenants, guests and customers at the Property and the Inspections shall not unreasonably interfere with the Seller’s business operations. Buyer and its agents, contractors and consultants shall comply with Eldorado’s and Seller’s reasonable requests with respect to the Inspections to minimize such interference. Buyer will cause each of Buyer’s consultants that will be performing such Inspections (other than purely visual inspections) to provide to Eldorado (as a condition to performing such Inspections) proof of commercial general liability insurance on an occurrence form with limits of not less than One Million Dollars ($1,000,000.00) per occurrence and Five Million Dollars ($5,000,000.00) aggregate limit bodily injury, death and property damage per occurrence.

(c)    Buyer hereby agrees to indemnify and hold harmless Eldorado, Seller and their respective Affiliates from and against any loss that Eldorado, Seller or any of their respective Affiliates shall incur as the result of the acts of Buyer or Buyer’s representatives or consultants in conducting physical diligence with respect to the Property, or, in the case of physical damage to the Property resulting from such physical diligence, for the reasonable cost of repairing or restoring the Property to substantially its condition immediately prior to such damage (unless Buyer promptly shall cause such damage to be repaired or restored); provided, however, (i) the foregoing indemnity and agreement to hold Eldorado, Seller and their respective Affiliates harmless shall not apply to, and Buyer shall not be liable or responsible for, (A) the discovery of any fact or circumstance not caused by Buyer or its representatives or consultants (except to the extent Buyer exacerbates such fact or circumstance), (B) any pre-existing condition (except to the extent Buyer exacerbates such pre-existing condition), or (C) the negligence or willful misconduct of Eldorado, Seller, any of their respective Affiliates or any of their respective agents, employees, consultants or representatives, and (ii) in no event shall Buyer be liable for any consequential, punitive or special damages; provided that, for the avoidance of doubt, such waiver of consequential, punitive and special damages shall not be deemed a waiver of damages that Eldorado, Seller or any of their respective Affiliates is required to pay to a third party in respect of consequential, punitive or special damages.

14

SECTION 4.2.    As-Is Provision. Buyer acknowledges and agrees that:

(a)    SUBJECT TO THE EXPRESS REPRESENTATIONS, WARRANTIES AND COVENANTS OF ELDORADO SET FORTH IN THIS AGREEMENT OR IN ANY CLOSING DOCUMENTS TO BE DELIVERED BY ELDORADO, SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES TO BUYER AT CLOSING, BUYER AGREES THAT UNLESS BUYER TERMINATES THIS AGREEMENT PURSUANT TO SECTION 4.1(a) OR ARTICLE 11: (i) BUYER SHALL ACCEPT THE MEMBERSHIP INTERESTS AND THE PROPERTY IN THEIR PRESENT STATE AND CONDITION AND “AS-IS WITH ALL FAULTS”; (ii) NEITHER ELDORADO NOR SELLER SHALL BE OBLIGATED TO DO ANY RESTORATION, REPAIRS OR OTHER WORK OF ANY KIND OR NATURE WHATSOEVER ON OR AFFECTING THE PROPERTY AND, SPECIFICALLY, BUT WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS SET FORTH IN THE AMENDED NON-CPLV LEASE, NEITHER ELDORADO NOR SELLER SHALL BE RESPONSIBLE FOR ANY WORK ON OR IMPROVEMENT OF THE PROPERTY NECESSARY (x) TO CAUSE THE PROPERTY TO MEET ANY APPLICABLE HAZARDOUS WASTE LAWS, (y) TO REPAIR, RETROFIT OR SUPPORT ANY PORTION OF THE IMPROVEMENTS DUE TO THE SEISMIC OR STRUCTURAL INTEGRITY (OR ANY DEFICIENCIES THEREIN) OF THE IMPROVEMENTS, OR (z) TO CURE ANY VIOLATIONS; AND (iii) NO PATENT OR LATENT CONDITION AFFECTING THE PROPERTY IN ANY WAY, WHETHER OR NOT KNOWN OR DISCOVERABLE OR DISCOVERED AFTER THE CLOSING DATE, SHALL AFFECT BUYER’S OBLIGATION TO PURCHASE THE PROPERTY OR TO PERFORM ANY OTHER ACT OTHERWISE TO BE PERFORMED BY BUYER UNDER THIS AGREEMENT, NOR SHALL ANY SUCH CONDITION GIVE RISE TO ANY ACTION, PROCEEDING, CLAIM OR RIGHT OF DAMAGE OR RESCISSION AGAINST ELDORADO OR SELLER, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR IN THIS AGREEMENT OR IN ANY CLOSING DOCUMENT.

(b)    BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY CLOSING DOCUMENTS TO BE DELIVERED BY ELDORADO, SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES TO BUYER AT CLOSING, NEITHER ELDORADO, SELLER, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR ANY OF ITS OR THEIR RESPECTIVE SHAREHOLDERS, MEMBERS, PARTNERS, TRUSTEES, BENEFICIARIES, DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, CONTRACTORS, CONSULTANTS, AGENTS OR REPRESENTATIVES, NOR ANY PERSON PURPORTING TO REPRESENT ANY OF THE FOREGOING, HAVE MADE ANY REPRESENTATION, WARRANTY, GUARANTY, PROMISE, PROJECTION OR PREDICTION WHATSOEVER WITH RESPECT TO THE PROPERTY OR THE BUSINESS OPERATIONS, WRITTEN OR ORAL, EXPRESS OR IMPLIED, ARISING BY OPERATION OF LAW OR

15

OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR ANY REPRESENTATION OR WARRANTY AS TO (I) THE CONDITION, SAFETY, QUANTITY, QUALITY, USE (PRESENT OR PROPOSED), OCCUPANCY OR OPERATION OF THE PROPERTY, (II) THE PAST, PRESENT OR FUTURE REVENUES OR EXPENSES WITH RESPECT TO THE PROPERTY OR THE BUSINESS OPERATIONS, (III) THE COMPLIANCE OF THE PROPERTY OR THE BUSINESS OPERATIONS WITH ANY ZONING REQUIREMENTS, BUILDING CODES OR OTHER APPLICABLE LAW, INCLUDING, WITHOUT LIMITATION, THE AMERICANS WITH DISABILITIES ACT OF 1990, (IV) THE ACCURACY OF ANY ENVIRONMENTAL REPORTS OR OTHER DATA OR INFORMATION SET FORTH IN ANY DOCUMENTATION OR OTHER INFORMATION PROVIDED TO BUYER WHICH WERE PREPARED FOR OR ON BEHALF OF ELDORADO, SELLER, OR ANY OF THEIR RESPECTIVE AFFILIATES OR (V) ANY OTHER MATTER RELATING TO ELDORADO, SELLER, ANY OF THEIR RESPECTIVE AFFILIATES, THE PROPERTY OR THE BUSINESS.

ARTICLE 5

NO ADJUSTMENTS OR PRORATIONS; CLOSING COSTS

SECTION 5.1.    No Adjustments or Prorations of Income or Expenses. Because Non-CPLV Lease Landlord, as landlord, and Seller, as one of the entities comprising Non-CPLV Lease Tenant, as tenant, will enter into the Non-CPLV Lease Amendment on the Closing Date, as between Eldorado and Buyer there will be no adjustment or proration of income or expenses relating to the Property.

SECTION 5.2.    Closing Costs. Closing costs shall be allocated between Buyer and Eldorado as follows:

(a)    Buyer shall pay the following closing costs:

(i)    all premiums and charges of the Title Company for the Owner’s Title Policy (other than in respect of a non-imputation endorsement, as set forth in subsection (iii) below);

(ii)    the cost of any surveys of the Property obtained by Buyer, and any updates thereto;

(iii)    fifty percent (50%) of (A) the cost of any non-imputation endorsement obtained by Buyer in connection with the Transaction and (B) any escrow charges imposed by the Escrow Agent and/or Title Company in connection with the Closing; and

(iv)    all fees due its attorneys and all costs of Buyer’s due diligence, including fees due its consultants and all costs of Buyer’s obtaining of any Gaming approvals and Gaming Licenses in connection with the consummation of the Transaction.

16

(b)    Eldorado shall pay the following closing costs:

(i)    all fees due its attorneys and consultants and all costs of Eldorado’s obtaining of any Gaming approvals and Gaming Licenses in connection with the consummation of the Transaction;

(ii)    all costs incurred by Eldorado, Seller or their respective Affiliates in connection with the Removal of any Required Removal Exceptions or other title exceptions that Eldorado elects or is required to remove;

(iii)    all costs to issue Tenant’s Title Policy;

(iv)    all fees associated with recording the Non-CPLV Memorandum of Lease; and

(v)     fifty percent (50%) of (A) the cost of any non-imputation endorsement obtained by Buyer in connection with the Transaction and (B) any escrow charges imposed by the Escrow Agent and/or Title Company in connection with the Closing.

(c)    Survival. The provisions of this Section 5.2 shall survive Closing and not be merged therein.

ARTICLE 6

CLOSING

SECTION 6.1.    Closing Mechanics.

(a)    The parties shall conduct an escrow Closing through the Escrow Agent as escrowee so that it will not be necessary for any party to attend Closing. The escrow Closing shall be conducted in accordance with an escrow arrangement, and pursuant to an escrow agreement, reasonably acceptable to Eldorado, Buyer and the Escrow Agent (the “Escrow Arrangement”). The Closing shall occur on the Scheduled Closing Date in accordance with the provisions of Section 6.1(b) hereof, subject to the right of either party to adjourn Closing one or more times (but not beyond the Outside Date) if necessary to satisfy the closing conditions set forth in Section 6.4 and Section 6.5 hereof.

(b)    On the Scheduled Closing Date, provided (1) all conditions precedent to Eldorado’s obligations hereunder have been satisfied (or waived) in accordance with Section 6.5, and (2) all conditions precedent to Buyer’s obligations hereunder have been satisfied (or waived) in accordance with Section 6.4, then as initial actions on the Closing Date, Eldorado shall cause (x) Seller to cause New Property Owner to be formed and then convey the Property to New Property Owner pursuant to the Deed, and (y) New Property Owner and Seller to enter into the Lease Assignment and Acceptance Agreement ((x) and (y), collectively, the “Initial Step”). After the consummation of the Initial Step, (i) Eldorado shall cause Seller to assign and transfer all of the Membership Interests to Buyer, (ii) Buyer shall cause New Property Owner and Eldorado shall cause Seller (as one of the entities comprising Non-CPLV Lease Tenant) to enter into the Lease Assignment and Assumption Agreement, (iii) Buyer shall pay the Purchase Price (plus or minus any closing costs in accordance with Section 5.2) to (a) the Exchange Agent (as defined in the Merger Agreement), in the event the Closing occurs substantially concurrently with the Merger

17

Closing or (b) Seller, in the event the Closing does not occur substantially concurrently with the Merger Closing but does occur subsequently thereto, in each case, in accordance with the Escrow Arrangement, (iv) Buyer shall, and Eldorado shall cause Seller (as one of the entities comprising Non-CPLV Lease Tenant) to, enter into the Non-CPLV Lease Amendment; and (v) the applicable Buyer Parties will, and Eldorado shall cause the applicable Seller Parties to, execute and deliver the other documents and materials as required under this Agreement, including Sections 6.2 and 6.3. Notwithstanding anything to the contrary contained herein, it is expressly agreed to by Eldorado and Buyer that TIME IS OF THE ESSENCE with respect to Eldorado’s and Buyer’s respective obligations to consummate the Transaction on the Scheduled Closing Date. Notwithstanding the foregoing, in the event that it is not feasible for reasons beyond the parties’ control for the parties to complete all of the steps set forth in this Section 6.1(b) on the Scheduled Closing Date, and such failure is not the result of a default by either party to comply with its obligations under the terms of this Agreement, then neither party shall be in default under this Agreement, this Agreement shall remain in full force and effect, and the Closing shall occur on the subsequent Business Day, which shall be deemed the Scheduled Closing Date.

(c)    The items to be delivered by each Seller Party or each Buyer Party in accordance with the terms of Sections 6.2 or 6.3 shall be delivered to Escrow Agent at least one (1) Business Day prior to the Closing Date (other than the deliverable described in Section 6.2(c), which shall be delivered on the Closing Date).

SECTION 6.2.    Eldorado’s Closing Deliveries. On the Closing Date, Eldorado shall execute and deliver (or cause to be executed and delivered by the applicable Seller Parties or their respective Affiliates), and have acknowledged, as applicable, the following documents and make such payments as specified below (it being understood and agreed that the documents referenced in subsections 6.2(a) and 6.2(b) shall be executed, delivered and acknowledged (and, in the case of the Deed, be recorded in the Clark County Real Estate Records) prior to the other actions to be taken on the Closing Date (with original fully executed counterparts thereof (other than the Deed) delivered to Buyer promptly after the Closing Date) and the other documents, materials and payments shall be executed, delivered, acknowledged and paid, as applicable, on the Closing Date):

(a)    Deed. A deed for the Property in the form of Exhibit E attached hereto (the “Deed”), and the State of Nevada Declaration of Value, executed, acknowledged and delivered by Seller and New Property Owner, as applicable, conveying the Property to New Property Owner.

(b)    Lease Assignment and Acceptance Agreement. An assignment and acceptance of the Leases in the form of Exhibit J attached hereto (the “Lease Assignment and Acceptance Agreement”), executed and delivered by Seller and New Property Owner, pursuant to which Seller assigns all of its interest in the Leases to New Property Owner and New Property Owner accepts such assignment.

(c)    Evidence of Deed Recordation Etc. Reasonable evidence of the formation of New Property Owner in Delaware, that New Property Owner is qualified to do business and is in good standing in the State of Nevada, and that the Deed was duly recorded in the Clark County Real Estate Records.

18

(d)    Membership Interest Assignment and Assumption Agreement. An assignment and assumption agreement with respect to all of the membership interests in New Property Owner (the “Membership Interests”) in the form of Exhibit F attached hereto (the “Membership Interest Assignment and Assumption Agreement”), executed and delivered by Seller, pursuant to which Seller assigns and transfers all such Membership Interests to Buyer.

(e)    Non-CPLV Memorandum of Lease. A memorandum of lease for the Amended Non-CPLV Lease as it relates to the Property in the form of Exhibit G attached hereto (the “Non-CPLV Memorandum of Lease”), executed, acknowledged and delivered by Non-CPLV Lease Tenant.

(f)    Lease Assignment and Assumption Agreement. The Lease Assignment and Assumption Agreement, executed and delivered by Seller (as one of the entities comprising Non-CPLV Lease Tenant).

(g)    Non-Foreign Status Affidavit. A non-foreign status affidavit in the form of Exhibit H attached hereto, in compliance with Treasury Regulations Section 1.1445-2(b)(2) (the “FIRPTA Affidavit”), executed and delivered by Seller.

(h)    Non-CPLV Lease Amendment. Either (i) in the event the Closing occurs substantially concurrently with the Merger Closing, the Non-CPLV Lease Amendment, executed and delivered by Seller (as one of the entities comprising Non-CPLV Lease Tenant), as it pertains to the Property or (ii) in the event the Closing does not occur substantially concurrently with the Merger Closing but does occur subsequently thereto, such amendments, reaffirmations and/or other instruments that are necessary (x) to incorporate the Property into the Amended Non-CPLV Lease as an individual “Facility” thereunder on the terms set forth on Exhibit A attached to the Master Transaction Agreement and (y) to affirm that the guarantor under the Non-CPLV Lease Guaranty guarantees the obligations of the Non-CPLV Lease Tenant under the Amended Non-CPLV Lease with respect to the Property, in all instances in form and substance reasonably acceptable to Buyer, Eldorado and the parties thereto.

(i)    Evidence of Authority. Delivery by Eldorado of documentation to establish to Buyer’s and the Title Company’s reasonable satisfaction the due authorization of Eldorado’s and each of the other Seller Parties’ consummation of the Transaction, including Eldorado’s execution of this Agreement and Eldorado’s and each of the other Seller Parties’ execution of the Closing Documents required to be delivered by each such party.

(j)    Title Affidavit, Non-Imputation Affidavit and Related Documents. An owner’s affidavit in the form of Exhibit I-1 attached hereto, a non-imputation affidavit in the form of Exhibit I-2 attached hereto, and such other documents, certificates, indemnities and affidavits as may be otherwise agreed upon by Eldorado and Buyer in each of their reasonable discretion and/or reasonably and customarily required by the Title Company to consummate the Transaction, executed and delivered by Seller and New Property Owner, as applicable.

(k)    Eldorado Costs. Eldorado shall cause costs required to be paid by Eldorado under the provisions of this Agreement to be debited against the proceeds to Seller on the Title Company’s settlement statement.

19

(l)    Updated List of Leases. An update of Schedule 7.2(i) attached hereto as of the Closing Date.

(m)    Certificate of Representations and Warranties. A certificate, dated as of the Closing Date, in substantially the form attached hereto as Exhibit K, executed and delivered by Eldorado, stating that Eldorado’s Warranties contained in Section 7.2 hereof (as the same may be modified pursuant to Section 7.3(e), if applicable) are true, correct and complete in all material respects as of the Closing Date, except to the extent that they expressly relate to an earlier date.

(n)    Other Documents. Such other documents as may be reasonably required by the Title Company or may be agreed upon by Eldorado and Buyer in each of their reasonable discretion to consummate the Transaction.

SECTION 6.3.    Buyer’s Closing Deliveries. On the Closing Date, Buyer shall execute and deliver (or cause to be executed and delivered by the applicable Buyer Parties or their respective Affiliates), and have acknowledged, as applicable, the following documents as specified below:

(a)    Purchase Price. The Purchase Price (plus or minus the closing costs in accordance with Article 5), plus any other amounts required to be paid by Buyer at Closing hereunder.

(b)    Membership Interest Assignment and Assumption Agreement. The Membership Interest Assignment and Assumption Agreement, executed and delivered by Buyer.

(c)    Non-CPLV Memorandum of Lease. The Non-CPLV Memorandum of Lease, executed, acknowledged and delivered by Non-CPLV Lease Landlord.

(d)    Lease Assignment and Assumption Agreement. The Lease Assignment and Assumption Agreement, executed and delivered by New Property Owner.

(e)    Non-CPLV Lease Amendment. Either (i) in the event the Closing occurs substantially concurrently with the Merger Closing, the Non-CPLV Lease Amendment, executed and delivered by New Property Owner (as one of the entities comprising Non-CPLV Lease Landlord), as it pertains to the Property or (ii) in the event the Closing does not occur substantially concurrently with the Merger Closing but does occur subsequently thereto, such amendments, reaffirmations and/or other instruments that are necessary (x) to incorporate the Property into the Amended Non-CPLV Lease as an individual “Facility” thereunder on the terms set forth on Exhibit A attached to the Master Transaction Agreement and (y) to affirm that the guarantor under the Non-CPLV Lease Guaranty guarantees the obligations of the Non-CPLV Lease Tenant under the Amended Non-CPLV Lease with respect to the Property, in all instances in form and substance reasonably acceptable to Buyer, Eldorado and the parties thereto.

(f)    Evidence of Authority. Delivery by Buyer of documentation to establish to Eldorado’s and the Title Company’s reasonable satisfaction the due authorization of Buyer’s and each of the other Buyer Parties’ consummation of the Transaction, including Buyer’s execution of this Agreement and Buyer’s and each of the other Buyer Parties’ execution of the Closing Documents required to be delivered by each such party.

20

(g)    Certificate of Representations and Warranties. A certificate, dated as of the Closing Date, in substantially the form attached hereto as Exhibit L, executed and delivered by Buyer, stating that the representations and warranties of Buyer contained in Section 7.1 hereof are true, correct and complete in all material respects as of the Closing Date.

(h)    Other Documents. Such other documents as may be reasonably required by the Title Company or may be agreed upon by Eldorado and Buyer in each of their reasonable discretion to consummate the Transaction.

SECTION 6.4.    Conditions to Buyer’s Obligations. Buyer’s obligation to close the Transaction is conditioned on the satisfaction or waiver of all of the following on or prior to the Closing Date:

(a)    Representations True. All Eldorado’s Warranties (as may be modified pursuant to Section 7.3(e), if applicable) shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, in each case without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties.

(b)    Deed; Title Condition. The Deed shall have been duly recorded in the Clark County Real Estate Records, the New Property Owner shall own fee simple title (other than with respect to appurtenant interests constituting Real Property in which Seller does not hold fee simple title) to the Real Property, title to the Real Property shall be as provided in Section 3.1 and, assuming Buyer pays the premium in respect thereof, the Title Company shall be irrevocably committed to issue the Owner’s Title Policy to New Property Owner.

(c)    Eldorado’s Deliveries Complete. Each Seller Party shall have executed and delivered, and have acknowledged, as applicable, all of the documents and other items required pursuant to Section 6.2 to which it is a party and shall have performed all other material obligations to be performed by such Seller Party on or prior to the Closing Date.

(d)    No Legal Impediment. There shall not be in effect any law, or any injunction or order of any governmental or judicial authority of competent jurisdiction prohibiting, restraining, enjoining or otherwise preventing the consummation of the Transaction.

(e)    No Bankruptcy. A petition shall not have been filed by or against Eldorado, Seller or New Property Owner under the Federal Bankruptcy Code or any similar Laws.

(f)    Merger Agreement. The conditions to closing under the Merger Agreement have been satisfied or waived and the transactions contemplated by the Merger Agreement are consummated substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder.

(g)    Master Transaction Agreement. The Closing (as defined in the Master Transaction Agreement) occurs substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder. For the avoidance of doubt, but subject to the provisions of Section 2.1(b)(i)(4) of the Master Transaction Agreement, it is not a condition to the Closing

21

hereunder that any of (i) the closings under the Subject Property PSA (Atlantic City) or the Subject Property PSA (New Orleans) (each as defined in the Master Transaction Agreement)) or (ii) the CPLV/HLV Closing (as defined in the Master Transaction Agreement), be consummated.

(h)    Governmental Approvals. All Governmental Approvals from all applicable Gaming Authorities and all other material Governmental Approvals necessary to consummate the transactions contemplated herein shall have been satisfied or obtained by Buyer, Seller and Eldorado and/or their respective Affiliates, as applicable, in accordance with this Agreement and the final documentation to be entered into in connection therewith shall have been received by Buyer.

SECTION 6.5.    Conditions to Eldorado’s Obligations. Eldorado’s obligation to close the Transaction is conditioned on the satisfaction or waiver of all of the following on or prior to the Closing Date:

(a)    Representations True. All Buyer’s Warranties shall be true and correct in all material respects on and as of the Closing Date, as if made on and as of each such date.

(b)    Buyer’s Deliveries Complete. Buyer shall have timely delivered the funds required hereunder and each Buyer Party shall have executed and delivered, and have acknowledged, as applicable, all of the documents and other items required pursuant to Section 6.3 to which it is a party, and shall have performed all other material obligations to be performed by such Buyer Party on or prior to the Closing Date.

(c)    No Legal Impediment. There shall not be in effect any law, or any injunction or order of any governmental or judicial authority of competent jurisdiction prohibiting, restraining, enjoining or otherwise preventing the consummation of the Transaction.

(d)    Governmental Approvals. All Governmental Approvals from all applicable Gaming Authorities and all other material Governmental Approvals necessary to consummate the transactions contemplated herein shall have been satisfied or obtained by Buyer, Seller and Eldorado and/or their respective Affiliates, as applicable, in accordance with this Agreement and the final documentation to be entered into in connection therewith shall have been received by Eldorado.

(e)    Merger Agreement. The conditions to closing under the Merger Agreement have been satisfied or waived and the transactions contemplated by the Merger Agreement are consummated substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder.

(f)    Master Transaction Agreement. The Closing (as defined in the Master Transaction Agreement) occurs substantially concurrently with or prior to (but in no event subsequent to) the Closing hereunder. For the avoidance of doubt, but subject to the provisions of Section 2.1(b)(i)(4) of the Master Transaction Agreement, it is not a condition to the Closing hereunder that any of (i) the closings under the Subject Property PSA (Atlantic City) or the Subject Property PSA (New Orleans) (each as defined in the Master Transaction Agreement)) or (ii) the CPLV/HLV Closing (as defined in the Master Transaction Agreement), be consummated.

22

(g)    Non-CPLV Memorandum of Lease / Tenant’s Title Policy. The Non-CPLV Memorandum of Lease shall have been submitted for recording in the Clark County Real Estate Records and, assuming that Eldorado pays the premium in respect thereof, the Title Company shall be irrevocably committed to issue the Tenant’s Title Policy to Non-CPLV Lease Tenant.

SECTION 6.6.    Failure of Conditions Precedent. In the event any of the conditions set forth in this Article 6 are neither waived nor satisfied as of the Scheduled Closing Date (subject to the adjournment rights set forth in Section 6.1(a) hereof) and the provisions of Article 9 hereof do not apply, Eldorado or Buyer (as applicable), so long as such party is not in default of its obligations to consummate the Closing as and when required under this Agreement, may terminate this Agreement by notice to the other party, and thereafter, neither party shall have any further rights or obligations hereunder except for obligations which expressly survive termination of this Agreement. If the Closing does not occur on or before December 24, 2020 (the “Outside Date”) this Agreement shall automatically terminate, other than those terms that, pursuant to the express terms hereof, survive termination hereof. Eldorado and Buyer each hereby covenant and agree to use commercially reasonable efforts to cause the conditions to Closing set forth in this Agreement to be satisfied, and to proceed to Closing hereunder, in an expeditious manner.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

SECTION 7.1.    Buyer’s Representations. Buyer represents and warrants to Eldorado as of the Effective Date and as of the Closing Date, as follows:

(a)    Buyer’s Authorization; Non-Contravention. Buyer and each of its Affiliates that is executing any Closing Document, as applicable, (i) is duly organized (or formed), validly existing and in good standing under the Laws of its State of organization and, to the extent required by applicable Laws, the State in which the Property is located, and (ii) is authorized to execute this Agreement and consummate the Transaction and fulfill all of its obligations hereunder and under all Closing Documents to be executed by Buyer and its Affiliates, as applicable, and such instruments, obligations and actions are valid and legally binding upon Buyer and its Affiliates, as applicable, enforceable in accordance with their respective terms. Except as set forth in Section 7.3(d), the execution and delivery of this Agreement and all Closing Documents to be executed by Buyer and its Affiliates, as applicable, and the performance of the obligations of Buyer and its Affiliates, as applicable, hereunder or thereunder will not (w) result in the violation of any Laws, or any provision of Buyer’s or its Affiliates’, as applicable, organizational documents, (x) conflict with any order of any court or governmental instrumentality binding upon Buyer, (y) conflict or be inconsistent with, or result in any default under, any contract, agreement or commitment to which Buyer or its Affiliates, as applicable, is bound, except to the extent that such conflict, inconsistency or default, as the case may be, would not reasonably be expected to have a Material Adverse Effect, or (z) subject to Section 7.3(d) hereof and VICI obtaining and consummating either (i) the Lender Consent (as defined in the Master Transaction Agreement) or the CPLV Loan Payoff (as defined in the Master Transaction Agreement), require the approval, consent or action of, waiver or filing with, or notice to, any third party, including but not limited to, any governmental bodies, agencies or instrumentalities, except as have been obtained or will be obtained on or prior to the Closing Date.

23

(b)    Buyer’s Financial Condition. No petition has been filed by or against Buyer under the Federal Bankruptcy Code or any similar Laws.

(c)    OFAC; Patriot Act. Buyer hereby represents and warrants to Eldorado that neither Buyer, nor to its knowledge, any persons or entities holding any Controlling legal or beneficial interest whatsoever in it (expressly excluding any direct or indirect shareholders of VICI Properties Inc.), are, (i) the target of any sanctions program that is established by Executive Order of the President or published by the Office of Foreign Assets Control, U.S. Department of the Treasury (“OFAC”); (ii) designated by the President or OFAC pursuant to the Trading with the Enemy Act, 50 U.S.C. App. § 5, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-06, the Patriot Act, Public Law 107-56, Executive Order 13224 (September 23, 2001) or any Executive Order of the President issued pursuant to such statutes; or (iii) named on the following list that is published by OFAC: “List of Specially Designated Nationals and Blocked Persons” (collectively, “Prohibited Persons”). Buyer hereby represents and warrants to Eldorado that no funds tendered to Eldorado under the terms of this Agreement are or will be directly or indirectly derived from activities (expressly excluding any activities of any direct or indirect shareholders of VICI Properties Inc.) that may contravene U.S. federal, state or international laws and regulations, including anti-money laundering laws. Buyer will not knowingly engage in any transactions or dealings, or knowingly be otherwise associated with, any Prohibited Persons in connection with the Property.

SECTION 7.2.    Eldorado’s Representations. Eldorado represents and warrants to Buyer, as of the Effective Date and as of the Closing Date (provided that the representations and warranties made with respect to Seller and its Affiliates shall be made only as of the Closing Date after consummation of the Closing (as defined in the Merger Agreement)) as set forth below, as follows:

(a)    Eldorado’s Authorization; Non-Contravention. Eldorado, Seller and each of their respective Affiliates that is executing any Closing Document, as applicable, (i) is duly organized (or formed), validly existing and in good standing under the Laws of its State of organization and, to the extent required by applicable Laws, the State in which the Property is located, and (ii) is authorized to execute this Agreement and, upon consummation of the Merger, consummate the Transaction, and fulfill all of its obligations hereunder and under all Closing Documents to be executed by Eldorado, Seller and each of their respective Affiliates, as applicable, and such instruments, obligations and actions are valid and legally binding upon Eldorado, Seller and each of their respective Affiliates, as applicable, enforceable in accordance with their respective terms. Except as set forth in Section 7.3(d), the execution and delivery of this Agreement and all Closing Documents to be executed by Eldorado, Seller and each of their respective Affiliates, as applicable, and the performance of the obligations of Eldorado, Seller and each of their respective Affiliates, as applicable, hereunder or thereunder will not (including, after giving effect to the consummation of the Merger) (w) result in the violation of any Laws, or any provision of Eldorado’s, Seller’s or their respective Affiliates’, as applicable, organizational documents, (x) conflict with any order of any court or governmental instrumentality binding upon Eldorado or Seller or their respective Affiliates, (y) subject to Section 7.3(d) hereof, conflict or be inconsistent with, or result in any default under, any contract, agreement or commitment to which Eldorado, Seller and each of their respective Affiliates, as applicable, is bound, except to the extent that such conflict, inconsistency or default, as the case may be, would not reasonably be expected to have a Material Adverse Effect,

24

or (z) subject to Section 7.3(d) hereof and the matters disclosed on Schedule 7.2(a), require the approval, consent or action of, waiver or filing with, or notice to, any third party, including but not limited to, any governmental bodies, agencies or instrumentalities, except as have been obtained (in the case of any such approval or consent) or sent (in the case of any such notice), or will be obtained (in the case of any such approval or consent) or sent (in the case of any such notice) on or prior to the Closing Date.

(b)    New Property Owner’s Authorization; Non-Contravention. After the formation of the New Property Owner as part of the Initial Step, (i) New Property Owner shall be duly organized (or formed), validly existing and in good standing under the Laws of its State of organization and, to the extent required by applicable Laws, the State in which the Property is located, and (ii) upon consummation of the Merger, New Property Owner shall be authorized to consummate the Transaction, and fulfill all of its obligations hereunder and under all Closing Documents to be executed by New Property Owner and such instruments, obligations and actions shall be valid and legally binding upon New Property Owner, enforceable in accordance with their respective terms. After the formation of the New Property Owner, the execution and delivery of all Closing Documents to be executed by New Property Owner and the performance of the obligations of New Property Owner thereunder shall not (including, after giving effect to the consummation of the Merger) (w) result in the violation of any Laws, or any provision of New Property Owner’s organizational documents, (x) conflict with any order of any court or governmental instrumentality binding upon New Property Owner, (y) conflict or be inconsistent with, or result in any default under, any contract, agreement or commitment to which New Property Owner is bound, except to the extent that such conflict, inconsistency or default, as the case may be, would not reasonably be expected to have a Material Adverse Effect, or (z) require the approval, consent or action of, waiver or filing with, or notice to, any third party, including but not limited to, any governmental bodies, agencies or instrumentalities, except as have been obtained or will be obtained on or prior to the Closing Date.

(c)    Bankruptcy. No petition has been filed by Eldorado or, to Eldorado’s Knowledge, Seller, nor has Eldorado or, to Eldorado’s Knowledge, Seller, received written notice of any petition filed against Eldorado or Seller under the Federal Bankruptcy Code or any similar Laws. As of the Closing Date, no petition has been filed by New Property Owner under the Federal Bankruptcy Code or any similar Laws.

(d)    OFAC; Patriot Act. Eldorado hereby represents and warrants to Buyer that neither Eldorado, nor, to Eldorado’s Knowledge, Seller, nor to the Knowledge of Eldorado, any persons or entities holding any Controlling legal or beneficial interest whatsoever in any of the foregoing (expressly excluding any direct or indirect shareholders of Eldorado or CEC), are Prohibited Persons. Eldorado hereby represents and warrants to Buyer that no funds tendered to Buyer under the terms of this Agreement are or will be directly or indirectly derived from activities (expressly excluding any activities of any direct or indirect shareholders of Eldorado or CEC) that may contravene U.S. federal, state or international laws and regulations, including anti-money laundering laws. Eldorado will not knowingly engage in any transactions or dealings, or knowingly be otherwise associated with, any Prohibited Persons in connection with the Property.

(e)    Environmental Laws. Except as disclosed in the Environmental Reports, to Eldorado’s Knowledge, Seller has complied and Seller and the Property are now complying with all Environmental Laws (as defined in the Original Non-CPLV Lease), except to the extent the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

25

(f)    Real Property. To Eldorado’s Knowledge, the Real Property comprises all of the real property used in the operation of the property commonly known as “Harrah’s Laughlin Hotel and Casino”.

(g)    Litigation. Except as set forth in Schedule 7.2(g) with respect to certain litigation against Seller, which litigation does not affect the Property or New Property Owner, to Eldorado’s Knowledge, there is no action, suit, arbitration, unsatisfied order or judgment, governmental investigation or proceeding that is pending or, to the Knowledge of Eldorado, threatened in writing, against Eldorado, Seller, New Property Owner, the Property or the Membership Interests that would reasonably be expected to cause a Material Adverse Effect.

(h)    Compliance with Laws. Subject to the provisions of Section 7.2(e) with respect to Environmental Laws, to Eldorado’s Knowledge, the Property, and Seller’s operations at the Property, are in compliance with all applicable Laws, except to the extent the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(i)    Leases. To Eldorado’s Knowledge, (i) the Leases which demise space at the Property are listed on Schedule 7.2(i), which is true, accurate and complete in all material respects as of the date set forth thereon, and except as set forth thereon, such Leases have not been amended or modified, (ii) to the Knowledge of Eldorado, there is no material default under any such Lease except as set forth in Section 7.3(d), and (iii) there are no separate agreements between Seller and any party to any Lease with respect to the use or occupancy of the Property other than as specified on Schedule 7.2(i). Such Schedule shall be appropriately adjusted to reflect leasing matters in accordance with Section 7.3(e) hereof. To Eldorado’s Knowledge, Eldorado has furnished or made available to Buyer true, correct and complete copies of all Leases, in all material respects, all of which are, to Eldorado’s Knowledge, in full force and effect. The parties agree that any Leases added to Schedule 7.2(i) after the Effective Date in accordance with Section 7.3(e) shall be automatically deemed to be added to Schedule 4 of the Amended Non-CPLV Lease as a Specified Sublease (as defined in the Amended Non-CPLV Lease).

(j)    [Intentionally Deleted.]

(k)    Union Agreement; Employees. As of the Closing Date, (a) New Property Owner does not have any employees, (b) neither Seller nor any Affiliate thereof has any employees who will have any right to employment by or, to the Knowledge of Eldorado, claim against Buyer, (c) neither Seller nor any affiliate thereof is a party to or bound by any collective bargaining agreement or other agreement with any labor organization that gives rise to any claims against Buyer and (d) there are no outstanding claims against Seller under any collective bargaining agreement or other agreement with a labor organization to which Seller is a party which relates to the Property.

(l)    Taxes. To Eldorado’s Knowledge, Seller has timely filed with the appropriate taxing authorities all tax returns that it has been required to file with respect to New Property Owner or the Property. To Eldorado’s Knowledge, (i) all such tax returns are true, correct, and complete in all material respects, and (ii) all taxes (including any interest or penalties thereon) owed by Seller or New Property Owner with respect to the Property have been paid prior to delinquency.

26

(m)    Financial Information. To Eldorado’s Knowledge, the financial information attached as Exhibit D hereto (the “Financial Information”) (other than projections with respect to future periods included therein) (i) was derived from the books and records of Harrah’s Laughlin, LLC and has been prepared, or derived from information prepared on a basis consistent with prior periods, and (ii) fairly presents in all material respects the results of operations of Harrah’s Laughlin, LLC and the Property as of their respective dates and for the respective periods presented, subject to the absence of footnotes and normal year-end adjustments. The term “Financial Information” shall be deemed to include any quarterly or annual financial statements issued by Harrah’s Laughlin, LLC in the ordinary course of business between the date of this Agreement and Closing, and upon Buyer’s request, Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Harrah’s Laughlin, LLC to provide copies of any such financial statements to Buyer. To Eldorado’s Knowledge, since December 31, 2018, there has been no material adverse change in the condition of the Property or in the property, business, operations or financial condition of Harrah’s Laughlin, LLC. To Eldorado’s Knowledge, the projections contained in the Financial Information were prepared by Harrah’s Laughlin, LLC based on assumptions that are to the Knowledge of Eldorado reasonable and customary.

(n)    ERISA. Neither Eldorado nor, to Eldorado’s Knowledge, Seller nor New Property Owner is, and neither Eldorado, New Property Owner, nor, to Eldorado’s Knowledge, Seller, is acting on behalf of (i) an “employee benefit plan” as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA, (ii) a “plan” as defined in and subject to Section 4975 of the Code, or (iii) an entity deemed to hold “plan asset” of any of the foregoing within the meaning of 29 C.F.R. Section 2510.3 101, as modified by Section 3(42) of ERISA. None of the transactions contemplated by this Agreement are in violation of any state statutes applicable to Eldorado or, to Eldorado’s Knowledge, Seller or New Property Owner regulating investments of, and fiduciary obligations with respect to, governmental plans similar to the provisions of Section 406 of ERISA or Section 4975 of the Code.

(o)    Condemnation. To Eldorado’s Knowledge, (i) no condemnation or eminent domain proceeding in which Seller has received written notice is pending with respect to the Property, and (ii) to the Knowledge of Eldorado, no such proceeding is threatened, or contemplated, in writing.

(p)    Membership Interests. As of the Closing Date, (i) immediately prior to assignment thereof to Buyer, Seller is the lawful owner of the Membership Interests, free and clear of all Liens; (ii) the Membership Interests constitute all of the membership interests of New Property Owner; (iii) Seller is the sole member of New Property Owner; (iv) New Property Owner has no manager (other than New Property Owner); (v) the Membership Interests have been duly authorized and validly issued and have not been issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any other rights; (vi) Seller will transfer good, valid and marketable title to the Membership Interests to Buyer, free and clear of all Liens; and (vii) Eldorado has furnished to Buyer true, correct and complete copies of the certificate of formation and operating agreement of New Property Owner.

27

(q)    New Property Owner. As of the Closing Date, (i) New Property Owner was created solely for the purpose of, and has not engaged in any activity or business other than, owning the Property; (ii) the only asset of New Property Owner is the Property (and, for the avoidance of doubt, New Property Owner has no direct or indirect subsidiaries and does not own any interests in any other entity); and (iii) New Property Owner has no liabilities (contingent or otherwise) other than its liabilities that arise solely as a result of New Property Owner’s ownership of the Property, in its capacity as owner thereof (such as real estate taxes).

SECTION 7.3.    General Provisions.

(a)    Survival of Eldorado’s Warranties and Buyer’s Warranties. Eldorado’s Warranties and Buyer’s Warranties (without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties) shall survive Closing and not be merged therein for a period of two hundred seventy (270) days (such period, the “Survival Period”); provided that (i) Eldorado’s NPO Warranties shall survive Closing without limitation of time, and (ii) the Survival Period will be extended for so long as any claim of breach of any such representation or warranty, notice of which was provided to Seller or Buyer, as applicable, within the period of two hundred seventy (270) days referenced above, shall be outstanding.

(b)    Post-Closing Breaches. Notwithstanding anything in Section 9.2 to the contrary, and subject to the provisions of Section 7.3(a) and Section 7.3(f), from and after the Closing, Eldorado’s aggregate liability to Buyer with respect to any and all breaches of Eldorado’s Warranties set forth in this Agreement (other than Eldorado’s NPO Warranties), shall not exceed five percent (5%) of the Purchase Price and Buyer hereby waives any damages, costs and expenses in respect of such breaches in excess of said amount.

(c)    Survival. The provisions of this Section 7.3 shall survive Closing (and not be merged therein) or any earlier termination of this Agreement.

(d)    Exceptions to Representations and Warranties. Notwithstanding anything to the contrary in this Agreement, (i) Eldorado and Buyer agree and acknowledge that certain Governmental Approvals may be required to consummate the Transactions, (ii) Eldorado and Buyer shall cooperate with each other in accordance with the provisions of Section 8.5 hereof and (iii) so long as a party complies with its obligations under Section 8.5, the failure to obtain such Governmental Approvals shall not be a default by such party under this Agreement or a breach of such party’s respective representations or warranties.

(e)    Update of Representations and Warranties. Prior to the Closing, Eldorado shall have the right to amend and otherwise modify the representations and warranties made by Eldorado by written notice thereof to Buyer to reflect any change in facts or circumstances first occurring after the Effective Date not resulting from a breach or default by Eldorado or its Affiliates under this Agreement. Nothing contained herein shall be deemed to affect Buyer’s rights under Section 8.1(c) hereof.

(f)    Pre-Closing Breaches. If prior to Closing, (i) it is discovered that Eldorado is in breach of Eldorado’s representations or warranties set forth in this Agreement (after giving effect

28

to any amendment or modification of such representations or warranties which may be made by Eldorado pursuant to Section 7.3(e), if applicable, but without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties), or (ii) without giving effect to any qualifications as to “Eldorado’s Knowledge” (but giving effect to any qualifications as to the “Knowledge of Eldorado”) set forth in Eldorado’s Warranties, any amendment or modification of the representations or warranties made by Eldorado pursuant to Section 7.3(e) would, individually or in the aggregate, result in a Material Adverse Effect, then, in each case, Buyer’s sole remedy with respect thereto shall be to either (x) continue with the Closing, without any reduction of the Purchase Price or any credit or allowance on account thereof or any other claim against Eldorado on account thereof, in which case Eldorado shall not be liable to Buyer (and Buyer shall have no rights or remedies) with respect to the matter, condition or circumstance which was the basis of the applicable breach of, or amendment or modification to, such representation or warranty, notwithstanding anything in this Agreement to the contrary, or (y) terminate this Agreement (such termination right to be exercised, if at all, by written notice of such termination delivered by Buyer to Eldorado within ten (10) Business Days after (1) Buyer becoming aware of the applicable breach of the representation or warranty of Eldorado, or (2) Eldorado’s written notice to Buyer of such amendment or modification to the representations and warranties in accordance with the terms of Section 7.3(e), as applicable), whereupon following any such termination, neither party shall have any further rights or obligations hereunder except for obligations which expressly survive termination of this Agreement (and for the avoidance of doubt, Buyer shall have no right to receive the Buyer Liquidated Damages Amount).

ARTICLE 8

COVENANTS

SECTION 8.1.    Ordinary Course Operations.

(a)    Except as expressly contemplated or required by this Agreement, as may be required by applicable law or as set forth in Schedule 8.1(a), or to the extent Buyer otherwise consents in writing, from the Effective Date until the Closing or the date on which this Agreement is terminated (the “Termination Date”), Eldorado shall, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to (i) conduct its business and operate the Property in the ordinary course of business consistent with past practice and in compliance with law, except to the extent that Non-CPLV Lease Tenant would be permitted to not do the same under the Amended Non-CPLV Lease as if the Non-CPLV Lease Amendment were in effect, (ii) cause the existing certificate of occupancy for the Real Property to remain in effect through Closing, (iii) use commercially reasonable efforts to preserve intact its business organization and maintain its existing relations with customers, suppliers, landlords, tenants, creditors, licensors, licensees, business partners, officers, key employees, consultants, insurers and others having business dealings with it, in each case, in all material respects, except to the extent that Non-CPLV Lease Tenant would be permitted to not do the same under the Amended Non-CPLV Lease as if the Non-CPLV Lease Amendment were in effect; provided, however, that no action relating to the subject matter of any of the clauses of Section 8.1(b) that is permitted to be taken by Seller without the consent of Buyer, shall be deemed a breach of this Section 8.1(a).

29

(b)    Eldorado agrees that from the Effective Date until the Termination Date, except as expressly contemplated or required by this Agreement, as may be required by applicable Law or as set forth in Schedule 8.1(b), without the prior written consent of Buyer, it will, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller not to:

(i)    sell, transfer, dispose of, grant or otherwise authorize the sale, transfer, lease, disposition or grant of any of the Property;

(ii)    (A) modify or rescind any material license, franchise, Permit or authorization of a Governmental Authority or (B) fail to make capital expenditures at the Property required under any Gaming Law or by any Gaming Authority, except, in the case of each of (A) and (B), to the extent that Seller, solely in its capacity as tenant under the Amended Non-CPLV Lease, would be permitted to do the same under the terms of the Amended Non-CPLV Lease if the Amended Non-CPLV Lease were in effect with respect to the Property;

(iii)    enter into any new Contract or Lease or extend, renew, replace or otherwise modify or terminate or cancel any Contract or Lease, except to the extent that Seller, solely in its capacity as tenant under the Amended Non-CPLV Lease, would be permitted to do the same under the terms of the Amended Non-CPLV Lease if the Amended Non-CPLV Lease were in effect with respect to the Property. For purposes of clarification, notwithstanding anything to the contrary contained in this Agreement, in no event shall Eldorado be required to terminate at Closing any unrecorded Contracts that it or the Seller or any of their respective Affiliates enters into in accordance with the exception set forth in this clause (iii); or

(iv)    demolish or alter, improve or otherwise physically change the Buildings, in whole or in part, or construct any additional buildings, structures or other improvements on the Land except to the extent that Seller, solely in its capacity as tenant under the Amended Non-CPLV Lease, would be permitted to do the same under the terms of the Amended Non-CPLV Lease if the Amended Non-CPLV Lease were in effect with respect to the Property.

(c)    Notwithstanding the foregoing, in the event that prior to the Merger Closing, despite Eldorado’s use of commercially reasonable efforts to cause Seller to conduct its business, operate the Property and act in accordance with the provisions of Section 8.1(a) and/or Section 8.1(b) hereof, Seller fails to conduct its business, operate the Property and/or otherwise act in accordance with the provisions of Section 8.1(a) and/or Section 8.1(b) hereof, Buyer shall have the right, in its sole discretion, to terminate this Agreement by written notice to Eldorado and thereafter the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement, which right shall be Buyer’s sole remedy for such failure of Seller to conduct its business, operate the Property and/or otherwise act in accordance with the provisions of Section 8.1(a) and/or Section 8.1(b) hereof (other than as provided in Section 2.4 of the Master Transaction Agreement).

SECTION 8.2.    Brokers. Eldorado and Buyer expressly represent that there has been no broker or any other party representing Eldorado or Buyer as broker with respect to the Transaction

30

and with respect to this Agreement. Eldorado agrees to hold Buyer harmless and indemnify Buyer from and against any and all Liabilities (including reasonable attorneys’ fees, expenses and disbursements) suffered or incurred by Buyer as a result of any claims by any party claiming to have represented Eldorado as broker in connection with the Transaction. Buyer agrees to hold Eldorado harmless and indemnify Eldorado from and against any and all Liabilities (including reasonable attorneys’ fees, expenses and disbursements) suffered or incurred by Eldorado as a result of any claims by any party claiming to have represented Buyer as broker in connection with the Transaction. The provisions of this Section 8.2 shall survive Closing (and not be merged therein) or the earlier termination of this Agreement.

SECTION 8.3.    Transfer Taxes. Eldorado and Buyer each hereby covenant and agree that in the event any transfer, documentary, sales, use, stamp, registration and value added taxes and/or fees (including any penalties and interest) are incurred in connection with this Agreement, the other Closing Documents and/or the Closing (including any real property transfer tax and any other similar tax), all such taxes or fees shall be borne and paid fifty percent (50%) by Eldorado and fifty percent (50%) by Buyer. Eldorado and Buyer will cooperate to timely file all necessary tax returns or other documents with respect to such taxes or fees. The provisions of this Section 8.3 shall survive Closing (and not be merged therein).

SECTION 8.4.    Public Announcements. The provisions regarding public announcements set forth in Section 4.3 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 8.5.    Governmental Approvals. The provisions regarding governmental approvals set forth in Section 4.4 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis; provided, however, for purposes of the incorporation of such provisions herein, such provisions shall be limited solely to the Governmental Approvals applicable to this Agreement and the Transaction.

SECTION 8.6.    Confidentiality. The provisions regarding confidentiality set forth in Section 4.7 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 8.7.    Financing. The provisions regarding financing cooperation set forth in Section 4.5 of the Master Transaction Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 8.8.    Useful Life Analysis. Eldorado and Buyer each hereby covenant and agree to reasonably cooperate (and Eldorado agrees to, subject to Section 11.21 hereof, use commercially reasonable efforts to cause Seller to cooperate) to obtain, promptly following the Effective Date, from Grant Thornton LLP or a similar third party consultant mutually agreeable to Eldorado and Buyer, a remaining useful life analysis with respect to the Property. The provisions of this Section 8.8 shall survive Closing (and not be merged therein) or the earlier termination of this Agreement.

31

ARTICLE 9

DEFAULTS

SECTION 9.1.    Eldorado’s Remedies for Buyer Defaults. Prior to entering into this transaction, Buyer and Eldorado have discussed the fact that substantial damages will be suffered by Eldorado if Buyer shall default in its obligation to purchase the Membership Interests under this Agreement as and when required hereunder; accordingly, the parties agree that a reasonable estimate of Eldorado’s damages in such event is the amount of Eighteen Million Five Hundred Thousand and No/100 Dollars ($18,500,000.00) (the “Eldorado Liquidated Damages Amount”); provided, however, that any damages or termination fee paid by Buyer or its Affiliates under the Master Transaction Agreement shall reduce the Eldorado Liquidated Damages Amount hereunder on a dollar for dollar basis. If Buyer defaults in its obligation to consummate the Closing as and when required under this Agreement, then Eldorado shall have the right to elect, as its sole and exclusive remedy, to (x) terminate this Agreement by written notice to Buyer, whereupon, Buyer shall pay the Eldorado Liquidated Damages Amount to Eldorado, and thereafter, the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement, (y) seek specific performance of this Agreement against Buyer and, as applicable, the Buyer Parties, so long as such action for specific performance is commenced within ninety (90) days of Eldorado obtaining knowledge of any such default by Buyer or (z) waive the default or breach and proceed to close the Transaction. The Eldorado Liquidated Damages Amount remedy shall not apply or be available with respect to breaches of any representations or warranties, or any termination of this Agreement as a result thereof.

SECTION 9.2.    Buyer’s Remedies for Eldorado Defaults. Prior to entering into this transaction, Buyer and Eldorado have discussed the fact that substantial damages will be suffered by Buyer if Eldorado shall default in its obligation to cause the Property to be conveyed to New Property Owner and to cause the Membership Interests to be sold under this Agreement as and when required hereunder; accordingly, the parties agree that a reasonable estimate of Buyer’s damages in such event is the amount of Eighteen Million Five Hundred Thousand and No/100 Dollars ($18,500,000.00) (the “Buyer Liquidated Damages Amount”); provided, however, that any damages or termination fee paid by Eldorado or its Affiliates under the Master Transaction Agreement shall reduce the Buyer Liquidated Damages Amount hereunder on a dollar for dollar basis. If Eldorado defaults in its obligation to consummate the Closing as and when required under this Agreement, then Buyer shall have the right to elect, as its sole and exclusive remedy, to (x) terminate this Agreement by written notice to Eldorado, whereupon, Eldorado shall pay the Buyer Liquidated Damages Amount to Buyer, and thereafter, the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement, (y) seek specific performance of this Agreement against Eldorado, Seller and their respective Affiliates, so long as such action for specific performance is commenced within ninety (90) days of Buyer obtaining knowledge of any such default by Eldorado or (z) waive the default or breach and proceed to close the Transaction. The Buyer Liquidated Damages Amount remedy shall not apply or be available with respect to breaches of any representations or warranties, or any termination of this Agreement as a result thereof.

32

ARTICLE 10

CASUALTY/CONDEMNATION

SECTION 10.1.    Right to Terminate. If, after the Effective Date, (a) any portion of the Property is taken by condemnation or eminent domain (or is the subject of a pending taking), or (b) any portion of the Property is damaged or destroyed, Eldorado shall notify Buyer in writing of such fact promptly after obtaining knowledge thereof. If the Property is the subject of a Major Casualty/Condemnation that occurs after the Effective Date, Buyer shall have the right to terminate this Agreement by giving written notice to Eldorado no later than the date (the “Casualty Notice Date”) that is five (5) Business Days after Eldorado notifies Buyer of such Major Casualty/Condemnation. The failure by Buyer to terminate this Agreement by the Casualty Notice Date shall be deemed an election not to terminate this Agreement. If this Agreement is terminated pursuant to this Section 10.1, the parties shall have no further rights or obligations hereunder except for obligations which expressly survive the termination of this Agreement. For the purposes of this Agreement, “Major Casualty/Condemnation” shall mean (i) any casualty, condemnation proceedings, or eminent domain proceedings if the portion of the Property that is the subject of such casualty or such condemnation or eminent domain proceedings has a value in excess of Eighteen Million and No/Dollars ($18,000,000.00), as reasonably determined by a third party contractor or architect selected by Eldorado and reasonably acceptable to Buyer, or (ii) any uninsured casualty which Eldorado does not agree (as set forth as a written modification of the Amended Non-CPLV Lease reasonably acceptable to Eldorado and Buyer executed and delivered on the Closing Date and guaranteed pursuant to the Non-CPLV Lease Guaranty (as defined in the Master Transaction Agreement)), in its sole and absolute discretion, to repair or restore in a manner acceptable to Buyer.

SECTION 10.2.    Allocation of Proceeds and Awards. If, after the Effective Date, any portion of the Property is taken by condemnation or eminent domain (or is the subject of a pending taking), or any portion of the Property is damaged or destroyed and this Agreement is not terminated as permitted pursuant to the terms of Section 10.1, then this Agreement shall remain in full force and effect, and the parties hereto shall consummate the Closing upon the terms set forth herein. Any awards or proceeds received from the condemning authority or Eldorado’s or Seller’s insurance company, as the case may be (the “Casualty/Condemnation Proceeds”) shall be paid in accordance with the terms of the Amended Non-CPLV Lease as if the Amended Non-CPLV Lease were in effect as of the date that such Casualty/Condemnation Proceeds are made available, and any claims in respect to any such awards or proceeds and the related insurance policies shall be assigned to Non-CPLV Lease Tenant in accordance with the terms of the Amended Non-CPLV Lease as if the Amended Non-CPLV Lease were in effect as of the date that such Casualty/Condemnation Proceeds are made available, and in all events the Purchase Price shall not be adjusted as a result of any such casualty or condemnation; provided, that nothing in this paragraph is intended to vitiate Buyer’s right to terminate this Agreement in accordance with the terms of Section 10.1 in connection with a Major Casualty/Condemnation. Notwithstanding anything to the contrary contained herein, in the event a Major Casualty/Condemnation shall have occurred prior to the Closing and the parties elect to close in accordance with the terms of this Agreement, then the parties will have their respective rights and obligations with respect to such Major Casualty/Condemnation (and any Casualty/Condemnation Proceeds) that they would have under the terms of the Amended Non-CPLV Lease as if the Amended Non-CPLV Lease were in effect as of the date that such Major Casualty/Condemnation occurred.

33

SECTION 10.3.    Insurance. Eldorado shall use commercially reasonable efforts to cause Seller to maintain the property insurance coverage currently in effect for the Property, or comparable coverage, through the Closing Date; provided, however, that in the event that prior to the Merger Closing, despite Eldorado’s use of commercially reasonable efforts to cause Seller to maintain such property insurance coverage, (i) Seller fails to maintain such property insurance coverage and (ii) a non-de minimis loss occurs that would have been covered by such insurance if Seller had maintained such insurance, then Buyer shall have the right, in its sole discretion, to terminate this Agreement by written notice to Eldorado and thereafter the parties shall have no further rights or obligations hereunder except for other obligations which expressly survive the termination of this Agreement.

SECTION 10.4.    Waiver. The provisions of this Article 10 supersede the provisions of any applicable Laws with respect to the subject matter of this Article 10.

ARTICLE 11

MISCELLANEOUS

SECTION 11.1.    Buyer’s Assignment. Other than in connection with an assignment pursuant to Section 11.16 hereof, Buyer shall not assign this Agreement or its rights hereunder (other than to an entity that is directly or indirectly wholly-owned and controlled by VICI) without the prior written consent of Eldorado, which consent Eldorado may grant or withhold in its sole and absolute discretion. Notwithstanding the foregoing, Buyer may designate an entity that is directly or indirectly wholly-owned and controlled by VICI to be the named transferee on all Closing Documents.

SECTION 11.2.    Survival/Merger. Except for the provisions of this Agreement which are explicitly stated to survive the Closing and any document executed in connection herewith, none of the terms of this Agreement shall survive the Closing.

SECTION 11.3.    Integration; Waiver. This Agreement embodies and constitutes the entire understanding between the parties with respect to the Transaction and all prior agreements, understandings, representations and statements, oral or written, are merged into this Agreement. Neither this Agreement nor any provision hereof may be waived, modified, amended, discharged or terminated except by an instrument signed by the party against whom the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument. No waiver by either party hereto of any failure or refusal by the other party to comply with its obligations hereunder shall be deemed a waiver of any other or subsequent failure or refusal to so comply.

SECTION 11.4.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Nevada, without regard to the principles of conflicts of laws.

34

SECTION 11.5.    Captions Not Binding; Exhibits. The captions in this Agreement are inserted for reference only and in no way limit the scope or intent of this Agreement or of any of the provisions hereof. All Exhibits attached hereto shall be incorporated by reference as if set out herein in full.

SECTION 11.6.    Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

SECTION 11.7.    Severability. If any term or provision of this Agreement or the application thereof to any persons or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by Law.

SECTION 11.8.    Notices. The provisions regarding notice set forth in Section 7.7 of the Master Transaction Agreement are incorporated herein by reference.

SECTION 11.9.    Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be an original and all of which counterparts taken together shall constitute one and the same agreement. Signatures to this Agreement transmitted by electronic means shall be valid and effective to bind the party so signing. Each party agrees to promptly deliver an execution original to this Agreement with its actual signature to the other party, but a failure to do so shall not affect the enforceability of this Agreement.

SECTION 11.10.    No Recordation. Eldorado and Buyer each agrees that neither this Agreement nor any memorandum or notice hereof shall be recorded. For the avoidance of doubt, Buyer may file a notice of pendency or similar instrument against the Property in connection with an action for specific performance hereunder.

SECTION 11.11.    Additional Agreements; Further Assurances. Each of the parties hereto shall reasonably cooperate with one another and execute and deliver such documents as the other party or the Title Company shall reasonably request in order to consummate and make effective the Transaction, so long as the execution and delivery of such documents shall not result in any additional Liability or cost to the executing party. The provisions of this Section 11.11 shall survive Closing and not be merged therein.

SECTION 11.12.    Construction. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement, any modification hereof or any of the Closing Documents.

SECTION 11.13.    Prevailing Party. If any action or proceeding is brought to interpret or enforce the terms of this Agreement, the prevailing party shall be entitled to recover from the other party, in addition to all other damages, if any, all costs and expenses of such action or proceeding, including but not limited to reasonable, actual attorneys’ fees, witness fees’ and court costs as determined by a court of competent jurisdiction in a final, non-appealable decision. The

35

phrase “prevailing party” as used in this Section shall include a party who receives substantially the relief desired whether by dismissal, summary judgment or otherwise. This paragraph shall survive the Closing or termination of this Agreement.

SECTION 11.14.    JURISDICTION. WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDINGS RELATING TO THE TRANSACTION, THIS AGREEMENT, THE PROPERTY OR THE RELATIONSHIP OF BUYER AND ELDORADO HEREUNDER (“PROCEEDINGS”) EACH PARTY IRREVOCABLY (a) SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE NEVADA STATE DISTRICT COURT OF THE COUNTY OF CLARK, STATE OF NEVADA AND THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEVADA SITTING IN LAS VEGAS, NEVADA AND (b) WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY PROCEEDINGS BROUGHT IN ANY SUCH COURT, WAIVES ANY CLAIM THAT SUCH PROCEEDINGS HAVE BEEN BROUGHT IN AN INCONVENIENT FORUM AND FURTHER WAIVES THE RIGHT TO OBJECT, WITH RESPECT TO SUCH PROCEEDINGS, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PARTY. THE PROVISIONS OF THIS SECTION 11.14 SHALL SURVIVE THE CLOSING (AND NOT BE MERGED THEREIN) OR ANY EARLIER TERMINATION OF THIS AGREEMENT.

SECTION 11.15.    WAIVER OF JURY TRIAL. The provisions regarding waiver of jury trial set forth in Section 7.15 of the Master Transaction Agreement are incorporated herein by reference.

SECTION 11.16.    Tax Free Exchange. Eldorado and Buyer each hereby reserve the right to include this transaction as part of one (1) or more tax deferred exchange transactions pursuant to Code Section 1031 and comparable provisions of applicable state law, at no out-of-pocket cost, expense, risk or liability to the other party hereto. Eldorado and Buyer agree to cooperate with the other party hereto, and to execute any and all documents (including without limitation Code Section 1031 exchange documents) reasonably necessary in connection therewith; provided, however, that the closing of the transaction for the conveyance of the Property shall not be contingent upon, and shall not be subject to, the completion of such exchange, nor shall such affect the Closing Date hereunder. Buyer and Eldorado shall be obligated to close title to the Property on or before the Closing Date whether or not Buyer or Eldorado, as applicable, shall have consummated an intended Code Section 1031 tax deferred exchange transaction.

SECTION 11.17.    Termination of Merger Agreement or Master Transaction Agreement. If, at any time on or prior to the Closing, the Merger Agreement or the Master Transaction Agreement terminates, this Agreement shall automatically terminate; provided that such termination shall not relieve either party hereto for liability hereunder that pursuant to the express terms hereof or the Master Transaction Agreement survives termination hereof.

SECTION 11.18.    Limitation of Liability. Except as otherwise expressly set forth in this Agreement, in no event shall either party be entitled to recover from the other any actual, consequential, punitive, or special damages in connection with this Agreement. The foregoing shall not prejudice the right of the parties to obtain actual damages to the extent provided in Sections 7.3 and 8.2 (and subject to the limitations set forth in each such section) in connection with the representations, warranties or indemnities that expressly survive the termination of this Agreement or the Closing.

36

SECTION 11.19.    Termination of Call Right Agreement. Upon (a) the consummation of the Closing pursuant to the terms of this Agreement, (b) the Buyer obtaining title to the Membership Interests pursuant to its exercise of Buyer’s rights to specific performance in accordance with the terms of this Agreement, or (c) the Buyer receiving the Buyer Liquidated Damages Amount in accordance with the terms of this Agreement (unless specific performance was not available as a remedy to Buyer because Eldorado willfully caused Seller to convey the Property to a non-affiliate third party (other than New Property Owner) in breach of Eldorado’s obligations under this Agreement), the Call Right Agreement shall automatically terminate and be of no further force or effect. Eldorado and Buyer shall execute and deliver any document reasonably requested by the other party to evidence such termination. This Section 11.19 shall survive the termination of this Agreement or the Closing.

SECTION 11.20.    REIT Protection. The provisions regarding REIT protections set forth in Section 7.12 of the Master Transaction Agreement are incorporated herein by reference.

SECTION 11.21.    Obligations of Eldorado Following the Merger Closing. With respect to the first and third sentence of Section 4.1(a), the first sentence of Section 4.1(b), the second sentence of Section 7.2(m), the first sentence of Section 8.1(a) (other than in clause (iii) thereof), the first sentence of Section 8.1(b) and the first sentence of Section 8.8 (collectively, the “CRE Clauses”), in the event that the Merger Closing occurs prior to the Closing hereunder, from and after the Merger Closing Date, the phrase “use commercially reasonable efforts to” shall be deemed to be deleted from the CRE Clauses.

SECTION 11.22.    No Recourse to Financing Sources. Notwithstanding anything to the contrary contained herein or otherwise, no Financing Source (as defined in the Master Transaction Agreement) of any Non-Party (as defined in the Master Transaction Agreement) shall have any liability for any obligations or liabilities of the parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transaction or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party hereto against the other parties hereto, in no event shall any party hereto or any of its controlled Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Party, in connection with this Agreement or the Debt Financing (as defined in the Master Transaction Agreement), whether at law or equity, in contract, in tort or otherwise (it being understood that nothing in this Section 11.22 shall limit the rights of Buyer against the Financing Sources under the Debt Financing Commitment (as defined in the Master Transaction Agreement)).

[Remainder of page intentionally blank]

37

IN WITNESS WHEREOF, each party hereto, intending to be legally bound, has caused this Agreement to be duly executed to be effective as of the day and year first above written.

ELDORADO:

ELDORADO RESORTS, INC., a Nevada corporation

By:	/s/ Bret Yunker
Name:	Bret Yunker
Title:	Chief Financial Officer

[Signature Page to Laughlin Purchase and Sale Agreement]

BUYER:

VICI PROPERTIES L.P., a Delaware limited partnership

By:	/s/ John W.R. Payne
Name:	John W.R. Payne
Title:	President

[Signature Page to Laughlin Purchase and Sale Agreement]

EXHIBITS AND SCHEDULES

Exhibit A	Legal Description of the Land
Exhibit B	Form of Lease Assignment and Assumption Agreement
Exhibit C	Permitted Exceptions
Exhibit D	Financial Information
Exhibit E	Form of Deed
Exhibit F	Form of Membership Interest Assignment and Assumption Agreement
Exhibit G	Form of Non-CPLV Memorandum of Lease
Exhibit H	Form of FIRPTA Affidavit
Exhibit I-1	Form of Owner’s Affidavit
Exhibit I-2	Form of Non-Imputation Affidavit
Exhibit J	Form of Lease Assignment and Acceptance Agreement
Exhibit K	Form of Certification Regarding Eldorado’s Warranties
Exhibit L	Form of Certification Regarding Buyer’s Warranties

Schedule 4.1(a)	Initial Diligence Materials
Schedule 7.2(a)	Required Consents/Approvals
Schedule 7.2(g)	Litigation
Schedule 7.2(i)	Leases
Schedule 8.1(a)	Ordinary Course Operations
Schedule 8.1(b)	Restricted Actions